ANNUAL REPORT



NHC
National HealthCare Corporation

2025

Mission

NHC is committed to being the senior care leader in customer, partner, and investor satisfaction.

Vision

Caring in a Better Way,
Day by Day

Values

Commit to Godly Excellence.
Act with Compassion and Integrity.
Respect and Value People.
Enhance Quality of Life.

Skilled Nursing



80
Skilled Nursing
Centers



10,329
Beds

Assisted Living



26
Assisted Living
Communities



1,413
Units

Independent Living



9
Independent Living
Communities



777
Units

Behavioral Health



3
Behavioral Health
Hospitals



102
Beds

Pharmacy



5
Pharmacies





34
Agencies





33
Agencies





1,300
Members

EXPANDING OUR CONTINUUM OF CARE



NOW LEASING
ELLISON
ELLISON
COOL SPRINGS

Ellison Place at Cool Springs

Developed in partnership with the Flournoy Group, Ellison Place at Cool Springs underscores NHC's ongoing diversification strategy, expanding into luxury apartment communities to support long-term growth.

NHC Place Tullahoma

Breaking ground in 2025, NHC Place Tullahoma marks the beginning of a new Assisted Living and Memory Care community in Tullahoma, Tennessee.



NHC
TULLAHOMA



NHC
TULLAHOMA



CENTER FOR BEHAVIORAL HEALTH
MARYLAND HEIGHTS
NOTICE: NO EMERGENCY ROOM ON PREMISES

New Intensive Outpatient Program at the Center for Behavioral Health Maryland Heights

The Center for Behavioral Health Maryland Heights in Missouri expanded its continuum of care with the launch of a new Intensive Outpatient Program in 2025.







Great Place To Work®
Certified
DEC 2024-DEC 2025
USA

Our partners are the heart of NHC, and their commitment to our **Better Way** culture continues to shape who we are and how we serve. This year, that commitment was proudly reflected in NHC being certified as a **Great Place to Work for 2025–2026**, an achievement made possible by the voices and engagement of our teams across the organization.

With more than **81% partner participation** and a **74% Trust Index**, our partners demonstrated strong trust, collaboration, and pride in their work. Through open feedback, shared purpose, and a focus on doing the right thing the right way, our partners help create a supportive, connected workplace where people feel valued, heard, and empowered to deliver excellence every day.











5 STAR
WE WORK TOGETHER LIKE
#I❤MyJob
DONUT FORGET... you're amazing!!
We❤NHC
HAPPY TO BE ONE OF THE GREATS!
RAY of SUNSHINE

Great Place To Work®
Certified
SUNSHINE IN SCRUBS

RAY of SUNSHINE
HAPPY TO BE ONE OF THE GREATS!
#I❤MyJob

MVP
SUNSHINE IN SCRUBS
DONUT WORRY BE HAPPY
Great Place To Work®
Certified
CAFFEINE QUEEN
HAPPY TO BE ONE OF THE GREATS!

RAY of SUNSHINE
snack master
CAFFEINE QUEEN
SUNSHINE IN SCRUBS
#I❤MyJob

DONUT FORGET... you're amazing!!
Great Place To Work®
Certified
BUT FIRST COFFEE

LETTER TO
SHAREHOLDERS

Dear Shareholder,

For decades our mission statement has been, "NHC is committed to being the senior care leader in customer, partner, and investor satisfaction". Each day we strive to fully support our dedicated partners (our employees) to equip them to provide outstanding care and service to our customers (our patients and families). We are convinced that accomplishing that goal of supporting, equipping, and empowering our partners is the key to perpetual investor satisfaction.

We are delighted to share with you some of our accomplishments for 2025:

Customer Satisfaction

- Customer Satisfaction is the first aim of NHC's Mission Statement and the focal point of our culture. NHC's skilled nursing facilities ("SNF's") registered an average Net Promoter Score ("NPS") of 62.0, up from 60.0 in 2024. By comparison, the national health care NPS average was 27.0 in 2025.
- Thirty-one (31) of our SNF's had NPS scores of 50-69.9, which NPS defines as "Excellent." Another twenty-one (21) of our SNF's had scores of 70+, defined by NPS as "World Class."

Quality Care — as of December 31, 2025

- NHC's eighty (80) legacy SNF's had an average CMS 5-Star rating of 3.83. By contrast, the industry average was 2.95.
- Sixty-two and a half percent (62.5%) of NHC's legacy SNF's were rated 4- or 5-Star by CMS. Nationally, only 38.6% of skilled nursing facilities were rated 4- or 5-Star.
- NHC's thirty-four (34) home health agencies had an average CMS 5-Star rating of 4.3. Comparatively, the national average for home health agencies was 3.0.

Partner Satisfaction

- For third consecutive year, NHC was certified as a "Great Place to Work".
- Partner turnover in 2025 was the lowest since 2019.

Financial Performance — 2025 Highlights

- Net patient revenues in 2025 totaled $1,469,631,000, compared to $1,251,759,000 for the year ended December 31, 2024, an increase of 17.4%.
- Total net operating revenues and stimulus income were $1,517,781,000 in 2025, compared to $1,307,382,000 in 2024, an increase of 16.1%.
- Excluding unrealized gains/losses for marketable securities, NHC pre-tax income was $137,497,000 in 2025, compared to $105,291,000 in 2024 – a 30.6% increase.
- As of December 31, 2025, NHC shareholder equity was $1,068,772,000 compared to $980,161,000 at the end of 2024, an increase of 9.0%.
- Census improved in our SNF's from 88.6% in 2024 to 89.7% in 2025.

Investor Satisfaction

- Our one-year Total Shareholder Return ("TSR") was 30.6%. Our three-year average TSR was 50.2%, and our five-year average TSR was 27.9%.
- The dividend for calendar year 2025 was $2.53 per common share compared to $2.42 per common share in 2024, an increase of 4.5%.

Conclusion

NHC's vision is "Caring in a Better Way, Day by Day."
Our Core Values are:

Commitment to Godly Excellence

Act with Compassion and Integrity

Respect and Value People

Enhance Quality of Life

By daily embracing and embodying our vision and values, NHC's 16,000+ Partners have blessed the lives of hundreds of thousands of patients in 2025 and made our company stronger than ever before.

Thank you for your confidence and investment in our work.

Sincerely,

Stephen F. Flatt
Chief Executive Officer

Robert G. Adams
Chairman of the Board



Robert G. Adams
Chairman of the Board



Stephen F. Flatt
Chief Executive Officer



NHC Board of Directors

OFFICERS AND DIRECTORS

Corporate Officers

Stephen F. Flatt
Chief Executive Officer and President

Vicki L. Dodson
*Senior Vice President, Patient Services
and Chief Nursing Officer*

B. Anderson Flatt, Sr.
*Senior Vice President,
Chief Information Officer*

Brian F. Kidd
*Senior Vice President,
Chief Financial Officer*

Josh A. McCreary
*Senior Vice President,
General Counsel, and Secretary*

Timothy J. Shelly
Senior Vice President, Operations

Board of Directors

Robert G. Adams
Chairman of the Board

Dr. J. Paul Abernathy*
Independent Director

William A. Adams****
Independent Director

Stephen F. Flatt
Inside Director

David R. Gifford, MD***
Independent Director

Emil E. Hassan*
*Independent Director
Chairman, Compensation Committee*

Richard F. LaRoche, Jr.*
*Independent Director
Chairman, Nominating and Corporate
Governance Committee*

Lisa Piercey, MD**
Independent Director

Sandra Y. Trail*
*Independent Director
Chairman, Audit Committee*

Officers and directors reflected as of February 12, 2026.

   ** Member of the Audit Committee, Compensation Committee, and Nominating and
     Corporate Governance Committee*
  ** Member of the Audit Committee
 *** Member of the Nominating and Corporate Governance Committee
**** Member of the Compensation Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 001-13489

NHC
NATIONAL HEALTHCARE CORPORATION

(Exact name of registrant as specified in its Corporate Charter)

Delaware	**52-2057472**
(State of Incorporation)	(I.R.S. Employer Identification No.)

100 E. Vine Street
Murfreesboro, Tennessee 37130
(Address of principal executive offices)
Telephone Number: **615–890–2020**

Securities registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Shares of Common Stock	NHC	**NYSE-American**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S–T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non–accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of ''large accelerated filer,'' ''accelerated filer,'' ''smaller reporting company,'' and ''emerging growth company'' in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non–accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to (§240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non–affiliates on June 30, 2025 (based on the closing price of such shares on the NYSE American) was approximately $900.6 million. For purposes of the foregoing calculation only, all directors, named executive officers and persons known to the Registrant to be holders of 5% or more of the Registrant's Common Stock have been deemed affiliates of the Registrant.

The number of shares of Common Stock outstanding as of February 25, 2026 was 15,541,309.

Documents Incorporated by Reference

The following documents are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Form 10–K:

The Registrant's definitive proxy statement for its 2026 shareholder's meeting.

Table of Contents

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual filing that are not historical facts are forward-looking statements. NHC cautions investors that any forward-looking statements made involve risks and uncertainties and are not guarantees of future performance. Investors should also refer to the risks identified in "Part 1. Item 1A. Risk Factors" for a discussion of various risk factors of the Company and that are inherent in the health care industry. Given these risks and uncertainties, we can give no assurance that these forward-looking statements will, in fact, transpire and, therefore, caution investors not to place undue reliance on them. The risks included here are not exhaustive. All forward-looking statements represent NHC's best judgment as of the date of this filing.

ITEM 1.   BUSINESS

National HealthCare Corporation, which we also refer to as NHC or the Company, began business in 1971. Our principal business is the operation of skilled nursing facilities, assisted living facilities, independent living facilities, homecare and hospice agencies, and behavioral health hospitals. Our business activities include providing sub–acute and post–acute skilled nursing care, intermediate nursing care, rehabilitative care, memory and Alzheimer's care, senior living services, home health care services, hospice services, and behavioral health services. In addition, we provide management services, accounting and financial services, as well as insurance services to third party operators of health care facilities. We also own the real estate of 10 healthcare properties and lease these properties to third party operators. We operate in 9 states and our operations are primarily located in the Southeastern and Midwestern parts of the United States.

Description of the Business

The following table summarizes our operations by ownership status as of December 31, 2025:

	Owned	Leased	Managed	Total
Skilled Nursing Facilities				
Number of facilities	43	29	8	80
Percentage of total	53.7%	36.3%	10.0%	100.0%
Licensed beds	5,485	3,865	979	10,329
Percentage of total	53.1%	37.4%	9.5%	100.0%
Assisted Living Facilities				
Number of facilities	19	5	2	26
Percentage of total	73.1%	19.2%	7.7%	100.0%
Units	1,309	70	34	1,413
Percentage of total	92.6%	5.0%	2.4%	100.0%
Independent Living Facilities				
Number of facilities	5	3	1	9
Percentage of total	55.6%	33.3%	11.1%	100.0%
Retirement apartments	396	245	136	777
Percentage of total	51.0%	31.5%	17.5%	100.0%
Behavioral Health Hospitals				
Number of facilities	3	–	–	3
Percentage of total	100.0%	–	–	100.0%
Licensed beds	102	–	–	102
Percentage of total	100.0%	–	–	100.0%
Homecare Agencies	34	–	–	34
Hospice Agencies	33	–	–	33

Net Patient Revenues. The services we provide include a comprehensive range of health care services. In fiscal year 2025, 96.8% of our net operating revenues were derived from such health care services. Highlights of health care services activities during 2025 were as follows:

- **Skilled Nursing Facilities.** The most significant portion of our business and the base for our other health care services is the operation of our skilled nursing facilities (''SNF's''). In our facilities, experienced medical professionals provide medical services prescribed by physicians. Registered nurses, licensed practical nurses, and certified nursing assistants provide comprehensive, individualized nursing care 24 hours a day. In addition, our facilities provide licensed therapy services, quality nutrition services, social services, activities, and housekeeping and laundry services. Revenues from the 72 facilities we own or lease are reported as net patient revenues in our financial statements. Management fee income is recorded as other revenues from the eight facilities that we manage. We generally charge 6% of facility net operating revenues for our management services.

The following table shows the occupancy percentages for our owned and leased skilled nursing facilities. We define occupancy percentage as the ratio of actual patient days during any measurement period to the number of operational beds in a facility. The number of beds that are operational may be less than the licensed bed capacity. The reduction of operational beds compared to licensed beds occurs for a variety of reasons, some of which include conforming to government requirements, improving operational efficiencies, or enhancing the patient experience. We believe reporting occupancy based on operational beds is consistent with industry practice and provides a more meaningful measure of performance.

	Year Ended December 31,		
	2025	2024	2023
Overall census	89.7%	88.6%	87.9%

- **Rehabilitative Services.** Our licensed therapists provide physical, speech, respiratory and occupational therapy for patients recovering from strokes, heart attacks, orthopedic conditions, neurological illnesses, or other illnesses, injuries, or disabilities. We maintained a rehabilitation staff of over 1,230 highly trained, professional therapists in 2025. Most of our rehabilitative services are for patients in our owned, leased and managed skilled nursing facilities. However, we also provide services to 48 additional health care providers. Our rates for these services are competitive with other market rates.

- **Medical Specialty Units.** All our skilled nursing facilities participate in the Medicare program, and we have expanded our range of offerings by the creation of facility–specific medical specialty units such as our memory care units and sub-acute nursing units. Our trained staff provides care for Alzheimer's patients in early, middle and advanced stages of the disease. We provide specialized care and programs for persons with Alzheimer's or related disorders in dedicated units within many of our skilled nursing facilities. Our specialized rehabilitation programs are designed to shorten or eliminate hospital stays and help to reduce the cost of quality health care. We develop individualized patient care plans to target appropriate medical and functional planning objectives with a primary goal where feasible for a return to home or a similar environment.

- **Assisted Living Facilities.** Our assisted living facilities provide personal care services and assistance with general activities of daily living such as dressing, bathing, meal preparation and medication management. We perform resident assessments to determine what services are desired or required, and our qualified staff encourages residents to participate in a range of activities. In 2025, the rate of occupancy was 84.3% compared to 81.1% in 2024. Certificates of Need ("CONs") are not required to build these projects in most states, and we believe overbuilding has occurred in some of our markets.

- **Independent Living Facilities.** Our independent living facilities offer specially designed residential units for the active and ambulatory elderly and provide various ancillary services for our residents, including restaurants, activity rooms and social areas. Charges for services are paid from private sources without assistance from governmental programs. Independent living facilities may be licensed and regulated in some states, but do not require the issuance of a CON as is required for skilled nursing facilities. We have, in several cases, developed independent living facilities adjacent to our nursing facilities. These units are rented by the month; thus, these facilities offer an expansion of our continuum of care. We believe these independent living units offer a positive marketing aspect to all our senior care offerings and services. In 2025, the rate of occupancy was 93.8% compared to 93.2% in 2024.

- **Behavioral Health Hospitals.** Our comprehensive continuum of care includes behavioral health services to both adults and geriatric patients with psychiatric, emotional, and addictive disorders. Currently, we operate three behavioral hospitals for adult and geriatric patients who require inpatient hospitalization due to mental disorders, including cognitive illnesses. We also offer intensive outpatient programs with individualized treatment plans based on the patient's clinical needs.

- **Homecare Agencies**. Our home health agencies ("homecares") assist those who wish to stay at home or in assisted living residences but still require some degree of medical care or assistance with daily activities.

Registered and licensed practical nurses and therapy professionals provide skilled services such as infusion therapy, wound care and physical, occupational and speech therapies. Home health aides may assist with daily activities such as assistance with walking and getting in and out of bed, personal hygiene, medication assistance, light housekeeping and maintaining a safe environment. Under the Medicare reimbursement payment system, we receive a prospectively determined amount per patient per 30-day period of care. Under our managed care contracts, we may receive a period of care payment or be paid by a per-visit payment model. In 2025, we served an average census of 3,834 patients and provided 339,344 visits.

- **Hospice Agencies**. We provide hospice care through Caris Healthcare ("Caris"), a wholly owned subsidiary of NHC. Caris specializes in providing hospice and palliative care to over 1,647 patients per day in 33 locations in Georgia, Missouri, South Carolina, Tennessee, and Virginia. Under the Medicare reimbursement payment system, Medicare pays a daily rate to cover the costs for providing services included in the patient care plan. Medicare makes daily payments based on 1 of 4 levels of hospice care. All hospice care and services offered to patients and their families must follow an individualized written plan of care that meets the patient's needs.

- **Pharmacy Operations.** At December 31, 2025, we operated five regional pharmacy locations (two locations each in Tennessee and South Carolina and one location in Missouri). These pharmacies primarily service our patients that are in an inpatient setting using a central location to deliver pharmaceutical supplies. Our regional pharmacies bill Medicare Part D Prescription Drug Plans (PDPs) electronically and directly for inpatients who have selected a PDP.

- **Institutional Special Needs Plan ("I-SNP").** Our I-SNP, which is called NHC Advantage, is a managed care insurance company that restricts enrollment to Medicare Advantage eligible individuals who, for 90 days or longer, have had or are expected to need the level of services provided in a skilled nursing facility. We believe the I-SNP benefits our patients by providing nurse practitioners and care-coordination teams that continue to enhance the patient-centered experience and our quality of patient care. The I-SNP receives a per member, per month premium from Medicare which covers the members' same health care benefits as original Medicare, as well as additional benefits including preventive screenings and routine vision coverage. At December 31, 2025, the I-SNP operated in the states of Tennessee, Missouri, and South Carolina with approximately 1,300 members enrolled in the plan.

Other Revenues. We generate revenues from management, accounting and financial services to third party operators of healthcare facilities, from insurance services to our managed healthcare facilities, and from rental income. In fiscal year 2025, 3.2% of our net operating revenues were derived from such sources. The significant sources of our other revenues are described as follows:

- **Management, Accounting and Financial Services.** We provide management services to skilled nursing facilities, assisted living facilities and independent living facilities operated by third party operators. We typically charge 6% of the managed centers' net operating revenues as a fee for these services. Additionally, we provide accounting and financial services to other healthcare operators. As of December 31, 2025, we perform management services for eleven healthcare facilities and accounting and financial services for 14 healthcare facilities.

- **Insurance Services.** NHC owns a Tennessee domiciled insurance company that provides workers' compensation coverage to substantially all of NHC's owned, leased and managed healthcare facilities. A second wholly owned insurance subsidiary is licensed in the Cayman Islands and provides general and professional liability coverage in substantially all of NHC's owned, leased and managed healthcare facilities.

- **Rental Income.** The healthcare properties currently owned and leased to third party operators include nine skilled nursing facilities and one assisted living community.

Government Stimulus Income. The Employee Retention Credit ("ERC") was established by the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and intended to help businesses retain their workforce and avoid layoffs during the pandemic. The ERC provided a per employee credit to eligible businesses based on a percentage of qualified wages and health insurance benefits paid to employees. The qualified wages and health insurance benefits paid by the Company were related to the second, third, and fourth quarters of 2020. All conditions related to the ERC were met during 2024. The Company recorded $9,445,000 of government stimulus income related to the ERC credit for the year ended December 31, 2024.

Non–Operating Income. We generate non–operating income from equity in earnings of unconsolidated investments, dividends and realized gains and losses on marketable securities, interest income, and other miscellaneous non–operating income.

Quality of Patient Care

The Centers for Medicare and Medicaid Services ("CMS") introduced the Five-Star Quality Rating System to help consumers, their families and caregivers compare skilled nursing facilities more easily. The Five-Star Quality Rating System gives each skilled nursing operation a rating ranging between one and five stars in various categories (five stars being the best). The Company has always strived for patient-centered care and quality outcomes as precursors to outstanding financial performance.

The tables below summarize NHC's overall performance in these Five-Star ratings versus the skilled nursing industry as of December 31, 2025:

	NHC Ratings	Industry Ratings
Total number of skilled nursing facilities, end of period	80	
Number of 4 and 5-star rated skilled nursing facilities	50	
Percentage of 4 and 5-star rated skilled nursing facilities	62.5%	38.6%
Average rating for all skilled nursing facilities, end of period	3.83	2.95

Development and Growth

We are undertaking to expand our post–acute and senior health care operations while protecting our existing operations and markets. The following table lists our recent construction and purchase activities.

Type of Operation	Description	Size	Location	Placed in Service
Hospice	New Agency	1 agency	Cedar Bluff, VA	March 2023
Skilled Nursing	Acquisition	66 beds	Nashville, TN	May 2023
Homecare	New Agency	1 agency	Tallahassee, FL	May 2023
Assisted Living Facility	New Operations	135 units	Vero Beach, FL	July 2023
Assisted Living Facility	New Operations	95 units	Merritt Island, FL	July 2023
Assisted Living Facility	New Operations	100 units	Stuart, FL	July 2023
Hospice	New Agency	1 agency	Morristown, TN	April 2024
Hospice	New Agency	1 agency	Lawrenceburg, TN	July 2024
Hospice	New Agency	1 agency	Wytheville, VA	August 2024
Hospice	New Agency	1 agency	Clinton, TN	October 2024

On August 1, 2024, the Company purchased the assets of White Oak Management, Inc. ("White Oak"). The White Oak portfolio consisted of 15 skilled nursing facilities, two assisted living facilities, four independent living facilities and a long-term care pharmacy. The White Oak operations have 1,928 licensed skilled nursing beds, 48 assisted living units, and 302 independent living units in the states of South Carolina and North Carolina.

Business Segments

The Company has two reportable operating segments: (1) inpatient services, which includes the operation of skilled nursing facilities, assisted and independent living facilities, and behavioral health hospitals and (2) homecare and hospice services. The Company also reports an "all other" category that includes revenues from rental income, management and accounting services fees, insurance services, and costs of the corporate office. See Note 5 in the notes to the consolidated financial statements for further disclosure of the Company's operating segments.

Customers and Sources of Revenues

No individual customer, or related group of customers, accounts for a significant portion of our revenues. We do not expect the loss of a single customer or group of related customers would have a material adverse effect.

Certain groups of patients receive funds to pay the cost of their care from a common source. The following table sets forth sources of net patient revenues for the periods indicated:

	Year Ended December 31,		
Source	2025	2024	2023
Medicare	31%	33%	34%
Managed Care	12%	10%	10%
Medicaid	30%	29%	30%
Private Pay and Other	27%	28%	26%
Total	100%	100%	100%

We attempt to attract an increasing percentage of Medicare and private pay patients by providing rehabilitative and other post–acute care services. These services are designed to speed the patient's recovery and allow the patient to return home as soon as it is practical.

Medicare is a health insurance program for the aged and certain other chronically disabled individuals operated by the federal government. Medicare covers skilled nursing services for beneficiaries who require nursing care and/or rehabilitation services following a discharge from an acute care hospital. For each eligible day a Medicare beneficiary is in a skilled nursing facility, Medicare pays the facility a daily payment, subject to adjustment for certain factors such as a wage index in the geographic area. The payment covers all services provided by the skilled nursing facility for the beneficiary that day, including room and board, nursing, therapy and drugs, as well as an estimate of capital–related costs to deliver those services.

Medicaid is a medical assistance program for the indigent, operated by individual states with the financial participation of the federal government. Medicaid may supplement Medicare benefits for the disabled and for persons aged 65 and older meeting financial eligibility requirements. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines. Seniors who enter skilled nursing facilities as private pay patients can become eligible for Medicaid once they have substantially depleted their assets. Medicaid typically covers patients that require standard room and board services and provides reimbursement rates that are generally lower than rates earned from other sources.

Medicaid reimbursement varies from state to state and is based upon a number of different systems. The states in which we operate primarily use a cost–based reimbursement system. Rates are subject to a state's annual budgetary requirements and funding, statutory and regulatory changes and interpretations and rulings by individual state agencies and state plan amendments approved by CMS.

Private pay, managed care, and other payment sources include commercial insurance, individual patient funds, managed care plans and the Veterans Administration. Although payment rates vary among these sources, market forces and costs largely determine these rates. Private paying patients, private insurance carriers and the Veterans Administration generally pay based on the center's charges or specifically negotiated contracts.

We contract with managed care organizations (''MCO's'') and insurance carriers for the provision of healthcare services by our owned, leased and managed healthcare facilities.

Government Regulation

General

Health care is an area of extensive regulatory oversight and frequent regulatory change. The federal government and the states in which we operate regulate various aspects of our business. These regulatory bodies, among other things, require us annually to license our skilled nursing facilities and other health care businesses. To operate skilled nursing facilities and provide health care services we must comply with federal, state and local laws relating to the delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate–setting, building codes and environmental protection. Changes in the laws or new interpretations of existing laws as applied to the skilled nursing facilities, home health and hospice, or other components of our health care businesses, may have a significant impact on our operations.

Governmental and other authorities periodically inspect our healthcare facilities and home health and hospice agencies to assure that we continue to comply with their various standards. We must pass these inspections to continue our licensing under state law, to obtain certification under the Medicare and Medicaid programs, and to continue our participation in the Veterans Administration program. We can only participate in other third–party programs if our facilities pass these inspections.

From time to time, we, like others in the health care industry, may receive notices from federal and state regulatory agencies alleging that we failed to comply with applicable standards. These notices may require us to take corrective action and may impose civil money penalties and/or other operating restrictions. If our healthcare operations fail to comply with these directives or otherwise fail to comply substantially with licensure and certification laws, rules and regulations, we could lose our certification as a Medicare and Medicaid provider and/or lose our licenses.

Local and state health and social service agencies and other regulatory authorities specific to their location regulate, to varying degrees, our assisted living facilities. Although regulations and licensing requirements vary significantly from state to state, they typically address, among other things, personnel education, training and records; facility services, including administration of medication, assistance with supervision of medication management and limited nursing services; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. If assisted living facilities fail to comply with licensing requirements, these facilities could lose their licenses. Most states also subject assisted living facilities to state or local building codes, fire codes and food service licensure or certification requirements. In addition, the manner and extent to which the assisted living industry is regulated at federal and state levels are evolving.

In all states in which we operate, before a skilled nursing facility can make a capital expenditure exceeding certain specified amounts or construct any new skilled health care beds, approval of the state health care regulatory agency or agencies must be obtained, and a Certificate of Need issued. The appropriate state health planning agency must review the Certificate of Need according to state-specific guidelines before a Certificate of Need can be issued. A Certificate of Need is generally issued for a specific maximum amount of expenditure and the project must be completed within a specific time period. There is no advance assurance that we will be able to obtain a Certificate of Need in any instance. In some states, approval is also necessary in order to purchase existing health care beds, although the purchaser is normally permitted to avoid a full-scale Certificate of Need application procedure by giving advance written notice of the acquisition and giving written assurance to the state regulatory agency that the change of ownership will not result in a change in the number of beds, services offered and, in some cases, reimbursement rates at the facility.

A significant goal of the federal health care system is to transform the delivery of health care by holding providers accountable for the cost and quality of care provided. Medicare and many commercial third-party payors are implementing Accountable Care Organization ("ACO") models in which groups of providers share in the benefit and risk of providing care to an assigned group of individuals. Other reimbursement methodology reforms in which we are participating or expect to participate in include value–based purchasing, in which a portion of provider reimbursement is redistributed based on relative performance on designated economic, clinical quality, and patient satisfaction metrics. Also, CMS is implementing programs to bundle acute care and post–acute care reimbursement to hold providers accountable for costs across a broader continuum of care. These reimbursement methodologies and similar programs are likely to continue and expand, both in public and commercial health plans. Providers who respond successfully to these trends and can deliver quality care at lower costs are likely to benefit financially.

Patient Confidentiality

We are also subject to laws and regulations enacted to protect the confidentiality of patient health information. The U.S. Department of Health and Human Services ("HHS") has issued rules that govern our use and disclosure of protected health information. We have established policies and procedures to comply with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") privacy and security requirements. We maintain a company-wide HIPAA compliance plan, that we believe complies with the HIPAA privacy and security regulations. The HIPAA privacy and security regulations have and will continue to impose significant costs to the Company in order to comply with these standards. Our operations are also subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties for privacy and security breaches.

Medicare and Medicaid Participation

All skilled nursing facilities, owned, leased or managed by us are certified to participate in Medicare. All but eight (seven owned and one managed) of our affiliated skilled nursing facilities participate in Medicaid. All our homecare and hospice agencies participate in the Medicare and Medicaid programs, with Medicare comprising the majority of their revenue. Our behavioral health hospitals also participate in the Medicare and Medicaid program.

During the fiscal years presented, we received payments from Medicare and, if participating, from Medicaid. We record as receivables the amounts we ultimately expect to receive under the Medicare and Medicaid programs and record into profit or loss any differences in amounts received at the time of interim or final settlements. There have not been any adjustments that have had a material adverse effect on the Company within the last three years.

Medicare Legislation and Regulations

Skilled Nursing Facilities

Medicare is uniform nationwide and reimburses skilled nursing facilities under a fixed payment methodology called the Skilled Nursing Facility Prospective Payment System (''SNF PPS''). The SNF PPS includes a case-mix model called the Patient-Driven Payment Model (''PDPM''), which focuses on a resident's condition and care needs, rather than the amount of care provided to determine reimbursement levels. PDPM utilizes clinically relevant factors for determining Medicare payment by using ICD-10 diagnosis codes and other patient characteristics as the basis for patient classification. PDPM utilizes five case-mix adjusted payment components: physical therapy (''PT''), occupational therapy (''OT''), speech language pathology (''SLP''), nursing and social services and non-therapy ancillary services (''NTA''). It also uses a sixth non-case mix component to cover utilization of skilled nursing facility (''SNF'') resources that do not vary depending on resident characteristics.

In July 2025, CMS released its final rule outlining fiscal year 2026 Medicare payment rates and policy changes for skilled nursing facilities, which began on October 1, 2025. The fiscal year 2026 rule equates to a net 3.2% increase in Medicare Part A payments to SNFs in fiscal year 2026 compared to 2025 levels. The rule includes a market basket increase of 3.3%, an increase of 0.6% to the market basket forecast error adjustment, and a negative 0.7% productivity adjustment. These figures do not incorporate the SNF Value Based Purchasing (''VBP'') reduction for certain SNFs subject to the net reduction in payments under the SNF VBP; those adjustments are estimated to total $208.4 million in fiscal year 2026.

Homecares

Medicare is uniform nationwide and reimburses homecare agencies under a Patient-Driven Groupings Model (''PDGM''). Under PDGM, Medicare provides homecare agencies with payments for each 30-day period of care provided to beneficiaries. If a beneficiary is still eligible for care after the end of the first 30-day payment period, a second 30-day payment period can begin. There are no limits to the number of periods of care a beneficiary who remains eligible for the home health benefit can receive. While payment for each 30-day period of care is adjusted to reflect the beneficiary's health condition and needs, a special outlier provision exists to ensure appropriate payment for those beneficiaries that have the most expensive care needs. The payment under the Medicare program is also adjusted for certain variables.

In November 2025, CMS released its final rule outlining fiscal year 2026 Medicare payment rates. CMS projects payments to home health agencies in fiscal year 2026 will decrease by 1.3% or $220 million, relative to the prior year. This increase reflects a 2.4% home health payment update, reduced by a 0.9% decrease that reflects the final permanent adjustment, an estimated 2.7% decrease that reflects the final temporary adjustment, and a 0.1% decrease that reflects the updated fixed-dollar loss ratio for outlier payments. In addition, CMS is finalizing recalibrated PDGM case-mix weights, updated low-utilization payment adjustment (''LUPA'') thresholds, updated functional impairment levels, and comorbidity adjustment subgroups for 2026.

Hospice

Medicare payment rates are calculated as daily rates for each of four levels of care we deliver. Rates are set based on specific levels of care, are adjusted by a wage index to reflect healthcare labor costs across the country and are established annually through federal legislation. The following are the four levels of care provided under the hospice benefit:

- **Routine Home Care**. Care that is not classified under any of the other levels of care, such as the work of nurses, social workers or home health aides.

- **General Inpatient Care**. Pain control or acute or chronic symptom management that cannot be managed in a setting other than an inpatient Medicare-certified facility, such as a hospital, skilled nursing facility or hospice inpatient facility.

- **Continuous Home Care**. Care for patients experiencing a medical crisis that requires nursing services to achieve palliation and symptom control if the agency provides a minimum of eight hours of care within a 24-hour period.

- **Inpatient Respite Care**. Short-term, inpatient care to give temporary relief to the caregiver who regularly provides care to the patient.

Medicare payments are subject to two fixed annual caps, which are assessed on a provider number basis, and are broken into an inpatient cap amount and an overall payment cap. These cap amounts are calculated and published by the Medicare fiscal intermediary on an annual basis.

In August 2025, CMS released its final rule outlining fiscal year 2026 Medicare payment rates. CMS issued a rate increase of 2.6%, or $750 million, effective October 1, 2025. This increase results from the proposed 3.3% inpatient hospital market basket percentage increase reduced by a proposed 0.7% point productivity adjustment, required by law. The FY2026 hospice payment update also includes an update to the statutory aggregate cap amount, which limits the overall payments per patient that are made annually. The hospice cap amount for FY2026 is $35,361.

Medicaid Legislation and Regulations

Skilled Nursing Facilities

State Medicaid plans subject to budget constraints are of particular concern to us. Changes in federal funding coupled with state budget problems and Medicaid expansion under the Affordable Care Act have produced an uncertain environment. Some states will not keep pace with post-acute healthcare inflation. States are currently under pressure to pursue other alternatives to skilled nursing care such as community and home–based services.

Medicaid programs are funded jointly by the federal government and the states and are administered by states under approved plans. Most state Medicaid payments are made under a prospective payment system or under programs which negotiate payment levels with individual providers. Some states use, or have applied to use, waivers granted by CMS to implement expansion, impose different eligibility or enrollment restrictions, or otherwise implement programs that vary from federal standards.

Effective July 1, 2025 and for the fiscal year 2026, the state of Tennessee implemented specific individual nursing facility increases. We estimate the resulting increase in revenue for the 2026 fiscal year will be approximately $3,000,000 annually, or $750,000 per quarter.

Effective October 1, 2025 and for the fiscal year 2026, the state of South Carolina has proposed specific individual nursing facility increases. We estimate the resulting increase in revenue for the 2026 fiscal year will be approximately $4,200,000 annually, or $1,050,000 per quarter.

We have also received from many of the states in which we operate a supplemental Medicaid payment to help mitigate the inflationary labor and healthcare workforce crisis. For the years ended December 31, 2025, 2024 and 2023, we have recorded $7,246,000, $12,749,000 and $20,214,000, respectively, due to these supplemental Medicaid payments. We have recorded these payments in net patient revenues in our consolidated statements of operations.

Centers for Medicare and Medicaid Services Minimum Staffing Standards

On April 22, 2024, the Centers for Medicare and Medicaid Services ("CMS") issued the Minimum Staffing Standards for Long-Term Care ("LTC") Facilities and Medicaid Institutional Payment Transparency Reporting final rule. Included in this final rule were new comprehensive minimum nurse staffing requirements, which aimed to significantly reduce the risk of residents receiving unsafe and low-quality care within LTC facilities. The passage of the One Big Beautiful Bill Act ("OBBB") in July 2025 prohibited the Health and Human Services ("HHS") from implementing, administering, or enforcing the Minimum Staffing Rule until October 1, 2034. Furthermore, in December 2025, CMS issued an interim final rule rescinding part of the minimum staffing rule in nursing homes, including the minimum hours per resident day requirement.

Competition

In most of the communities in which we operate health care facilities, we compete with other health care facilities in the area. There are hundreds of operators of post-acute healthcare services in each of these states and no single operator, including us, dominates any of the markets, except for some small rural markets which might have limited competition. In competing for patients and staff, we depend upon referrals from acute care hospitals, physicians, residential care facilities, church groups and other community service organizations. The reputation in the community and the physical appearance of our facilities are important in obtaining patients since members of the patient's family generally participate to a greater extent in selecting skilled nursing facilities than in selecting an acute care hospital. We believe that by providing and emphasizing rehabilitative, as well as patient-centered healthcare services, we can broaden our patient base and differentiate our operations from competing operations.

As we continue to expand into all areas of senior health care, we monitor proposed or existing competing operations. Our goal is to link our skilled nursing facilities with our senior living communities, home health operations, hospice operations, and behavioral health hospitals; therefore, obtaining a competitive advantage for our operations.

Human Capital

Employees

As of December 31, 2025, we had 15,278 full-time and part-time employees ("partners"), mainly through our Administrative Services Contractor (National Health Corporation). None of our partners were represented by a collective bargaining agreement. We believe relations with our partners are good. Our partners are guided by NHC's Code of Conduct, and they take pride in their work. The Company's partners appreciate different perspectives and embrace the opportunity to work with those of diverse backgrounds.

Total Rewards

To attract and retain top talent, we believe we must offer and maintain competitive total rewards for our partners. These rewards include not only wages and salaries, but also health, welfare, and retirement benefits. Our partners accrue earned time off ("ETO") with the flexibility to use this time at their discretion. We offer comprehensive health insurance coverage to all eligible partners as well as a partner and family sick time program, which allows partners to accrue paid sick time based on hours worked and to use that time for themselves or family members in need of care. We offer a 401(k) plan which includes matching company contributions. Also, to foster a stronger sense of ownership, we offer an Employee Stock Purchase Plan where partners may purchase company stock through payroll deductions.

We face competition in employing and retaining nurses, technicians, aides, and other high-quality professional and non–professional employees. To enhance our competitive position, we offer a robust educational tuition reimbursement program, an American Dietetic Association approved internship program, specialty designed nurse aide training classes, and there is financial scholarship aid available for various health care vocation programs.

We also conduct an "Administrator in Training" course, which is 24 months in duration, for the professional training of skilled nursing facility administrators. Presently, we have four (two male and two female) full–time individuals in this program. Six of our seven regional vice presidents and 59 of our 80 health care center administrators are graduates of this program.

We regularly utilize third-party consultants to conduct anonymous surveys to seek feedback from our partners on a variety of topics, including but not limited to, confidence in company leadership, competitiveness of our compensation and benefits package, career growth opportunities and improvements on how we can continue to make our company an employer of choice. The results are shared with our partners and reviewed by senior leadership, who analyze areas of progress or deterioration and prioritize actions and activities in response to this feedback to drive meaningful improvements in partner engagement.

Health and Safety

The health and safety of our partners is our highest priority. We focus on safety training in order to maintain a safe work environment and minimize work-related injury. When the pandemic began, we ensured and continue to ensure that our partners have access to masks, thermometers, protective gloves, sanitizing supplies, and all personal protective equipment needed in order to protect themselves. We closely followed the recommendations of the World Health Organization, the U.S. Centers for Disease Control and local governments, and we took action to ensure our partners were safe.

Community

We have a long and proud history of investing in the communities where we live and work. Through the National Health Foundation (the "Foundation") and The Foundation for Geriatric Education ("TFGE") we give back by providing grants to nonprofits and providing tuition reimbursement to partners to further their education in the field of geriatrics. We also have a Compassion Fund, which is used to help support partners in times of need. Many of our partners make a positive impact in the communities in which they live by donating their time and talent by volunteering and serving on boards of charitable organizations.

Environmental Sustainability

We are working diligently to minimize our effect on the environment by conserving energy and protecting our natural resources. We are focusing on being more energy efficient and reducing our water use and wastewater discharges while continuing to provide a healthy environment for our patients, partners and visitors. We are committed to adhering to applicable federal, state and local environmental regulations. Our goal is to minimize environmental risks to our patients and in the communities which we operate.

Through recycling programs, we are working to reduce the amount of waste sent to landfills. Our electronic waste is recycled through a zero-landfill recycling company.

Available Information

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available free of charge at www.nhccare.com, as soon as reasonably practicable after the reports are electronically filed or furnished with the U.S. Securities and Exchange Commission ("SEC"). The SEC maintains a website that contains these reports as well as proxy statements and other information regarding issuers that file electronically. The SEC's website is at www.sec.gov. NHC's website and its content are not deemed incorporated by reference into this report.

ITEM 1A. RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this Annual Report on Form 10–K. These risk factors should be considered in connection with evaluating the forward–looking statements contained in this Annual Report on Form 10–K, because these factors could cause the actual results and conditions to differ materially from those projected in forward–looking statements. The risks described below are not the only risks facing us. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations and cash flows.

Risks Relating to Our Operations

We depend on reimbursement from Medicare, Medicaid and other third–party payors, and reimbursement rates from such payors may be reduced. We derive a substantial portion of our revenue from third–party payors, including the Medicare and Medicaid programs. Third–party payor programs are highly regulated and are subject to frequent and substantial changes. Changes in the reimbursement rate or methods of payment from third–party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursements for our services has in the past, and could in the future, result in a substantial reduction in our revenues and operating margins. For example, the Budget Control Act of 2011 requires automatic spending reductions to reduce the federal deficit, imposing Medicare spending reductions of up to 2% per fiscal year, with a uniform percentage across all Medicare programs. CMS began imposing a 2% reduction on Medicare claims in 2013, with temporary suspensions and 1% cuts in 2020 – 2022. These reductions have been extended through 2030.

Net revenue realizable under third–party payor agreements can change after examination and retroactive adjustment by payors during the claims settlement processes or as a result of post–payment audits. Payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable because additional documentation is necessary or because certain services were not covered or were not reasonable and medically necessary.

Our hospice agencies are subject to two payment caps that limit Medicare reimbursement each federal fiscal year, an inpatient cap and an aggregate cap. The inpatient cap limits the number of days of inpatient care to no more than 20% of total patient care days. The aggregate cap limits the total Medicare reimbursement that a hospice may receive based on an annual per-beneficiary cap amount and the number of Medicare patients served. If payments received by any one of our hospice provider numbers exceeds the inpatient or aggregate caps, we are required to reimburse Medicare for payments received in excess of the caps, which could have a material adverse effect on our business.

We cannot assure you that adequate reimbursement levels will continue to be available for the services provided by us. Further limits on the scope of services reimbursed and on reimbursement rates could have a material adverse effect on our liquidity, financial condition and results of operations. It is possible that the effects of further refinements to payment systems that result in lower payments to us or cuts in state Medicaid funding could have a material adverse effect on our results of operations. See Item 1, ''Business – Government Regulation'' and ''Business – Medicare Legislation and Regulations''.

The industry trend toward value-based purchasing may negatively impact our revenues. Value-based purchasing programs emphasize quality and efficiency of services, rather than volume of services. For example, CMS reimburses SNF providers using the PDPM, a payment methodology that classifies patients into payment groups based on clinical factors using diagnosis codes rather than by volume of services. In addition, CMS requires SNFs, home health agencies and hospices to report quality data in order to receive full reimbursement. Failure to report quality data or poor performance may negatively impact the amount of reimbursement received. CMS publishes quality measure data online through its Care Compare website, to allow the public to search and compare data for Medicare-certified providers.

Under the SNF Value-Based Purchasing Program, CMS reduces SNF Medicare payments by 2 percentage points and redistributes the majority of these funds as incentive payments based on SNF quality measure performance. In January 2022, CMS began implementing a nationwide expansion of the Home Health Value-Based Purchasing (''HHVBP) Model. Under the model, home health agencies will receive increases or decreases to their Medicare fee-for-service payments of up to 5%, based on performance against specific quality measures relative to the performance of other providers. Data collected in each performance year will impact Medicare payments two years later. Calendar year 2023 was the first performance year under the expanded HHVBP Model.

Other initiatives aimed at improving the cost of care include alternative payment models, such as ACOs and bundled payment arrangements. Medicare and many commercial third-party payors are implementing ACO models, in which groups of providers share in the benefit and risk of providing care to an assigned group of individuals at a lower cost. In addition, CMS is implementing programs to bundle acute care and post-acute care reimbursement to hold providers accountable for costs across a broader continuum of care. In October 2021, the CMS Innovation Center released an outline of its strategy for the next decade, noting the need to accelerate the movement to value-based care and drive broader system transformation. By 2030, the CMS Innovation Center aims to have all fee-for-service Medicare beneficiaries and the vast majority of Medicaid beneficiaries in an accountable care relationship with providers who are responsible for quality and total medical costs. The CMS Innovation Center signaled its intent to streamline its payment models and to increase provider participation through implementation of more mandatory models.

These reimbursement methodologies and other value-based care initiatives are likely to continue and expand, at both the federal and state levels and in public and commercial health plans. It is unclear whether alternative payment models will successfully coordinate care and reduce costs or whether they will decrease overall reimbursement. As a result, it is difficult to predict how the trend toward value-based purchasing will ultimately affect our business. If we fail to meet or exceed quality performance standards under any applicable value-based purchasing program, perform at a level below the outcomes demonstrated by our competitors, or otherwise fail to effectively provide or coordinate the efficient delivery of quality health care services, our reputation in the industry may be negatively impacted, we may receive reduced reimbursement amounts, and we may owe repayments to payors, causing our revenues to decline. Failure to respond successfully to value-based purchasing trends could negatively impact our business, results of operations and/or financial condition.

By undertaking to provide management services, advisory services, and/or financial services to other entities, we become at least partially responsible for meeting the regulatory requirements of those entities. We provide management and/or financial services to skilled nursing facilities, assisting living facilities and independent living facilities owned by third parties. The "Risk Factors" contained herein as applying to us may in many instances apply equally to these other entities for which we provide services. We have in the past and may in the future be subject to claims from the entities to which we provide management, advisory or financial services, or to the claims of third parties to those entities. Any adverse determination in any legal proceeding regarding such claims could have a material adverse effect on our business, our results of operation, our financial condition and cash flows.

We provide management services to skilled nursing facilities and other healthcare facilities under terms whereby the payments for our services are subject to subordination to other expenditures of the healthcare facility. Furthermore, there are certain third parties with whom we have contracted to provide services and which we have determined, based on insufficient historical collections and the lack of expected future collections, that the service revenue realization is uncertain. We may, therefore, make expenditures related to the provision of services for which we are not paid.

The status of our lease with National Health Investors, Inc. creates uncertainties and risks to our future operations. A significant portion of our skilled nursing and independent living facilities are subject to a long-term Master Agreement to Lease with National Health Investors, Inc. ("NHI"), which we refer to as the Master Lease. On July 29, 2025, NHI notified us of alleged non-compliance with certain non-monetary provisions of the Master Lease. On September 8, 2025, NHI formally alleged that the tenant under the lease, our wholly owned subsidiary NHC/OP, L.P., is in default as a result of alleged non-compliance with four non-monetary provisions, and indicated that failure to cure the alleged defaults within the applicable cure period would constitute an "Event of Default," entitling NHI to pursue any remedies available under the agreement, including termination. We dispute that any default has occurred and we continue to communicate with NHI to resolve these matters. For a further discussion of our response to NHI's allegations, please see Note 6 - Long-Term Leases to Interim Condensed Consolidated Financial Statements included in this Form 10-Q.

In October 2025, we provided NHI with a notice of our intent to exercise our right to extend the Master Lease for an additional five-year term beginning January 1, 2027. Under the Master Lease, the base rent for any renewal term is to be the fair rental value of the leased property as negotiated between the parties, without regard to improvements we made voluntarily at our expense. There is no assurance, however, that we will reach agreement with NHI on the base rent or other renewal terms. Further, if NHI asserts that an "Event of Default" has occurred or raises other objections to our extension notice, NHI may seek to terminate our occupancy of the leased properties.

Failure to resolve the current disputes with NHI or a failure to secure renewal of the Master Lease on acceptable terms could result in the loss of our right to occupy and operate some or all of the affected facilities, or subject us to damages, acceleration of rent, or other remedies in favor of NHI. Even if a default is ultimately determined not to have occurred, the process of resolving such disputes may result in significant legal and other expenses and could distract management from other priorities. The loss of these facilities or an increase in lease-related expenses could have a material adverse effect on our business, future results of operations, cash flows, financial condition, and liquidity.

The cost to replace or retain qualified nurses, health care professionals and other key personnel may adversely affect our financial performance, and we may not be able to comply with certain states' staffing requirements. We could experience significant increases in our operating costs due to shortages in qualified nurses, health care professionals and other key personnel. The market for these key personnel is highly competitive. We, like other health care providers, have experienced difficulties in attracting and retaining qualified personnel, especially facility administrators, nurses, certified nurses' aides and other important health care providers. There is currently a shortage of nurses, and trends indicate this shortage will continue or worsen in the future. The difficulty our skilled nursing facilities are experiencing in hiring and retaining qualified personnel has increased our average wage rate. We may continue to experience increases in our labor costs due to higher wages and greater benefits required to attract and retain qualified health care personnel. Our ability to control labor costs will significantly affect our future operating results. Additionally, if we fail to attract and retain qualified and skilled personnel, our ability to conduct our business operations effectively could be harmed.

Certain states in which we operate skilled nursing facilities have adopted minimum staffing standards and additional states may also establish similar requirements in the future. Our ability to satisfy these requirements will depend upon our ability to attract and retain qualified nurses, certified nurses' assistants, and other staff. Failure to comply with these requirements may result in the imposition of fines or other sanctions. If states do not appropriate sufficient additional funds (through Medicaid program appropriations or otherwise) to pay for any additional operating costs resulting from minimum staffing requirements, our profitability may be adversely affected.

The staffing level required to receive a 5-star rating in the CMS Nursing Home Five Star Quality Rating System is determined based on analysis of the relationship between staffing levels and measures of nursing home quality. CMS continues to increase its quality measure thresholds, which is regularly increased every six months, making it more difficult to achieve upward and five-star ratings. CMS places a strong emphasis on registered nurse ("RN") staffing. CMS posts information on nursing home staffing measures on the Care Compare website including staff turnover rates and weekend staffing levels. This new data has been incorporated into the Nursing Home Five Star Quality Rating System.

Although we currently have no collective bargaining agreements with unions at our facilities, there is no assurance this will continue to be the case. If any of our facilities enter into collective bargaining agreements with unions, we could experience or incur additional administrative expenses associated with union representation of our employees.

Our senior management team has extensive experience in the healthcare industry. We believe they have been instrumental in guiding our business, instituting valuable performance and quality monitoring, and driving innovation. Accordingly, our future performance is substantially dependent upon the continued services of our senior management team. The loss of the services of any of these persons could have a material adverse effect upon us.

Federal minimum staffing mandates may adversely affect our labor costs, ability to maintain desired levels of patient census and profitability. In April 2024, CMS issued the Staffing Rule, establishing minimum staffing standards for SNFs. The Staffing Rule contains three primary staffing requirements which would be phased in over the next several years. Implementation of the Staffing Rule was impaired by the passage of the One Big Beautiful Bill Act ("OBBB") on July 4, 2025, which prohibited HHS from implementing, administering, or enforcing the Staffing Rule until October 1, 2034. Future developments may significantly alter the implementation of the Staffing Rule.

Disasters and similar events, which may increase as a result of climate change, may seriously harm our business. Natural and man–made disasters and similar events, including terrorist attacks and acts of nature such as hurricanes, tornadoes, earthquakes and wildfires, may cause damage or disruption to us, our employees and our facilities, which could have an adverse impact on our patients and our business. In order to provide care for our patients, we are dependent on consistent and reliable delivery of food, pharmaceuticals, utilities and other goods to our facilities, and the availability of employees to provide services at our facilities. If the delivery of goods or the ability of employees to reach our facilities were interrupted in any material respect due to a natural disaster or other reasons, it would have a significant impact on our facilities and our business. Furthermore, the impact, or impending threat, of a natural disaster has in the past and may in the future require that we evacuate one or more facilities, which would be costly and would involve risks, including potentially fatal risks, for the patients. The impact of disasters and similar events is inherently uncertain. Such events could harm our patients and employees, severely damage or destroy one or more of our facilities, harm our business, reputation and financial performance, or otherwise cause our business to suffer in ways that we currently cannot predict.

Significant changes in the climate may occur in areas where our facilities are located and we may experience more frequent extreme weather events which may result in physical damage to or a decrease in demand for our facilities located in these areas or affected by these conditions. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our facilities without a corresponding increase in revenue. Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable. Should the impact of climate change be material in nature, including destruction of our facilities, or occur for lengthy periods of time, our financial condition or results of operations may be adversely affected.

Future acquisitions or new developments may be difficult to complete, use significant resources, or be unsuccessful and could expose us to unforeseen liabilities. We may selectively pursue acquisitions or new developments in our target markets. Acquisitions and new developments may involve significant cash expenditures, debt incurrence, capital expenditures, additional operating losses, amortization of the intangible assets of acquired companies, dilutive issuances of equity securities and other expenses that could have a material adverse effect on our financial condition and results of operations. Acquisitions also involve numerous other risks, including difficulties integrating acquired operations, personnel and information systems, diversion of management's time from existing operations, potential losses of key employees or customers of acquired companies, assumptions of significant liabilities, exposure to unforeseen liabilities of acquired companies and increases in our indebtedness.

We cannot assure that we will succeed in obtaining financing for any acquisitions at a reasonable cost or that any financing will not contain restrictive covenants that limit our operating flexibility. We also may be unable to operate acquired facilities profitably or succeed in achieving improvements in their financial performance.

We also may face competition in acquiring any facilities. Our competitors may acquire or seek to acquire many of the facilities that would be suitable acquisition candidates for us. This could limit our ability to grow by acquisitions or increase the cost of our acquisitions.

In addition, federal and state regulation may adversely impact our ability to complete acquisitions or pursue new developments. For example, a Medicare regulation known as the ''36 Month Rule'' prohibits the buyer of a Medicare-certified home health agency from assuming the Medicare billing privileges of an acquired agency if the acquired agency either enrolled in Medicare or underwent a change in majority ownership fewer than 36 months prior to the acquisition, subject to certain exceptions. Instead, the buyer must enroll the acquired home health agency as a new provider with Medicare. The 36 Month Rule may increase competition for acquisition targets that are not subject to the rule and may cause significant Medicare billing delays for purchases of home health agencies that are subject to the rule. In addition, our ability to expand operations in a state depends on our ability to obtain necessary state licenses to operate and, where required, certificate of need approval. States may limit the number of licenses they issue. The failure to obtain any required license or certificate of need could impair our ability to operate or expand our business.

Upkeep of healthcare properties is capital intensive, requiring us to continually direct financial resources to the maintenance and enhancement of our physical plant and equipment. As of December 31, 2025, we leased or owned 72 skilled nursing facilities, 24 assisted living facilities, three behavioral health hospitals, and eight independent living facilities. Our ability to maintain and enhance our physical plant and equipment in a suitable condition to meet regulatory standards, operate efficiently and remain competitive in our markets requires us to commit a substantial portion of our free cash flow to continued investment in our physical plant and equipment. Certain of our competitors may operate centers that are not as old as our centers, or may appear more modernized than our centers, and therefore may be more attractive to prospective customers. In addition, the cost to replace our existing centers through acquisition or construction is substantially higher than the carrying value of our centers. We are undertaking a process to allocate more aggressive capital spending within our owned and leased facilities in an effort to address issues that arise in connection with an aging physical plant.

If factors, including factors indicated in these ''Risk Factors'' and other factors beyond our control render us unable to direct the necessary financial and human resources to the maintenance, upgrade and modernization of our physical plant and equipment, our business, results of operations, financial condition and cash flow could be adversely impacted.

We are defendants in significant legal actions, which are commonplace in our industry, and which could subject us to increased operating costs and substantial uninsured liabilities, which would materially and adversely affect our liquidity and financial condition. As is typical in the health care industry, we are subject to claims that our services have resulted in resident injury or other adverse effects. We, like our industry peers, have experienced an increasing trend in the frequency and severity of professional liability and workers' compensation claims and litigation asserted against us. In some states in which we have significant operations, insurance coverage for the risk of punitive damages arising from professional liability claims and/or litigation may not, in certain cases, be available due to state law prohibitions or limitations of availability. We cannot assure you that we will not be liable for punitive damage awards that are either not covered or are in excess of our insurance policy limits. We also believe that there have been, and will continue to be, governmental investigations of long–term care providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on our financial condition.

Due to the rising cost and limited availability of professional liability and workers' compensation insurance, we are largely self–insured on all of these programs and as a result, there is no limit on the maximum number of claims or amount for which we or our insurance subsidiaries can be liable in any policy period. Although we base our loss estimates on independent actuarial analyses using the information we have to date, the amount of the losses could exceed our estimates. In the event our actual liability exceeds our estimates for any given period, our results of operations and financial condition could be materially adversely impacted. In addition, our insurance coverage might not cover all claims made against us. If we are unable to maintain our current insurance coverage, if judgments are obtained in excess of the coverage we maintain, if we are required to pay uninsured punitive damages, or if the number of claims settled within the self–insured retention currently in place significantly increases, we could be exposed to substantial additional liabilities. We cannot assure you that the claims we pay under our self–insurance programs will not exceed the reserves we have set aside to pay claims. The number of claims within the self–insured retention may increase.

If we fail to compete effectively with other health care providers, our revenues and profitability may decline. The health care services industry is highly competitive. Our skilled nursing facilities, assisted living facilities, independent living facilities, hospices, home care services and other operations compete on a local and regional basis with other nursing centers, health care providers, and senior living service providers that provide services similar to those we offer. Some of our competitors' facilities are located in newer buildings and may offer services not provided by us or are operated by entities having greater financial and other resources than us. Certain of our competitors are operated by not-for-profit, non-taxpaying or governmental agencies that can finance capital expenditures on a tax-exempt basis and that receive funds and charitable contributions unavailable to us. Consolidations of not-for-profit entities may intensify this competitive pressure. Many competing general acute care hospitals are larger and more established than our facilities.

There is also increasing consolidation in the third-party payer industry, including vertical integration efforts among third-party payers and healthcare providers. Healthcare industry participants are increasingly implementing physician alignment strategies, such as employing physicians, acquiring physician practice groups and participating in ACOs or other clinical integration models. Other industry participants, such as large employer groups and their affiliates, may intensify competitive pressure and affect the industry in ways that are difficult to predict. Trends toward clinical transparency and value-based purchasing may impact our competitive position and patient volumes.

Our facilities compete based on factors such as our reputation for quality care; the commitment and expertise of our staff; the quality and comprehensiveness of our treatment programs; the physical appearance, location and condition of our facilities and to a limited extent, the charges for services. In addition, we compete with other health care providers for customer referrals from hospitals and other providers. As a result, a failure to compete effectively with respect to referrals may have an adverse impact on our business. We cannot assure that increased competition in the future will not adversely affect our financial condition and results of operations.

Possible changes in the case mix of patients and payor mix may significantly affect our profitability. The sources and amounts of our patient revenues will be determined by a number of factors, including licensed bed capacity and occupancy rates of our facilities, the mix of patients and the rates of reimbursement among payors. Changes in the case mix of the patients as well as payor mix among private pay, Medicare and Medicaid will significantly affect our profitability. Particularly, any significant increase in our Medicaid population could have a material adverse effect on our financial position, results of operations and cash flow, especially if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates or service levels.

Private third–party payors continue to try to reduce health care costs. Private third–party payors are continuing their efforts to control health care costs through direct contracts with health care providers, increased utilization review and greater enrollment in managed care programs and preferred provider organizations, among other strategies. These private payors increasingly are demanding discounted fee structures and the assumption by health care providers of all or a portion of the financial risk. The ability of private payors to control healthcare costs may be enhanced by the increasing consolidation of insurance companies and the vertical integration of health insurers with healthcare providers. We could be adversely affected by the continuing efforts of private third–party payors to limit the amount of reimbursement we receive for health care services. We cannot assure you that reimbursement under private third–party payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Future changes in the reimbursement rates or methods of private or third–party payors or the implementation of other measures to reduce reimbursement for our services could result in a substantial reduction in our net operating revenues. As a result of competitive pressures, our ability to maintain operating margins through price increases to private patients is limited.

In addition, the failure to obtain, renew, or retain payor agreements with favorable contract terms may negatively impact our results of operations and/or revenue. Our ability to contract with payors depends on our quality of service and reputation, as well as other factors of which we may have little or no control, such as state appropriations and changes in provider eligibility requirements.

The effects related to any potential future pandemic, epidemic, or infectious disease outbreak could adversely impact our business and future results of operations and financial condition. Pandemics, epidemics, or outbreaks of contagious illnesses and similar events may cause harm to us, our partners (employees), our patents, our vendors and supply chain partners, and financial institutions, which could have a material adverse effect on our results of operations, financial condition and cash flows. The impacts may include, but would not be limited to:

- Disruption to operations due to the unavailability of partners due to illness, quarantines, risk of illness, travel restrictions or factors that limit our existing or potential workforce.

- Increased costs and staffing requirements related to additional CDC protocols, federal and state workforce protection and related isolation procedures, including obligations to test patients and staff.

- Decreased availability and increased cost of supplies due to increased demand around essential personal protective equipment ("PPE"), sanitizers and cleaning supplies including disinfecting agents, and food and food-related products due to increased global demand and disruptions along the global supply chains of these manufactures and distributors.

- Decreased census across all our operations, which could negatively impact our operating cash flows and financial condition.

- Elevated partner turnover which may increase payroll expense, increase third party agency nurse staffing, and recruiting-related expenses.

- Increased risk of litigation and related liabilities arising in connection with patient or partner illness, hospitalization and/or death.

- Significant disruption of the global financial markets, which could have a negative impact on our ability to access capital in the future.

Any such crisis could diminish public trust in healthcare providers, particularly those that are treating or have treated patients affected by contagious diseases. Patient volumes may decline or volumes of uninsured patients may increase, depending on the economic circumstances surrounding the pandemic, epidemic or outbreak.

We are permitted to incur substantially more debt, which could further exacerbate the risks described above. We and our subsidiaries may be able to incur substantial indebtedness in the future. If additional debt is added, the related risks that we now face could intensify.

Risks Related to Government Regulation

We conduct business in a heavily regulated industry, and changes in, or violations of regulations may result in increased costs or sanctions that reduce our revenue and profitability. In the ordinary course of our business, we are regularly subject to inquiries, investigations and audits by federal and state agencies to determine whether we are in compliance with regulations governing the operation of, and reimbursement for, skilled nursing facilities and nursing homes, assisted living and independent living facilities, hospice, home health agencies, behavioral health hospitals, and our other operating areas. These regulations include those relating to licensure, certification and enrollment with government programs, conduct of operations, ownership of facilities, construction of new and additions to existing facilities, allowable costs, adequacy and quality of services, qualifications and training of personnel, communications with patients and consumers, billing and coding for services, adequacy and manner of documentation for services provided, minimum direct care spending ratios, services and prices for services, and pharmaceuticals and controlled substances. Various laws, including federal and state anti–kickback and anti–fraud statutes, prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under federal and/or state health care programs such as Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid by federal governmental programs or fee-splitting arrangements between health care providers that are designed to induce the referral of patients to a provider for medical products and services. Furthermore, many states prohibit business corporations from providing or holding themselves out as a provider of medical care.

In addition, the Stark Law broadly defines the scope of prohibited physician referrals under federal health care programs to providers with which they have ownership or other financial arrangements. Many states have adopted, or are considering, legislative proposals similar to these laws, some of which extend beyond federal health care programs, to prohibit the payment or receipt of remuneration for the referral of patients and physician referrals regardless of the source of the payment for the care.

We also are subject to potential lawsuits under a federal whistle-blower statute designed to combat fraud and abuse in the health care industry, known as the federal False Claims Act. These lawsuits can involve significant monetary awards to private plaintiffs who successfully bring these suits. When a private party brings a qui tam action under the False Claims Act, it files the complaint with the court under seal, and the defendant will generally not be aware of the lawsuit until the government makes a determination whether it will intervene and take a lead in the litigation.

These laws and regulations are complex and limited judicial or regulatory interpretation exists. We cannot assure you that governmental officials charged with responsibility for enforcing the provisions of these laws and regulations will not assert that one or more of our arrangements are in violation of the provisions of such laws and regulations.

The regulatory environment surrounding the post–acute and long–term care industry has intensified, particularly for larger for–profit, multi–facility providers like us. The federal government has imposed extensive enforcement policies resulting in a significant increase in the number of inspections, citations of regulatory deficiencies and other regulatory sanctions, including terminations from the Medicare and Medicaid programs, denials of payment for new Medicare and Medicaid admissions and civil monetary penalties.

If we fail to obtain or renew required regulatory approvals or licenses or fail to comply, or are perceived as failing to comply, with other extensive laws and regulations applicable to our business, we could have our licenses suspended or revoked, become ineligible to receive government program reimbursement, be required to refund amounts received from Medicare, Medicaid or private payors, suffer civil or criminal penalties, suffer damage to our reputation in various markets or be required to make significant changes to our operations. Any of these sanctions could have a material adverse effect on our operations and financial condition. Furthermore, should we lose licenses or certifications for many of our facilities as a result of regulatory action or otherwise, we could be deemed in default under some of our agreements, including agreements governing outstanding indebtedness.

We have established policies and procedures that we believe are sufficient to ensure that we will operate in substantial compliance with these anti–fraud and abuse requirements. From time to time, we may seek guidance as to the interpretation of these laws; however, there can be no assurance that such laws will ultimately be interpreted in a manner consistent with our practices. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. While we believe that our business practices are consistent with Medicare and Medicaid criteria, those criteria are often vague and subject to change and interpretation. We are unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or the intensity of federal and state enforcement actions. Aggressive anti–fraud actions have had and could have an adverse effect on our financial position, results of operations and cash flows. See Item 1, "Business – Government Regulation".

Our business may be impacted by healthcare reform efforts. In recent years, the U.S. Congress and certain state legislatures have considered and passed a large number of laws intended to result in significant changes to the healthcare industry, including the ACA. The ACA affects how healthcare services are delivered and reimbursed through the expansion of public and private health insurance coverage, reduction of growth in Medicare and Medicaid spending, and the establishment and expansion of programs that tie reimbursement to quality and integration. The ACA has been subject to legislative and regulatory changes and court challenges. It is possible that there may be continued changes to the ACA, its implementation or its interpretation. Changes by Congress or government agencies could eliminate or alter provisions beneficial to us, while leaving in place provisions reducing our reimbursement or otherwise negatively impacting our business.

There is also uncertainty regarding whether, when and what other health reform measures will be adopted, and the impact of such efforts on providers as well as other healthcare industry participants. Some members of Congress have proposed expanding government-funded coverage, including proposals to expand coverage of federally-funded insurance programs as an alternative to private insurance or to establish a single payor system (such reforms are often referred to as "Medicare for All"), and some states have implemented or proposed public health insurance options.

In addition, CMS administrators may make changes to Medicaid payment models or grant additional flexibilities to states in the administration of state Medicaid programs, including by expanding the scope of waivers under which states may implement Medicaid expansion provisions, impose different eligibility or enrollment restrictions, or otherwise implement programs that vary from federal standards. Other industry participants, such as private payors, may also introduce financial or delivery system reforms. We are unable to predict the nature and success of such initiatives. Healthcare reform initiatives may have an adverse effect on our business, financial condition, and operating results.

We are required to comply with laws governing the transmission and privacy and security of health information. HIPAA requires the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. In addition, as required by HIPAA, the HHS has issued privacy and security regulations that extensively regulate the use and disclosure of individually identifiable health information (known as Protected Health Information, or PHI) and require covered entities, including healthcare providers and health plans, and vendors known as "business associates," to implement administrative, physical and technical safeguards to protect the security of PHI. Covered entities must report breaches of unsecured PHI without unreasonable delay to affected individuals, HHS and, in the case of larger breaches, the media. The privacy, security and breath notification regulations have imposed, and will continue to impose, significant compliance costs on our operations.

There are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. These laws vary and may impose additional obligations or penalties. For example, additional federal and state obligations may apply to behavioral, addictive disorder and other types of sensitive information. Further, various state laws and regulations may require us to notify affected individuals in the event of a data breach involving individually identifiable information (even if no health-related information is involved). In addition, the Federal Trade Commission uses its consumer protection authority to initiate enforcement actions in response to data breaches. To the extent we fail to comply with one or more federal and/or state privacy and security requirements or if we are found to be responsible for the non-compliance of our vendors, we could be subject to substantial fines or penalties, as well as third-party claims, and suffer harm to our reputation, which could have a material adverse effect on our business, financial position, results of operations and liquidity.

In addition, health care providers and industry participants are also subject to a growing number of requirements intended to promote the interoperability and exchange of patient health information. For example, most health care providers and certain other entities are subject to information blocking restrictions pursuant to the 21st Century Cures Act that prohibit practices that are likely to interfere with the access, exchange or use of electronic health information, except as required by law or specified by HHS as a reasonable and necessary activity.

We are subject to employment-related laws and regulations which could increase our cost of doing business and subject us to significant back pay awards, fines and lawsuits. Our operations are subject to a variety of federal, state and local employment-related laws and regulations, including, but not limited to, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, the Family Medical Leave Act, overtime pay, compensable time, record keeping and other working conditions, Title VII of the Civil Rights Act, the Employee Retirement Income Security Act, the Americans with Disabilities Act, the National Labor Relations Act, regulations of the Equal Employment Opportunity Commission, regulations of the Office of Civil Rights, regulations of the Department of Labor (DOL), federal and state wage and hour laws, and a variety of similar laws enacted by the federal and state governments that govern these and other employment-related matters. Because labor represents such a large portion of our operating costs, compliance with these evolving federal and state laws and regulations could substantially increase our cost of doing business while failure to do so could subject us to significant back pay awards, fines and lawsuits. In addition, federal proposals to introduce a system of mandated health insurance and flexible work time and other similar initiatives could, if implemented, adversely affect our operations. Our failure to comply with federal and state employment-related laws and regulations could have a material adverse effect on our business, financial position, results of operations and liquidity.

Our business is subject to a variety of federal, state and local environmental laws and regulations. As a healthcare provider, we face regulatory requirements in areas of air and water quality control, medical and low–level radioactive waste management and disposal, asbestos management, response to mold and lead–based paint in our facilities and employee safety.

As an operator of healthcare facilities, we also may be required to investigate and remediate hazardous substances that are located on and/or under the property, including any such substances that may have migrated off, or may have been discharged or transported from the property. Part of our operations involves the handling, use, storage, transportation, disposal and discharge of medical, biological, infectious, toxic, flammable, and other hazardous materials, wastes, pollutants, or contaminants. In addition, we are sometimes unable to determine with certainty whether prior uses of our facilities and properties or surrounding properties may have produced continuing environmental contamination or noncompliance, particularly where the timing or cost of making such determinations is not deemed cost effective. These activities, as well as the possible presence of such materials in, on and under our properties, may result in damage to individuals, property, or the environment; may interrupt operations or increase costs; may result in legal liability, damages, injunctions or fines; may result in investigations, administrative proceedings, penalties or other governmental agency actions; and may not be covered by insurance.

We believe that we are in material compliance with applicable environmental and occupational health and safety requirements. However, we cannot assure you that we will not encounter environmental liabilities in the future, and such liabilities may result in material adverse consequences to our operations or financial condition.

We are subject to federal and state income taxes. Changes in tax laws and regulations or the interpretation of such laws could adversely affect our position on income taxes and estimated income liabilities. Uncertain tax positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. We believe we have adequate provisions for unrecognized tax benefits related to uncertain tax positions. Although we believe we have accurately estimated our tax liabilities, uncertainty of interpretation by various tax authorities and the possibility that there are issues that have not been recognized by management could result in additional tax liability. We believe that our liabilities reflect the anticipated outcome of known uncertain tax positions in conformity with ASC Topic 740 Income Taxes.

We are also subject to regular reviews, examinations, and audits by the Internal Revenue Service and other taxing authorities with respect to our taxes. There are uncertainties and ambiguities in the application of the Tax Cuts and Jobs Act of 2017 ("Tax Act") and it is possible that the IRS could issue subsequent guidance or take positions on audit that differ from our interpretations and assumptions. Although we believe our tax estimates are reasonable, if a taxing authority disagrees with the positions we have taken, we could face additional tax liability, including interest and penalties. Our effective tax rate could be adversely affected by changes in the mix of earnings in states with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, change in tax laws and regulations, changes in our interpretations of tax laws, including the Tax Act. Unanticipated changes in our tax rates or exposure to additional income tax liabilities could affect our profitability. There can be no assurance that payment of such additional amounts upon final adjudication of any disputes will not have a material impact on our results of operations and financial position.

Risks Related to Our Structure and Public Company Compliance

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes–Oxley Act could result in a restatement of our financial statements, cause investors to lose confidence in our financial statements and our company and have a material adverse effect on our business and stock price. We produce our consolidated financial statements in accordance with the requirements of U.S. GAAP. Effective internal controls are necessary for us to provide reliable financial reports to help mitigate the risk of fraud and to operate successfully as a publicly traded company. As a public company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes–Oxley Act of 2002, or Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting.

Testing and maintaining internal controls can divert our management's attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able to issue an unqualified report if we conclude that our internal controls over financial reporting are not effective. If either we are unable to conclude that we have effective internal controls over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404, investors could lose confidence in our reported financial information and our company, which could result in a decline in the market price of our common stock, and cause us to fail to meet our reporting obligations in the future, which in turn could impact our ability to raise additional financing if needed in the future.

Increasing costs of being publicly owned are likely to impact our future consolidated financial position and results of operations. In connection with the Sarbanes–Oxley Act of 2002, we are subject to rules requiring our management to report on the effectiveness of our internal control over financial reporting. If we fail to have effective internal controls and procedures for financial reporting in place, we could be unable to provide timely and reliable financial information which could, in turn, have an adverse effect on our business, results of operations, financial condition and cash flows.

Significant regulatory changes, including the Sarbanes–Oxley Act and rules and regulations promulgated as a result of the Sarbanes–Oxley Act, have increased, and in the future, are likely to further increase general and administrative costs. In order to comply with the Sarbanes–Oxley Act of 2002, the listing standards of the NYSE exchange, and rules implemented by the SEC, we have had to hire additional personnel and utilize additional outside legal, accounting and advisory services, and may continue to require such additional resources. Moreover, in the rapidly changing regulatory environment in which we operate, there is significant uncertainty as to what will be required to comply with many of the regulations. As a result, we may be required to spend substantially more than we currently estimate, and may need to divert resources from other activities, as we develop our compliance plans.

Provision for losses in our financial statements may not be adequate. Loss provisions in our financial statements for self–insured programs are made on an undiscounted basis in the relevant period. These provisions are based on internal and external evaluations of the merits of individual claims, analysis of claims history and independent actuarially determined estimates. Our management reviews the methods of determining these estimates and establishing the resulting accrued liabilities frequently, with any material adjustments resulting from being reflected in current earnings. Although we believe that our provisions for self–insured losses in our financial statements are adequate, the ultimate liability may be in excess of the amounts recorded. In the event the provisions for losses reflected in our financial statements are inadequate, our financial condition and results of operations may be materially affected.

Implementation of new information technology could cause business interruptions and negatively affect our profitability and cash flows. We continue to refine and implement our information technology to improve customer service, enhance operating efficiencies and provide more effective management of business operations. Implementation of information technology carries risks such as cost overruns, project delays and business interruptions and delays. If we experience a material business interruption as a result of the implementation of our existing or future information technology infrastructure or are unable to obtain the projected benefits of this new infrastructure, it could adversely affect us and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We depend on the proper function and availability of our information systems. We are dependent on the proper function and availability of our information systems. Though we have taken steps to protect the safety and security of our information systems and the data maintained within those systems, there can be no assurance that our safety and security measures and disaster recovery plan will prevent damage or interruption of our systems and operations, and we may be vulnerable to losses associated with the improper functioning, security breach or unavailability of our information systems. Failure to maintain proper function and availability of our information systems could have a material adverse effect on our business, financial position, results of operations and liquidity.

In addition, certain software supporting our business and information systems are licensed to us by independent software developers. Our inability or the inability of these developers, to continue to maintain and upgrade our information systems and software could disrupt or reduce the efficiency of our operations. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our operations and could have a material adverse effect on our business, financial position, results of operations and liquidity.

Cybersecurity risks could harm our ability to operate effectively. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. We rely on our information systems to provide security for processing, transmission and storage of confidential patient, resident, employee, other consumer information, such as personally identifiable information, including information relating to health protected by HIPAA. Although we have taken steps to protect the security of our information systems, medical devices that store sensitive data, and the data maintained in those systems and devices, it is possible that our safety and security measures will not prevent improper functioning or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks. We may be at increased risk because we outsource certain services or functions to, or have systems that interface with, third parties. Some of these third parties may store or have access to our data and may not have effective controls, processes, or practices to protect our information from attack, damage, or unauthorized access. A breach or attack, including those caused by updates and other releases, affecting any of these third parties could harm our business.

If personally identifiable information of our patients or others is improperly accessed, tampered with or distributed, we may incur significant costs to remediate possible injury to the affected patients, and we may be subject to sanctions and civil or criminal penalties if we are found to be in violation of the privacy or security rules under HIPAA or other similar federal or state laws protecting confidential personally identifiable information.

Security breaches, including physical or electronic break–ins, computer viruses, attacks by hackers and similar breaches can create system disruptions or shutdowns or the unauthorized disclosure of confidential information. Additionally, healthcare businesses are increasingly targets of cyberattacks, whereby hackers disrupt business operations or obtain protected health information, often demanding large ransoms. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any cybersecurity vulnerabilities. The occurrence of any of these events could result in harm to patients; business interruptions or delays; the loss, misappropriation, corruption, or unauthorized access of data; litigation and potential liability under privacy, security and consumer protection laws or other applicable laws; reputational damage; or federal and state governmental inquiries. Any failure to maintain proper functionality and security of our information systems could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to meet all our capital needs. We cannot assure you that our business will generate cash flow from operations that anticipated revenue growth and improvement of operating efficiencies will be realized or that future borrowings will be available to us in an amount sufficient to enable us to service any future indebtedness or to fund our other liquidity needs. We may need to incur indebtedness, sell assets, or make certain discretionary capital expenditures.

The performances of our fixed–income and our equity investment portfolios are subject to a variety of investment risks. Our investment portfolios are comprised principally of fixed–income securities and common equities. Our fixed–income portfolio is actively managed by an investment group and includes short–term investments and fixed–maturity securities. The performances of our fixed–income and our equity portfolios are subject to a number of risks, including:

- Interest rate risk – the risk of adverse changes in the value of fixed–income securities as a result of increases in market interest rates.

- Investment credit risk – the risk that the value of certain investments may decrease in value due to the deterioration in financial condition of, or the liquidity available to, one or more issuers of those securities or, in the case of asset–backed securities, due to the deterioration of the loans or other assets that underlie the securities, which, in each case, also includes the risk of permanent loss.

- Concentration risk – the risk that the portfolio may be too heavily concentrated in the securities of National Health Investors "NHI," or certain sectors or industries, which could result in a significant decrease in the value of the portfolio in the event of a deterioration of the financial condition, performance, or outlook of NHI, or those certain sectors or industries.

- Liquidity risk – the risk that we will not be able to convert investments into cash on favorable terms and on a timely basis or that we will not be able to sell them at all, when we desire to do so. Disruptions in the financial markets or a lack of buyers for the specific securities that we are trying to sell, could prevent us from liquidating securities or cause a reduction in prices to levels that are not acceptable to us.

In addition, the success of our investment strategies and asset allocations in the fixed–income portfolio may vary depending on the market environment. The fixed–income portfolio's performance also may be adversely impacted if, among other factors: there is a lack of transparency regarding the underlying businesses of the issuers of the securities that we purchase; credit ratings assigned to such securities by nationally recognized credit rating agencies are based on incomplete information or prove unwarranted; or our risk mitigation strategies are ineffective for the applicable market conditions.

The common equity portfolio is subject to general movements in the values of equity markets and to the changes in the prices of the securities we hold. Equity markets, sectors, industries, and individual securities may be subject to high volatility and to long periods of depressed or declining valuations.

If the fixed–income or equity portfolios, or both, were to suffer a decrease in value due to market, sector, or issuer–specific conditions to a substantial degree, our liquidity, financial position, and financial results could be materially adversely affected.

Our stock price is volatile and fluctuations in our operating results, quarterly earnings and other factors may result in declines in the price of our common stock. Equity markets are prone to, and in the last few years have experienced, extreme price and volume fluctuations. Volatility over the past few years has had a significant impact on the market price of securities issued by many companies, including us and other companies in the healthcare industry. If we are unable to operate our businesses as profitably as we have in the past or as our stockholders expect us to in the future, the market price of our common stock will likely decline as stockholders could sell shares of our common stock when it becomes apparent that the market expectations may not be realized. In addition to our operating results, many economic and other factors beyond our control could have an adverse effect on the price of our common stock including:

- general economic conditions;

- developments generally affecting the healthcare industry;

- strategic actions, such as acquisitions or restructurings, or the introduction of new services by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- litigation and governmental investigations;

- changes in accounting standards, policies, guidance, interpretations or principles;

- investor perceptions of us and our business;

- actions by institutional or other large stockholders;

- quarterly variations in operating results;

- changes in financial estimates and recommendations by securities analysts;

- press releases or negative publicity relating to our competitors or us or relating to trends in health care;

- sales of stock by insiders;

- natural disasters, terrorist attacks and pandemics; and

- additions or departures of key personnel.

We may not be able to pay or maintain dividends and the failure to do so would adversely affect our stock price. We currently pay a quarterly dividend on our common stock and our Board intends to continue to pay a quarterly dividend. However, our ability to pay and maintain cash dividends is based on many factors, including our financial condition, funds from operations, the level of our capital expenditures and future business prospects, our ability to make and finance acquisitions, anticipated operating cost levels, the level of demand for our beds, the rates we charge and actual results that may vary substantially from estimates. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay or maintain dividends. The failure to pay or maintain dividends could adversely affect our stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

The Company's Board of Directors is committed to both safeguarding against cybersecurity threats and complying with the SEC Cybersecurity regulations adopted on July 26, 2023. The Board receives an annual cybersecurity update from the Chief Information Officer (CIO) and Chief Information Security Officer (CISO) at one of the Board meetings held throughout the year. Accordingly, they received their customary detailed briefing from the CIO and CISO at the August 7, 2025 meeting.

The CIO provides relevant information on cybersecurity threats and risks to the Certification Committee on a quarterly basis. This meeting is chaired by a representative of the Audit Committee and attended by the Chairman of the Audit Committee. The Chairman of the Audit Committee will then escalate any significant matters to the full Audit Committee. If necessary, the Audit Committee can further elevate these matters to the full Board of Directors.

The Company has implemented processes and continues to look at improved ways to identify, assess, and manage material risks from cybersecurity threats. Additionally, it has established procedures to evaluate any material effects, or reasonably likely material effects, of risks from cybersecurity threats and past cybersecurity incidents. The Company also has processes in place to assess and determine the necessity of any material disclosures required on Form 8-K.

The Company's CIO brings over 40 years of experience in information technology and cybersecurity within the healthcare sector. The CISO has more than 25 years of expertise in technology and cybersecurity and has served as the Company's CISO for 7 years. The Company has an Incident Response Planning Committee that convenes quarterly to address, identify, and manage any significant cybersecurity threats. Additionally, the Company has a crisis team, comprising the Compliance Officer, General Counsel, Chief Financial Officer, Human Resources Officer, Facilities Management Administrator, and Network Systems Administrator, which is activated if an event poses a significant risk to the Company.

The Company and the Board of Directors are committed to remaining updated on evolving cybersecurity regulations and best practices, as well as the development and amendment of processes to meet these changing demands.

ITEM 2.   PROPERTIES

Skilled Nursing Facilities

State	City	Center Name	Affiliation	Licensed Beds
Alabama	Anniston	NHC HealthCare, Anniston	Leased[1]	151
	Moulton	NHC HealthCare, Moulton	Leased[1]	136
Georgia	Fort Oglethorpe	NHC HealthCare, Fort Oglethorpe	Owned	135
	Rossville	NHC HealthCare, Rossville	Owned	112
Kentucky	Glasgow	NHC HealthCare, Glasgow	Leased[1]	194
Missouri	Desloge	NHC HealthCare, Desloge	Leased[1]	120
	Joplin	NHC HealthCare, Joplin	Leased[1]	124
	Kennett	NHC HealthCare, Kennett	Leased[1]	170
	Macon	Macon Health Care Center	Owned	120
	Osage Beach	Osage Beach Rehabilitation and Health Care Center	Owned	94
	St. Charles	NHC HealthCare, St. Charles	Leased[1]	120
	St. Louis	NHC HealthCare, Maryland Heights	Leased[1]	220
	Springfield	Springfield Rehabilitation and Health Care Center	Owned	146
	West Plains	NHC HealthCare, West Plains	Owned	114
North Carolina	Burlington	White Oak of Burlington	Owned	160
	Charlotte	White Oak of Charlotte	Owned	180
	Kings Mountain	White Oak of Kings Mountain	Owned	154
	Shelby	White Oak of Shelby	Owned	160
	Tryon	White Oak of Tryon	Owned	70
	Waxhaw	White Oak of Waxhaw	Leased	100
South Carolina	Anderson	NHC HealthCare, Anderson	Leased[1]	290
	Bluffton	NHC HealthCare, Bluffton	Owned	120
	Charleston	NHC HealthCare, Charleston	Owned	132
	Clinton	NHC HealthCare, Clinton	Owned	131
	Columbia	NHC HealthCare, Parklane	Owned	180
	Columbia	White Oak of Columbia	Owned	120
	Greenwood	NHC HealthCare, Greenwood	Leased[1]	152
	Greenville	NHC HealthCare, Greenville	Owned	176
	Lancaster	White Oak of Lancaster	Owned	132
	Laurens	NHC HealthCare, Laurens	Leased[1]	176
	Lexington	NHC HealthCare, Lexington	Owned	170
	Mauldin	NHC HealthCare, Mauldin	Owned	180
	Murrells Inlet	NHC HealthCare, Garden City	Owned	148
	Newberry	White Oak of Newberry	Owned	146
	North Augusta	NHC HealthCare, North Augusta	Owned	192
	North Charleston	White Oak of Charleston	Owned	176
	Rock Hill	White Oak of Rock Hill	Owned	141
	Spartanburg	White Oak of North Grove	Owned	132
	Spartanburg	White Oak of Spartanburg	Owned	60
	Spartanburg	White Oak Estates	Owned	88
	Sumter	NHC HealthCare, Sumter	Managed	138
	York	White Oak of York	Owned	109

State	City	Center Name	Affiliation	Licensed Beds
Tennessee	Athens	NHC HealthCare, Athens	Leased[1]	86
	Chattanooga	NHC HealthCare, Chattanooga	Leased[1]	200
	Columbia	NHC HealthCare, Columbia	Owned	106
	Columbia	NHC-Maury Regional Transitional Care Center	Owned	112
	Cookeville	NHC HealthCare, Cookeville	Managed	104
	Dickson	NHC HealthCare, Dickson	Leased[1]	191
	Dunlap	NHC HealthCare, Sequatchie	Leased[1]	110
	Farragut	NHC HealthCare, Farragut	Owned	106
	Franklin	NHC Place, Cool Springs	Owned	180
	Franklin	NHC HealthCare, Franklin	Leased[1]	80
	Gallatin	NHC Place, Sumner	Owned	92
	Hendersonville	NHC HealthCare, Hendersonville	Leased[1]	122
	Johnson City	NHC HealthCare, Johnson City	Leased[1]	167
	Kingsport	NHC HealthCare, Kingsport	Owned	90
	Knoxville	NHC HealthCare, Fort Sanders	Owned	160
	Knoxville	Holston Health & Rehabilitation Center	Owned	94
	Knoxville	NHC HealthCare, Knoxville	Owned	115
	Lawrenceburg	NHC HealthCare, Lawrenceburg	Managed	96
	Lawrenceburg	NHC HealthCare, Scott	Leased[1]	60
	Lewisburg	NHC HealthCare, Lewisburg	Leased[1]	100
	Lewisburg	NHC HealthCare, Oakwood	Leased[1]	60
	McMinnville	NHC HealthCare, McMinnville	Leased[1]	115
	Milan	NHC HealthCare, Milan	Leased[1]	117
	Murfreesboro	AdamsPlace	Owned	90
	Murfreesboro	NHC HealthCare, Murfreesboro	Managed	181
	Nashville	Lakeshore, Heartland	Owned	66
	Nashville	Lakeshore, The Meadows	Managed	113
	Nashville	The Health Center of Richland Place	Managed	107
	Nashville	NHC Place at The Trace	Owned	90
	Nashville	West Meade Place	Managed	120
	Oak Ridge	NHC HealthCare, Oak Ridge	Managed	120
	Pulaski	NHC HealthCare, Pulaski	Leased[1]	102
	Smithville	NHC HealthCare, Smithville	Leased[1]	114
	Somerville	NHC HealthCare, Somerville	Leased[1]	72
	Sparta	NHC HealthCare, Sparta	Leased[1]	96
	Springfield	NHC HealthCare, Springfield	Owned	107
	Tullahoma	NHC HealthCare, Tullahoma	Owned	99
Virginia	Bristol	NHC HealthCare, Bristol	Leased[1]	120

Behavioral Health Hospitals

State	City	Center Name	Affiliation	Licensed Beds
Missouri	Maryland Heights	Maryland Heights Center for Behavioral Health	Owned	20
	Osage Beach	Osage Beach Center for Cognitive Disorders	Owned	18
Tennessee	Knoxville	Knoxville Center for Behavioral Medicine	Owned[2]	64

Assisted Living Units

State	City	Center Name	Affiliation	Units
Alabama	Anniston	NHC Place/Anniston	Owned	67
Kentucky	Glasgow	NHC HealthCare, Glasgow	Leased[1]	12
Florida	Merritt Island	Sodalis Senior Living Merritt Island	Owned	85
	Stuart	Sodalis Senior Living Stuart	Owned	84
	Vero Beach	Sodalis Senior Living Vero Beach	Owned	119
Missouri	St. Charles	Lake St. Charles Retirement Center	Leased[1]	26
	St. Peters	Villages of St. Peters Memory Care	Owned	60
North Carolina	Tryon	Benson Hall Assisted Living	Owned	18
South Carolina	Bluffton	The Palmettos of Bluffton	Owned	78
	Charleston	The Palmettos of Charleston	Owned	60
	Columbia	The Palmettos of Parklane	Owned	75
	Greenville	The Palmettos of Mauldin	Owned	45
	Murrells Inlet	The Palmettos of Garden City	Owned	80
	Spartanburg	White Oak Estates Assisted Living	Owned	30
Tennessee	Dickson	NHC HealthCare, Dickson	Leased[1]	20
	Farragut	NHC Place, Farragut	Owned	84
	Farragut	NHC Place, Cavette Hill	Owned	60
	Franklin	NHC Place, Cool Springs	Owned	89
	Gallatin	NHC Place, Sumner	Owned	80
	Murfreesboro	AdamsPlace	Owned	106
	Nashville	Lakeshore Heartland	Owned	9
	Nashville	Lakeshore, The Meadows	Managed	10
	Nashville	Richland Place	Managed	24
	Nashville	The Place at the Trace	Owned	80
	Smithville	NHC HealthCare, Smithville	Leased[1]	6
	Somerville	NHC HealthCare, Somerville	Leased[1]	6

Retirement Apartments

State	City	Retirement Apartments	Affiliation	Units
Missouri	St. Charles	Lake St. Charles Retirement Apts.	Leased[1]	152
North Carolina	Burlington	Oak Creek Apartments	Owned	54
	Charlotte	Sharon Village Apartments	Owned	34
	Tryon	White Oak Village Apartments	Owned	101
South Carolina	Spartanburg	White Oak Estates Apartments	Owned	114
Tennessee	Chattanooga	Parkwood Retirement Apartments	Leased[1]	30
	Johnson City	Colonial Hill Retirement Apartments	Leased[1]	63
	Murfreesboro	AdamsPlace	Owned	93
	Nashville	Richland Place Retirement Apts.	Managed	136

Homecare Agencies

State	City	Homecare Agencies
Florida	Chipley	NHC HomeCare of Chipley
	Crawfordville	NHC HomeCare of Crawfordville
	Merritt Island	NHC HomeCare of Merritt Island
	Panama City	NHC HomeCare of Panama City
	Port St. Joe	NHC HomeCare of Port St. Joe
	Quincy	NHC HomeCare of Quincy
	Tallahassee	NHC HomeCare of Tallahassee
	Vero Beach	NHC HomeCare of Vero Beach
South Carolina	Aiken	NHC HomeCare of Aiken
	Anderson	NHC HomeCare of Anderson
	Greenville	NHC HomeCare of Greenville
	Greenwood	NHC HomeCare of Greenwood
	Laurens	NHC HomeCare of Laurens
	Murrells Inlet	NHC HomeCare of Murrells Inlet
	Summerville	NHC HomeCare of Low Country
	West Columbia	NHC HomeCare of Midlands
Tennessee	Athens	NHC HomeCare of Athens
	Chattanooga	NHC HomeCare of Chattanooga
	Columbia	NHC HomeCare of Columbia
	Cookeville	NHC HomeCare of Cookeville
	Dickson	NHC HomeCare of Dickson
	Franklin	NHC HomeCare of Franklin
	Hendersonville	NHC HomeCare of Hendersonville
	Johnson City	NHC HomeCare of Johnson City
	Knoxville	NHC HomeCare of Knoxville
	Lawrenceburg	NHC HomeCare of Lawrenceburg
	Lewisburg	NHC HomeCare of Lewisburg
	McMinnville	NHC HomeCare of McMinnville
	Milan	NHC HomeCare of Milan
	Murfreesboro	NHC HomeCare of Murfreesboro
	Pulaski	NHC HomeCare of Pulaski
	Somerville	NHC HomeCare of Somerville
	Sparta	NHC HomeCare of Sparta
	Springfield	NHC HomeCare of Springfield

Hospice Agencies

State	City	Hospice Agencies
Georgia	Rossville	Caris Healthcare – Rossville
Missouri	St. Louis	Caris Healthcare – St. Louis
South Carolina	Anderson	Caris Healthcare – Anderson
	Charleston	Caris Healthcare – Charleston
	Columbia	Caris Healthcare – Columbia
	Greenville	Caris Healthcare – Greenville
	Greenwood	Caris Healthcare – Greenwood
	Myrtle Beach	Caris Healthcare – Myrtle Beach
	Sumter	Caris Healthcare – Sumter

State	City	Hospice Agencies
Tennessee	Athens	Caris Healthcare – Athens
	Chattanooga	Caris Healthcare – Chattanooga
	Columbia	Caris Healthcare – Columbia
	Cookeville	Caris Healthcare – Cookeville
	Clinton	Caris Healthcare – Clinton
	Crossville	Caris Healthcare – Crossville
	Dickson	Caris Healthcare – Dickson
	Greeneville	Caris Healthcare – Greeneville
	Johnson City	Caris Healthcare – Johnson City
	Knoxville	Caris Healthcare – Knoxville
	Lawrenceburg	Caris Healthcare – Lawrenceburg
	Lenoir City	Caris Healthcare – Lenoir City
	Milan	Caris Healthcare – Milan
	Morristown	Caris Healthcare – Morristown
	Murfreesboro	Caris Healthcare – Murfreesboro
	Nashville	Caris Healthcare – Nashville
	Sevierville	Caris Healthcare – Sevierville
	Somerville	Caris Healthcare – Somerville
	Springfield	Caris Healthcare – Springfield
	Tullahoma	Caris Healthcare – Tullahoma
Virginia	Big Stone Gap	Caris Healthcare – Big Stone Gap
	Bristol	Caris Healthcare – Bristol
	Cedar Bluff	Caris Healthcare – Cedar Bluff
	Wytheville	Caris Healthcare – Wytheville

Healthcare Facilities Leased to Others

The following table includes certain information regarding healthcare facilities which are owned by us and leased to others:

Name of Facility	Location	No. of Beds
Skilled Nursing Facilities		
Solaris HealthCare North Naples	Naples, FL	60
Solaris HealthCare Coconut Creek	Coconut Creek, FL	120
Solaris HealthCare Daytona	Daytona Beach, FL	73
Solaris HealthCare Imperial	Naples, FL	113
Solaris HealthCare Windermere	Orlando, FL	120
Solaris HealthCare Charlotte Harbor	Port Charlotte, FL	180
The Health Center at Standifer Place	Chattanooga, TN	444
Solaris HealthCare Lake City	Lake City, FL	120
Solaris HealthCare Pensacola	Pensacola, FL	180

		No. of Units
Assisted Living		
Standifer Place Assisted Living	Chattanooga, TN	74

---

(1)   Leased from NHI

(2)   Knoxville Center for Behavioral Medicine is owned by separate limited liability companies. The Company owns 65% of the operations entity and owns 89% of the real estate entity.

ITEM 3.   LEGAL PROCEEDINGS

General and Professional Liability Insurance and Lawsuits

The senior care industry has experienced increases in both the number of personal injury/wrongful death claims and in the severity of awards based upon alleged negligence by nursing facilities and their employees in providing care to residents. The Company has been, and continues to be, subject to claims and legal actions that arise in the ordinary course of business, including potential claims related to patient care and treatment. The defense of these lawsuits may result in significant legal costs, regardless of the outcome, and can result in large settlement amounts or damage awards.

As a result of the terms of our insurance policies and our use of a wholly-owned insurance company, we have retained significant self–insured risk with respect to general and professional liability. Additional insurance is purchased through third party providers that serve to supplement the coverage provided through our wholly-owned captive insurance company. We use independent actuaries to assist management in estimating our exposures for claims obligations (for both asserted and unasserted claims) related to exposures in excess of coverage limits, and we maintain reserves for these obligations. It is possible that claims against us could exceed our coverage limits and our reserves, which would have a material adverse effect on our financial position, results of operations and cash flows.

General Litigation

Civil Investigative Demand / Qui Tam Complaint

On or about May 21, 2024, Caris Healthcare, L.P. ("Caris") received a Civil Investigative Demand ("CID") from the U.S. Attorney's Office for the Eastern District of Tennessee. The CID requested the production of certain medical records for patients at Caris' Nashville office and other documents related to the billing for hospice services for the period of January 1, 2019, through the date of the CID. The Company cooperated with respect to the requests.

On June 23, 2025, a Notice of Election to Decline Intervention (the "Notice of Declination") was filed by the United States of America, the State of Tennessee, the Commonwealth of Virginia, and the State of Georgia, in a case styled *U.S. ex rel. Marshall v. Caris HealthCare, L.P.,* Case No. 3:23-CV-00330, in the U.S. District Court for the Eastern District of Tennessee (the "Qui Tam Case"). Subsequent to the Notice of Declination filing, an underlying *qui tam* complaint, originally filed on September 12, 2023, was unsealed. Following the Notice of Declination, the relators filed a Notice of Voluntary Dismissal on September 25, 2025, which concluded the matter.

Indemnities

From time to time, the Company enters into certain types of contracts that contingently require it to indemnify parties against third-party claims. These contracts primarily include (i) certain real estate leases, under which the Company may be required to indemnify property owners or prior facility operators for post-transfer liabilities and other claims arising from the Company's use of the applicable premises, (ii) operations transfer agreements, in which the Company agrees to indemnify past operators of facilities against certain liabilities arising from the transfer of the operation and/or the operation thereof after the transfer to the Company or its subsidiary, (iii) certain lending agreements, under which the Company may be required to indemnify the lender against various claims and liabilities, (iv) certain agreements by and between the Company and/or its subsidiaries or affiliates, and (v) certain agreements with the Company officers, directors and others, under which the Company may be required to indemnify such persons for liabilities arising out of the nature of their relationship to the Company and/or its subsidiaries and affiliates. The terms of such obligations vary by contract and, in most instances, do not expressly state or include a specific or maximum dollar amount. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed and traded on the NYSE-American exchange under the symbol "NHC." On December 31, 2025, NHC had approximately 24,596 stockholders, comprised of approximately 1,896 stockholders of record and an additional 22,700 stockholders indicated by security position listings.

Dividend Policy

We do not have a formal dividend policy, but we currently intend to continue to pay regular quarterly dividends to the holders of our common stock. The Company has paid a common dividend since 2004, although there can be no assurances that our quarterly dividends will be declared, paid or increased in the future.

Stock Repurchase Programs

In 2025, the Company purchased 127,338 shares of its common stock for a total cost of $14,730,000. The shares were funded from cash on hand and were cancelled and returned to the status of authorized but unissued.

Equity Compensation Plans

The following table sets forth information regarding our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders..........................	647,975	$82.53	1,272,632
Equity compensation plans not approved by security holders..........................	—	—	—
Total	647,975	$82.53	1,272,632

The following graph and chart compare the cumulative total stockholder return for the period from January 1, 2021 through December 31, 2025 on an investment of $100 in (i) NHC's common stock ("NHC"), (ii) the Russell 2000 Stock Index ("Russell 2000") and (iii) the Standard & Poor's Health Care Index ("S&P Health Care Index"). Cumulative total stockholder return assumes the reinvestment of all dividends. Stock price performances shown in the graph are not necessarily indicative of future price performances.



	2021	2022	2023	2024	2025
NHC	100.00	105.34	95.43	153.90	183.17	239.23
Russell 2000	100.00	114.82	91.35	106.82	119.14	134.41
S & P Health Care Index	100.00	126.13	123.67	126.22	129.47	148.38

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

National HealthCare Corporation, which we also refer to as NHC or the Company, is a leading provider of post–acute care and senior health care services. At December 31, 2025, we operate or manage 80 skilled nursing facilities with 10,329 1icensed beds, 26 assisted living facilities with 1,413 units, nine independent living facilities, three behavioral health hospitals, 34 homecare agencies, and 33 hospice agencies located in 9 states. In addition, we provide management services, accounting and financial services, and insurance services to third party operators of healthcare properties. We also own the real estate of 10 healthcare properties and lease these properties to third party operators.

Executive Summary

Earnings

To monitor our earnings, we have developed budgets and management reports to monitor labor, census, and the composition of revenues. During certain inflationary times, our net patient revenues and government reimbursement may not keep pace with inflationary increases in our expenses, which may cause net earnings to decline.

Occupancy

A primary area of management focus continues to be the rates of occupancy within our skilled nursing facilities. The overall census (based on operational beds) in owned and leased skilled nursing facilities for 2025 was 89.7% compared to 88.6% in 2024 and 87.9% in 2023.

Due to America's healthcare labor shortage, the challenge of maintaining desirable patient census levels has been amplified. Management has undertaken a number of steps in order to best position our current and future health care facilities. This includes working internally to examine and improve systems to be most responsive to referral sources and payors, as well as find creative initiatives to retain and attract qualified healthcare professionals. Additionally, NHC is in various stages of partnerships with hospital systems, payors, and other post–acute alliances to better position ourselves so we are an active participant in the delivery of post-acute healthcare services.

Quality of Patient Care

The Centers for Medicare and Medicaid Services ("CMS") introduced the Five-Star Quality Rating System to help consumers, their families and caregivers compare skilled nursing facilities more easily. The Five-Star Quality Rating System gives each skilled nursing operation a rating ranging between one and five stars in various categories (five stars being the best). The Company has always strived for patient-centered care and quality outcomes as precursors to outstanding financial performance.

The tables below summarize NHC's overall performance in these Five-Star ratings versus the skilled nursing industry as of December 31, 2025:

	NHC Ratings	Industry Ratings
Total number of skilled nursing facilities, end of period	80	
Number of 4 and 5-star rated skilled nursing facilities	50	
Percentage of 4 and 5-star rated skilled nursing facilities	62.5%	38.6%
Average rating for all skilled nursing facilities, end of period	3.83	2.95

Development and Growth

We are undertaking to expand our post–acute and senior health care operations while protecting our existing operations and markets. The following table lists our recent construction and purchase activities.

Type of Operation	Description	Size	Location	Placed in Service
Hospice	New Agency	1 agency	Cedar Bluff, VA	March 2023
Skilled Nursing	Acquisition	66 beds	Nashville, TN	May 2023
Homecare	New Agency	1 agency	Tallahassee, FL	May 2023
Assisted Living Facility	New Operations	135 units	Vero Beach, FL	July 2023
Assisted Living Facility	New Operations	95 units	Merritt Island, FL	July 2023
Assisted Living Facility	New Operations	100 units	Stuart, FL	July 2023
Hospice	New Agency	1 agency	Morristown, TN	April 2024
Hospice	New Agency	1 agency	Lawrenceburg, TN	July 2024
Hospice	New Agency	1 agency	Wytheville, VA	August 2024
Hospice	New Agency	1 agency	Clinton, TN	October 2024

On August 1, 2024, the Company purchased the assets of White Oak Management, Inc. ("White Oak"). The White Oak portfolio consisted of 15 skilled nursing facilities, two assisted living facilities, four independent living facilities and a long-term care pharmacy. The White Oak operations have 1,928 licensed skilled nursing beds, 48 assisted living units, and 302 independent living units in the states of South Carolina and North Carolina.

Accrued Risk Reserves

Our accrued professional liability and workers' compensation reserves totaled $121,595,000 and $103,616,000 at December 31, 2025 and 2024, respectively, and are a primary area of management focus. We have set aside restricted cash and restricted marketable securities to fund our professional liability and workers' compensation reserves.

As to exposure for professional liability claims, we have developed performance measures to bring focus to the patient care issues most likely to produce professional liability exposure, including in–house acquired pressure ulcers, significant weight loss and numbers of falls. These programs for certification, which we regularly modify and improve, have produced measurable improvements in reducing these incidents. Our experience is that achieving goals in these patient care areas improves both patient and employee satisfaction.

Segment Reporting

The Company has two reportable operating segments: (1) inpatient services, which includes the operation of skilled nursing facilities, assisted and independent living facilities, and behavioral health hospitals; and (2) homecare and hospice services. These reportable operating segments are consistent with information used by the Company's Chief Executive Officer, as chief operating decision maker ("CODM"), to assess performance and allocate resources. The Company also reports an "all other" category that includes revenues from rental income, management and accounting services fees, insurance services, and costs of the corporate office.

The Company's CODM evaluates performance including pretax earnings and allocates capital resources to each segment based on an operating model that is designed to improve the quality of patient care and profitability of the Company, while enhancing long-term shareholder value. The CODM does not review assets by segment in his resource allocation and therefore, assets by segment are not disclosed below.

The following tables set forth the Company's consolidated statements of operations by business segment *(in thousands)*:

| | Year Ended December 31, 2025 | | | |
	Inpatient Services	Homecare and Hospice	All Other	Total
Revenues:				
Net patient revenues	$1,315,545	$154,086	$ —	$1,469,631
Other revenues	1,467	—	46,683	48,150
Net operating revenues	1,317,012	154,086	46,683	1,517,781
Costs and Expenses:				
Salaries, wages and benefits	775,477	93,535	52,068	921,080
Other operating	336,746	27,537	12,919	377,202
Facility rent	35,972	2,373	7,882	46,227
Depreciation and amortization	41,066	581	3,273	44,920
Total costs and expenses	1,189,261	124,026	76,142	1,389,429
Income (loss) from operations	127,751	30,060	(29,459)	128,352
Non-operating income	—	—	18,107	18,107
Interest expense	(6,371)	—	—	(6,371)
Unrealized gains on marketable equity securities	—	—	22,344	22,344
Income before income taxes	$ 121,380	$ 30,060	$ 10,992	$ 162,432

| | Year Ended December 31, 2024 | | | |
	Inpatient Services	Homecare and Hospice	All Other	Total
Revenues:				
Net patient revenues	$1,111,300	$140,459	$ —	$1,251,759
Other revenues	1,315	—	44,863	46,178
Government stimulus income	—	—	9,445	9,445
Net operating revenues and stimulus income	1,112,615	140,459	54,308	1,307,382
Costs and Expenses:				
Salaries, wages and benefits	668,029	85,712	57,189	810,930
Other operating	280,867	25,927	14,596	321,390
Facility rent	33,787	2,295	7,100	43,182
Depreciation and amortization	37,988	737	3,260	41,985
Total costs and expenses	1,020,671	114,671	82,145	1,217,487
Income (loss) from operations	91,944	25,788	(27,837)	89,895
Non-operating income	—	—	19,690	19,690
Interest expense	(4,135)	—	—	(4,135)
Unrealized gains on marketable equity securities	—	—	30,958	30,958
Income before income taxes	$ 87,809	$ 25,788	$ 22,811	$ 136,408

	Year Ended December 31, 2023			
	Inpatient Services	Homecare and Hospice	All Other	Total
Revenues:				
Net patient revenues	$956,077	$131,537	$ –	$1,087,614
Other revenues	1,141	—	52,789	53,930
Net operating revenues	957,218	131,537	52,789	1,141,544
Costs and Expenses:				
Salaries, wages and benefits	589,279	80,610	42,455	712,344
Other operating	254,559	23,529	10,095	288,183
Facility rent	32,542	2,172	6,811	41,525
Depreciation and amortization	38,172	786	3,076	42,034
Total costs and expenses	914,552	107,097	62,437	1,084,086
Income (loss) from operations	42,666	24,440	(9,648)	57,458
Non-operating income	—	—	16,660	16,660
Interest expense	(324)	—	—	(324)
Unrealized gains on marketable equity securities	—	—	14,944	14,944
Income before income taxes	$ 42,342	$ 24,440	$21,956	$ 88,738

Results of Operations

The following table and discussion set forth items from the consolidated statements of operations as a percentage of net operating revenues and grant income for the years ended December 31, 2025, 2024 and 2023.

Percentage of Net Operating Revenues

	Year Ended December 31,		
	2025	2024	2023
Revenues:			
Net patient revenues	96.8%	95.8%	95.3%
Other revenues	3.2	3.5	4.7
Government stimulus income	—	0.7	—
Net operating revenues and stimulus income	100.0	100.0	100.0
Costs and Expenses:			
Salaries, wages and benefits	60.7	62.0	62.4
Other operating	24.9	24.6	25.2
Facility rent	3.0	3.3	3.6
Depreciation and amortization	3.0	3.2	3.7
Total costs and expenses	91.6	93.1	94.9
Income from operations	8.4	6.9	5.1
Non–operating income	1.2	1.4	1.5
Interest expense	(0.4)	(0.3)	(0.1)
Unrealized gains on marketable equity securities	1.5	2.4	1.3
Income before income taxes	10.7	10.4	7.8
Income tax provision	(2.7)	(2.6)	(2.1)
Net income	8.0	7.8	5.7
Net (income) loss attributable to noncontrolling interest	(0.2)	0.0	0.2
Net income attributable to common stockholders of NHC	7.8%	7.8%	5.9%

The following table sets forth the increase or (decrease) in certain items from the consolidated statements of operations as compared to the prior period *(dollars in thousands)*.

Period to Period Increase (Decrease)

	2025 vs. 2024		2024 vs. 2023	
	Amount	Percent	Amount	Percent
Revenues:				
Net patient revenues	$217,872	17.4%	$164,145	15.1%
Other revenues	1,972	4.3	(7,752)	(14.4)
Government stimulus income	(9,445)	(100.0)	9,445	100.0
Net operating revenues and stimulus income	210,399	16.1	165,838	14.5
Costs and Expenses:				
Salaries, wages and benefits	110,150	13.6	98,586	13.8
Other operating	55,812	17.4	33,207	11.5
Facility rent	3,045	7.1	1,657	4.0
Depreciation and amortization	2,935	7.0	(49)	(0.1)
Total costs and expenses	171,942	14.1	133,401	12.3
Income from operations	38,457	42.8	32,437	56.5
Non–operating income	(1,583)	(8.0)	3,030	18.2
Interest expense	(2,236)	(54.1)	3,811	1,176.2
Unrealized gains on marketable equity securities	(8,614)	(27.8)	16,014	107.2
Income before income taxes	26,024	19.1	47,670	53.7
Income tax provision	(5,504)	(16.0)	(10,872)	(46.4)
Net income	20,520	20.1	36,798	56.4
Net (income) loss attributable to noncontrolling interest	(2,432)	(1,529.6)	(1,669)	(110.5)
Net income attributable to common stockholders of NHC	$ 18,088	17.7%	$ 35,129	52.6%

2025 Compared to 2024

Net operating revenues and stimulus income for the year ended December 31, 2025 totaled $1,517,781,000 compared to $1,307,382,000 for the year ended December 31, 2024, an increase of 16.1%. The net operating revenues increase was due to an 8.4% increase in same-facility net operating revenues, as well as the August 1, 2024 acquisition of White Oak Manor ("White Oak").

For the year ended December 31, 2025, GAAP net income attributable to NHC was $120,015,000 compared to net income of $101,927,000 for the same period in 2024. Excluding the unrealized gains in our marketable equity securities portfolio and other non-GAAP adjustments, adjusted net income was $104,067,000 for the year ended December 31, 2025 compared to $76,862,000 for the same period a year ago. The increase in non-GAAP earnings for the year ended December 31, 2025 compared to 2024 was primarily due to the continued increase in skilled nursing census, skilled nursing per diem increases from some of our governmental payors, the continued reduction of agency staffing expense, and the White Oak operations being accretive to earnings.

On August 1, 2024, the Company purchased the White Oak portfolio, including its long-term care pharmacy. The White Oak portfolio consists of 15 skilled nursing facilities, two assisted living facilities, and four independent living facilities. The White Oak operations have 1,928 licensed skilled nursing beds, 48 assisted living units, and 302 independent living units in the states of South Carolina and North Carolina.

Net operating revenues and stimulus income

Net patient revenues totaled $1,469,631,000 in 2025, an increase of $217,872,000, or 17.4%, compared to 2024.

The overall average census in owned and leased skilled nursing facilities for 2025 was 89.7% compared to 88.6% in 2024. The composite skilled nursing facility per diem increased 4.0% in 2025 compared to 2024. Medicare and managed care per diem rates increased 5.1% and 3.9%, respectively, in 2025 compared to 2024. Medicaid and private pay per diem rates increased 3.5% and 6.8%, respectively, in 2025 compared to 2024.

White Oak, acquired on August 1, 2024 and with a full year of operations in 2025, attributed to $227,545,000 in net patient revenues for the year ended December 31, 2025 compared to $96,052,000 for the year ended December 31, 2024. Also included in net patient revenues for the years ended December 31, 2025 and 2024, respectively, is $7,246,000 and $12,749,000 of supplemental Medicaid payments that were received to help mitigate the healthcare workforce crisis and the inflationary labor market.

Other revenues in 2025 were $48,150,000, an increase of $1,972,000, or 4.3%, as further detailed in Note 3 to our consolidated financial statements.

During the year ended December 31, 2024, the Company recognized $9,445,000 related to the Employee Retention Credit ("ERC") that was established by the CARES Act and intended to help businesses retain their workforce and avoid layoffs during the pandemic. The ERC provided a per employee credit to eligible businesses based on a percentage of qualified wages and health insurance benefits paid to employees. During the second quarter of 2024, all conditions related to the assistance were met and the credit was recognized as government grant income.

Total costs and expenses

Total costs and expenses were $1,389,429,000 for 2025, an increase of $171,942,000, or 14.1%, from $1,217,487,000 in 2024.

Salaries, wages, and benefits increased $110,150,000, or 13.6%, to $921,080,000 in 2025 from $810,930,000 in 2024. Salaries, wages, and benefits as a percentage of net operating revenues and stimulus income was 60.7% compared to 62.0% for the years ended December 31, 2025 and 2024, respectively.

The White Oak operations attributed to an increase of $87,199,000 in salaries, wages, and benefits for the year ended December 31, 2025 compared to the prior year.

Although we continue to face workforce and labor shortages within all of our operations, we are working diligently to find solutions to reduce and eliminate agency nurse staffing expenses within our healthcare operations. The labor and workforce shortages have resulted in us contracting with agency nurse staffing companies. For the year ended December 31, 2025 our agency nurse staffing expenses decreased $9,335,000, or approximately 66.6%, compared to the same period a year ago.

Other operating expenses increased $55,812,000, or 17.4%, to $377,202,000 for the year ended December 31, 2025 compared to $321,390,000 for the prior year. Other operating expenses as a percentage of net operating revenues and stimulus income was 24.9% and 24.6% for the years ended December 31, 2025 and 2024, respectively.

The White Oak operations attributed to an increase of $32,737,000 in other operating expenses for the year ended December 31, 2025 compared to the prior year. We have also incurred unfavorable claims activity within our professional liability captive insurance company during 2025. The unfavorable claims activity resulted in additional other operating expenses of $17,563,000 for the year ended December 31, 2025 compared to the same period a year ago.

During the second quarter of 2025, we contributed land to a newly-formed limited liability company resulting in an equity interest in the new entity. The fair value of the land contributed to the new entity was $5,625,000. The related cost basis of the contributed land was $2,019,000, which resulted in a gain of $3,606,000. This gain was netted with other operating expenses resulting in a decrease of $3,606,000 in other operating expenses as compared to the same period in the prior year.

Facility rent expense increased $3,045,000, or 7.1%, to $46,227,000 in 2025. Depreciation and amortization increased 7.0% to $44,920,000 in 2025. Interest expense increased $2,236,000 to $6,371,000 in 2025 from $4,135,000 in 2024 related to the outstanding long-term debt due to the White Oak acquisition in August 2024.

Other income

Non–operating income decreased by $1,583,000, or 8.0% to $18,107,000 in 2025 compared to the prior year, as further detailed in Note 4 to our consolidated financial statements.

We recorded unrealized gains in the amount of $22,344,000 for the increase in fair value of our marketable equity securities portfolio for the year ended December 31, 2025. The marketable equity securities portfolio consists mainly of publicly-traded healthcare REIT's and other blue-chip public companies held within our insurance companies.

Income taxes

The income tax provision for 2025 is $39,826,000 (an effective income tax rate of 24.5%).

2024 Compared to 2023

Net operating revenues and stimulus income for the year ended December 31, 2024 totaled $1,307,382,000 compared to $1,141,544,000 for the year ended December 31, 2023, an increase of 14.5%. The net operating revenues increase was primarily driven by the August 1, 2024 acquisition of White Oak Manor ("White Oak").

For the year ended December 31, 2024, GAAP net income attributable to NHC was $101,927,000 compared to net income of $66,798,000 for the same period in 2023. Excluding the unrealized gains in our marketable equity securities portfolio and other non-GAAP adjustments, adjusted net income was $76,862,000 for the year ended December 31, 2024 compared to $54,934,000 for the same period a year ago. The increase in non-GAAP earnings for the year ended December 31, 2024 compared to 2023 was primarily due to the skilled nursing per diem increases from some of our government payors, the continued reduction of nurse agency staffing expense within our operations, and the White Oak operations being accretive to earnings.

On August 1, 2024, the Company purchased the White Oak portfolio, including its long-term care pharmacy. The White Oak portfolio consists of 15 skilled nursing facilities, two assisted living facilities, and four independent living facilities. The White Oak operations have 1,928 licensed skilled nursing beds, 48 assisted living units, and 302 independent living units in the states of South Carolina and North Carolina.

Net operating revenues and grant income

Net patient revenues totaled $1,251,759,000 in 2024, an increase of $164,145,000, or 15.1%, compared to 2023.

The overall average census in owned and leased skilled nursing facilities for 2024 was 88.6% compared to 87.9% in 2023. The composite skilled nursing facility per diem increased 6.8% in 2024 compared to 2023. Medicare and managed care per diem rates increased 5.0% and 0.7%, respectively, in 2024 compared to 2023. Medicaid and private pay per diem rates increased 8.6% and 12.3%, respectively, in 2024 compared to 2023.

White Oak, with five months of operations since the acquisition date, attributed to an increase of $96,052,000 in net patient revenues for the year ended December 31, 2024 compared to 2023. On March 1, 2024, the Company exited a lease and transferred the operations of two skilled nursing facilities (included assisted living units) and one memory care facility located in Missouri. The exiting of these operations resulted in net patient revenues decreasing $26,929,000 for the year ended December 31, 2024 compared to the prior year. Also included in net patient revenues for the years ended December 31, 2024 and 2023, respectively, is $12,749,000 and $20,214,000 of supplemental Medicaid payments that were received to help mitigate the healthcare workforce crisis and the inflationary labor market.

Other revenues in 2024 were $46,178,000, a decrease of $7,752,000, or 14.4%, as further detailed in Note 3 to our consolidated financial statements. In December 2023, we contributed land to a newly-formed limited liability company resulting in an equity interest in the new joint venture. The fair value of the land contributed to the entity was $8,000,000 and the related cost basis in the land was $1,770,000, which resulted in a gain of $6,230,000.

During the year ended December 31, 2024, the Company recognized $9,445,000 related to the Employee Retention Credit ("ERC") that was established by the CARES Act and intended to help businesses retain their workforce and avoid layoffs during the pandemic. The ERC provided a per employee credit to eligible businesses based on a percentage of qualified wages and health insurance benefits paid to employees. During the second quarter of 2024, all conditions related to the assistance were met and the credit was recognized as government grant income.

Total costs and expenses

Total costs and expenses were $1,217,487,000 for 2024, an increase of $133,401,000, or 12.3%, from $1,084,086,000 in 2023.

Salaries, wages, and benefits increased $98,586,000, or 13.8%, to $810,930,000 in 2024 from $712,344,000 in 2023. Salaries, wages, and benefits as a percentage of net operating revenues and grant income was 62.0% compared to 62.4% for the years ended December 31, 2024 and 2023, respectively.

The White Oak operations attributed to an increase of $63,223,000 in salaries, wages, and benefits for the year ended December 31, 2024 compared to the prior year. On March 1, 2024, the Company exited the lease and transferred the operations of two skilled nursing facilities (included assisted living units) and one memory care facility located in Missouri. The exiting of these operations resulted in salaries, wages, and benefits decreasing $20,169,000 for the year ended December 31, 2024 compared to the prior year.

We continue to face workforce and labor shortages within all of our operations. The labor and workforce shortages have resulted in us contracting with agency nurse staffing companies. For the year ended December 31, 2024 our agency nurse staffing expenses decreased $19,962,000, or approximately 66.2%, compared to the same period a year ago.

Other operating expenses increased $33,207,000, or 11.5%, to $321,390,000 for the year ended December 31, 2024 compared to $288,183,000 for the prior year. Other operating expenses as a percentage of net operating revenues and grant income was 24.6% and 25.2% for the years ended December 31, 2024 and 2023, respectively.

The White Oak operations attributed to an increase of $20,554,000 in other operating expenses for the year ended December 31, 2024 compared to the prior year. On March 1, 2024, the Company exited the lease and transferred the operations of two skilled nursing facilities (included assisted living units) and one memory care facility located in Missouri. The exiting of these operations resulted in other operating expenses decreasing $7,101,000 for the year ended December 31, 2024 compared to the prior year. We continue to face inflationary pressures in certain categories within other operating expenses as well, such as food/dietary supplies and drugs/pharmaceutical supplies.

Facility rent expense increased $1,657,000, or 4.0%, to $43,182,000 in 2024. Depreciation and amortization decreased 0.1% to $41,985,000 in 2024. Interest expense increased $3,811,000 to $4,135,000 in 2024 from $324,000 in 2023. At December 31, 2024, we have outstanding long-term debt of $137,000,000 due to the White Oak acquisition. In 2023, we didn't have any outstanding long-term debt.

Other income

Non–operating income increased by $3,030,000, or 18.2% to $19,690,000 in 2024 compared to the prior year, as further detailed in Note 5 to our consolidated financial statements.

We recorded unrealized gains in the amount of $30,958,000 for the increase in fair value of our marketable equity securities portfolio for the year ended December 31, 2024. The marketable equity securities portfolio consists mainly of publicly-traded healthcare REIT's and other blue-chip public companies held within our insurance companies.

Income taxes

The income tax provision for 2024 is $34,322,000 (an effective income tax rate of 25.2%).

Non-GAAP Financial Presentation

The Company is providing certain non-GAAP financial measures as the Company believes that these figures are helpful in allowing investors to more accurately assess the ongoing nature of the Company's operations and measure the Company's performance more consistently across periods. Therefore, the Company believes this information is meaningful in addition to the information contained in the GAAP presentation of financial information. The presentation of this additional non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Specifically, the Company believes the presentation of non-GAAP financial information that excludes the unrealized gains or losses on our marketable equity securities, stock-based compensation expense, gains on sale of property and equipment, operating results for start-up healthcare operations not at full capacity, acquisition related expenses, the recognition of the employee retention credit, and gains on sales of unconsolidated companies is helpful in allowing investors to assess the Company's operations more accurately.

The table below provides reconciliations of GAAP to non-GAAP items (*dollars in thousands, except per share data*):

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income attributable to National HealthCare Corporation.	$120,015	$101,927	$ 66,798
Non-GAAP adjustments:			
Unrealized gains on marketable equity securities	(22,344)	(30,958)	(14,944)
Stock-based compensation expense	4,399	4,160	2,782
Gain on sale of property and equipment	(3,606)	—	(6,230)
Operating results for newly-opened operations not at full capacity	—	130	2,359
Acquisition-related expenses.	—	3,266	—
Employee retention credit	—	(9,445)	—
Gain on sale of unconsolidated company	—	(1,024)	—
Income tax expense on non-GAAP adjustments	5,603	8,806	4,169
Non-GAAP Net Income	$104,067	$ 76,862	$ 54,934
GAAP diluted earnings per share	$ 7.67	$ 6.53	$ 4.34
Non-GAAP adjustments:			
Unrealized gains on marketable equity securities	(1.43)	(1.98)	(0.97)
Stock-based compensation expense	0.28	0.28	0.18
Gain on sale of property and equipment	(0.23)	—	(0.42)
Operating results for newly-opened operations not at full capacity	—	0.01	0.15
Acquisition-related expenses.	—	0.21	—
Employee retention credit	—	(0.61)	—
Gain on sale of unconsolidated company	—	(0.07)	—
Income tax expense on non-GAAP adjustments	0.36	0.56	0.27
Non-GAAP diluted earnings per share	$ 6.65	$ 4.93	$ 3.55

Liquidity, Capital Resources and Financial Condition

Sources and Uses of Funds

Our primary sources of cash include revenues from the operations of our healthcare operations, management and accounting services, rental income, and investment income. Our primary uses of cash include salaries, wages and other operating costs of our healthcare operations, the cost of additions to and acquisitions of real property, facility rent expenses, and dividend distributions. These sources and uses of cash are reflected in our consolidated statements of cash flows and are discussed in further detail below.

The following is a summary of our sources and uses of cash flows *(dollars in thousands)*:

	Year Ended		One Year Change		Year Ended		One Year Change	
	12/31/25	12/31/24	$	%	12/31/24	12/31/23	$	%
Cash, cash equivalents, restricted cash, and restricted cash equivalents at beginning of period	$ 96,922	$ 125,968	$ (29,046)	(23.1)%	$ 125,968	$ 74,865	$ 51,103	68.3%
Cash provided by operating activities	185,078	107,303	77,775	72.5	107,303	111,216	(3,913)	(3.5)
Cash used in investing activities	(33,858)	(236,693)	202,835	85.7	(236,693)	(17,568)	(219,125)	(1,247.3)
Cash (used in) / provided by financing activities	(135,955)	100,344	(236,299)	(235.5)	100,344	(42,545)	142,889	335.9
Cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period	$ 112,187	$ 96,922	$ 15,265	15.7%	$ 96,922	$125,968	$ (29,046)	(23.1)%

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2025 was $185,078,000 as compared to $107,303,000 and $111,216,000 for the years ended December 31, 2024 and 2023, respectively. Cash provided by operating activities consisted of net income of $122,606,000 and adjustments for non–cash items of $30,244,000. There was cash provided by working capital needs in the amount of $33,395,000 for the year ended December 31, 2025. In 2024, there was cash used for working capital in the amount of $25,717,000.

Included in the adjustments for non-cash items are depreciation expense, equity in earnings of unconsolidated investments, unrealized gains on our marketable equity securities, gain on the sale of property and equipment, deferred taxes, and stock compensation.

Investing Activities

Net cash used in investing activities totaled $33,858,000 for the year ended December 31, 2025, as compared to $236,693,000 and $17,568,000 for the years ended December 31, 2024 and 2023, respectively. Cash used for property and equipment additions was $36,446,000, $27,600,000, and $27,901,000 for the years ended December 31, 2025, 2024 and 2023, respectively. For the year ended December 31, 2025, we contributed capital of $5,629,000 for two joint venture, multi-family developments that are under construction in Nashville, Tennessee compared to $14,298,000 for the same period in the prior year. Proceeds from the sale of marketable securities, net of purchases, resulted in cash proceeds of $7,705,000, $16,913,000, and $17,895,000 in 2025, 2024, and 2023, respectively.

On August 1, 2024, the acquisition of White Oak Senior Living resulted in cash used of $215,896,000. In January 2024, the Company sold its ownership interest in a homecare agency resulting in proceeds from the sale of $2,100,000.

Financing Activities

Net cash used in financing activities totaled $135,955,000 for the year ended December 31, 2025. Net cash provided by financing activities totaled $100,344,000 for the year ended December 31, 2024. Net cash used in financing activities totaled $42,545,000 for the year ended December 31, 2023. Cash used to pay down the outstanding principal balance of our long-term debt was $97,000,000 and $13,000,000 for the years ended December 31, 2025 and 2024, respectively. Dividends paid to common stockholders was $38,704,000, $36,964,000, and $35,560,000 for the years ended December 31, 2025, 2024 and 2023, respectively. Proceeds from the issuance of common stock totaled $14,214,000, $14,268,000, and $313,000 for 2025, 2024 and 2023, respectively. We repurchased common shares outstanding in the amount of $14,730,000, $13,502,000, and $2,482,000 for the years ended December 31, 2025, 2024, and 2023, respectively.

In 2024, the funding for the White Oak acquisition was provided by the Company's cash on hand and borrowings under the credit facility of $150,000,000.

Short–term liquidity

We expect to meet our short–term liquidity requirements primarily from our cash flows from operating activities. In addition to cash flows from operations, we have current cash on hand of $92,829,000 and unrestricted marketable equity securities of $162,972,000. We also have unencumbered real estate and the borrowing capacity on our $50 million available line of credit. We believe these various resources are adequate to meet our contractual obligations and growth and development plans in the next twelve months.

Long–term liquidity

We expect to meet our long–term liquidity requirements primarily from our cash flows from operating activities, our current cash on hand of $92,829,000, our unrestricted marketable equity securities of $162,972,000, and our borrowing capacity on the $50 million available line of credit. We also have substantial value in our unencumbered real estate assets, which could potentially be used as collateral in future borrowing opportunities.

Our ability to meet our long–term contractual obligations and to finance our operating requirements, growth and development plans will depend upon our future performance. Our future performance will be affected by business, economic, financial and other factors, including potential changes in state and federal government payment rates for health care, customer demand, success of our marketing efforts, pressures from competitors, and the state of the economy, including the state of financial and credit markets, as well as many unforeseen factors.

Contingencies

See Note 16 to the consolidated financial statements for additional information on pending litigation and other contingencies.

Guarantees

At December 31, 2025, we have no agreements to guarantee the debt obligations of other parties.

We have no outstanding letters of credit. We may or may not in the future elect to use financial derivative instruments to hedge interest rate exposure in the future. At December 31, 2025, we did not participate in any such financial instruments.

New Accounting Pronouncements

See Note 1 to the consolidated financial statements for the impact of any new accounting standards.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and cause our reported net income to vary significantly from period to period.

Our critical accounting policies that are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments are as follows:

Net Patient Revenues and Accounts Receivable

Net patient revenues are derived from services rendered to patients for skilled and intermediate nursing, rehabilitation therapy, assisted living and independent living, home health care services, hospice services and behavioral health services. Net patient revenue is reported at the amount that reflects the consideration to which the

Company expects to be entitled in exchange for providing patient services. These amounts are due from patients, governmental programs, and other third-party payors, and include variable consideration for retroactive revenue adjustments due to settlement of audits, reviews, and investigations.

The Company recognizes revenue as its performance obligations are completed. Routine services are treated as a single performance obligation satisfied over time as services are rendered. These routine services represent a bundle of services that are not capable of being distinct. The performance obligations are satisfied over time as the patient simultaneously receives and consumes the benefits of the healthcare services provided. Additionally, there may be ancillary services which are not included in the daily rates for routine services, but instead are treated as separate performance obligations satisfied at a point in time when those services are rendered. Contract liabilities are recorded for payments the Company receives in which performance obligations have not been completed.

The Company determines the transaction price based on established billing rates reduced by explicit price concessions provided to third party payors. Explicit price concessions are based on contractual agreements and historical experience. The Company considers the patient's ability and intent to pay the amount of consideration upon admission. Credit losses are recorded as bad debt expense, which is included as a component of other operating expenses in the consolidated statements of operations.

Accrued Risk Reserves

We are self–insured for risks related to workers' compensation and general and professional liability insurance. We have two wholly–owned limited purpose insurance companies that insure risks related to workers' compensation and general and professional liability insurance claims. The accrued risk reserves include a liability for reported claims and estimates for incurred but unreported claims. Our policy is to engage an external, independent actuary to assist in estimating our exposure for claims obligations (for both asserted and unasserted claims). We reassess our accrued risk reserves on a quarterly basis.

Professional liability remains an area of particular concern to us. The long-term care industry has seen an increase in personal injury/wrongful death claims based on alleged negligence by skilled nursing facilities and their employees in providing care to residents. The Company has been, and continues to be, subject to claims and legal actions that arise in the ordinary course of business, including potential claims related to patient care and treatment. A significant increase in the number of these claims, or an increase in the amounts due as a result of these claims could have a material adverse effect on our consolidated financial position, results of operations and cash flows. It is also possible that future events could cause us to make significant adjustments or revisions to these reserve estimates and cause our reported net income to vary significantly from period to period.

We are principally self-insured for incidents occurring in all centers owned or leased by us. The coverages include both primary policies and excess policies. In all years, settlements, if any, in excess of available insurance policy limits and our own reserves would be expensed by us.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Currently, our exposure to market risk relates primarily to our fixed–income and equity portfolios. These investment portfolios are exposed primarily to, but not limited to, interest rate risk, credit risk, equity price risk, and concentration risk. We also have exposure to market risk that includes our cash and cash equivalents. The Company's senior management has established comprehensive risk management policies and procedures to manage these market risks.

Interest Rate Risk

The fair values of our fixed–income investments fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases, respectively, in the fair values of those instruments. Additionally, the fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, the liquidity of the instrument and other general market conditions. At December 31, 2025, we have available for sale marketable debt securities in the amount of $123,293,000. The fixed income portfolio is comprised of investments with primarily short–term and intermediate–term maturities. The portfolio composition allows flexibility in reacting to fluctuations of interest rates. The fixed income portfolio allows our insurance company subsidiaries to achieve an adequate risk–adjusted return while maintaining sufficient liquidity to meet obligations.

Our cash and cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased. As a result of the short–term nature of our cash instruments, a hypothetical 1% change in interest rates would have minimal impact on our future earnings and cash flows related to these instruments.

Our Credit Facility exposes us to variability in interest payments due to changes in Secured Overnight Financing Rate (''SOFR'') interest rates. We manage our exposure to this interest rate risk by monitoring available financing alternatives. Our credit agreement requires principal and interest payments to be paid through maturity, pursuant to the amortization schedule.

We do not currently use any derivative instruments to hedge our interest rate exposure. We have not used derivative instruments for trading purposes and the use of such instruments in the future would be subject to approvals by the Investment Committee of the Board of Directors.

Credit Risk

Credit risk is managed by diversifying the fixed income portfolio to avoid concentrations in any single industry group or issuer and by limiting investments in securities with lower credit ratings. Corporate debt securities and asset–backed securities comprise approximately 61% of the fair value of the fixed income portfolio. At December 31, 2025, the credit quality ratings for our fixed income portfolio consisted of the following investment and non-investment grades (as a percent of fair value): 5% AAA rated, 40% AA rated, 39% A rated, 12% BBB rated, and 4% BB rated.

Equity Price and Concentration Risk

Our marketable equity securities are recorded at their fair market value based on quoted market prices. Thus, there is exposure to equity price risk, which is the potential change in fair value due to a change in quoted market prices. At December 31, 2025, the fair value of our marketable equity securities is approximately $180,169,000. Our investment in NHI comprises approximately $124,532,000, or 69.1%, of the total fair value of our marketable equity securities. We manage our exposure to NHI by closely monitoring the financial condition, performance, and outlook of the company. Hypothetically, a 10% change in quoted market prices would result in a related increase or decrease in the fair value of our equity investments of approximately $18,016,000. At December 31, 2025, our equity securities had net unrealized gains of $136,889,000. Of the total unrealized gains in our marketable equity securities, approximately $99,798,000 is related to our investment in NHI.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of National HealthCare Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of National HealthCare Corporation (the "Company") as of December 31, 2025 , the related consolidated statements of operations, comprehensive income, equity, and cash flows, for the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of Accrued Risk Reserves - General and Professional Liability Claims – Refer to Note 16 to the financial statements

Critical Audit Matter Description

The Company has retained significant self–insured risk for general and professional liability claims related to patient care and treatment. The accrued risk reserves include a liability for reported claims and estimates for projections of asserted and unasserted claims. The Company uses independent actuaries to assist management in estimating the claims obligations (for both asserted and unasserted claims) related to exposures in excess of coverage limits. Such estimates are based on many variables including historical and statistical information and other factors.

We identified the evaluation of the Company's accrued risk reserves for professional liability claims as a critical audit matter because the projection of settlement values for reported and unreported claims involves significant estimation by management. Auditing whether reserves for professional liability claims were appropriately recorded as of December 31, 2025 required a high degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimation of accrued risk reserves for professional liability claims include the following, among others:

- Tested the effectiveness of management's internal controls over the estimation of professional liability claims, including those over the projection of obligations for asserted and unasserted claims.

- Obtained and reviewed the Company's insurance policies and compared the coverage and terms to the assumptions used by management.

- Tested the underlying data that served as the basis for the actuarial analysis, including historical claims, to test that the inputs to the actuarial estimate were accurate and complete.

- With the assistance of our actuarial specialists, evaluated the methods and assumptions used by management to estimate the self-insurance reserves for general and professional liability claims by:

    - Performing a retrospective review by comparing management's prior year estimate to reported and paid losses for professional claims in the current year.

    - Developing an independent range of estimated losses for the general and professional liability reserve and comparing management's estimate to our estimated independent range.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
February 26, 2026

We have served as the Company's auditor since 2025.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of National HealthCare Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of National HealthCare Corporation (the Company) as of December 31, 2024, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 2009 to 2025.

Nashville, Tennessee
February 28, 2025

NATIONAL HEALTHCARE CORPORATION
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended December 31,		
	2025	2024	2023
Revenues:			
Net patient revenues	$ 1,469,631	$ 1,251,759	$ 1,087,614
Other revenues	48,150	46,178	53,930
Government stimulus income	—	9,445	—
Net operating revenues and stimulus income	1,517,781	1,307,382	1,141,544
Costs and expenses:			
Salaries, wages and benefits	921,080	810,930	712,344
Other operating	377,202	321,390	288,183
Facility rent	46,227	43,182	41,525
Depreciation and amortization	44,920	41,985	42,034
Total costs and expenses	1,389,429	1,217,487	1,084,086
Income from operations	128,352	89,895	57,458
Other income (expense):			
Non-operating income	18,107	19,690	16,660
Interest expense	(6,371)	(4,135)	(324)
Unrealized gains on marketable equity securities	22,344	30,958	14,944
Income before income taxes	162,432	136,408	88,738
Income tax provision	(39,826)	(34,322)	(23,450)
Net income	122,606	102,086	65,288
Net (income) loss attributable to noncontrolling interest	(2,591)	(159)	1,510
Net income attributable to National HealthCare Corporation	$ 120,015	$ 101,927	$ 66,798
Earnings per share attributable to National HealthCare Corporation stockholders:			
Basic	$ 7.76	$ 6.62	$ 4.36
Diluted	$ 7.67	$ 6.53	$ 4.34
Weighted average common shares outstanding:			
Basic	15,472,185	15,393,782	15,310,142
Diluted	15,646,338	15,598,528	15,377,343
Dividends declared per common share	$ 2.53	$ 2.42	$ 2.34

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION
Consolidated Statements of Comprehensive Income *(in thousands)*

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$122,606	$102,086	$65,288
Other comprehensive income:			
Unrealized gains on investments in marketable debt securities	3,937	909	3,434
Reclassification adjustment for realized losses on sale of marketable debt securities	660	1,388	17
Income tax expense related to items of other comprehensive income	(660)	(409)	(523)
Other comprehensive income, net of tax	3,937	1,888	2,928
Net (income) loss attributable to noncontrolling interest	(2,591)	(159)	1,510
Comprehensive income attributable to National HealthCare Corporation.	$123,952	$103,815	$69,726

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION
Consolidated Balance Sheets *(in thousands)*

	December 31,	
	2025	**2024**
Assets		
Current Assets:		
Cash and cash equivalents.	$ 92,829	$ 76,121
Restricted cash and cash equivalents, current portion	18,118	19,568
Marketable equity securities	162,972	140,064
Restricted marketable equity securities.	17,197	23,190
Restricted marketable debt securities, current portion	18,062	11,529
Accounts receivable	139,002	135,325
Inventories.	7,795	9,039
Prepaid expenses and other assets.	5,845	9,572
Total current assets	461,820	424,408
Property and Equipment:		
Property and equipment, at cost	1,308,891	1,281,736
Accumulated depreciation and amortization.	(635,094)	(597,447)
Net property and equipment	673,797	684,289
Other Assets:		
Restricted cash and cash equivalents, less current portion	1,240	1,233
Restricted marketable debt securities, less current portion.	105,231	108,275
Deposits and other assets	7,478	8,837
Operating lease – right-of-use assets.	47,778	79,167
Goodwill	170,478	170,478
Intangible assets	19,864	19,864
Investments in unconsolidated companies	38,733	27,878
Total other assets.	390,802	415,732
Total assets	$1,526,419	$1,524,429

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31,	
	2025	**2024**
Liabilities and Equity		
Current Liabilities:		
Trade accounts payable	$ 22,767	$ 25,493
Operating lease liabilities, current portion	33,611	31,841
Accrued payroll	103,917	92,719
Amounts due to third party payors	13,739	15,351
Accrued risk reserves, current portion	36,180	31,096
Other current liabilities	25,977	21,377
Dividends payable	9,941	9,420
Long-term debt due within one year	7,500	7,500
Total current liabilities	253,632	234,797
Long-term debt	32,500	129,500
Operating lease liabilities, less current portion	13,461	45,925
Accrued risk reserves, less current portion	85,415	72,520
Refundable entrance fees	6,178	6,063
Deferred income taxes	42,687	35,550
Other noncurrent liabilities	18,031	16,911
Total liabilities	451,904	541,266
Equity:		
Common stock, $.01 par value; 45,000,000 shares authorized; 15,536,427 and 15,450,003 shares, respectively, issued and outstanding	155	154
Capital in excess of par value	236,412	232,530
Retained earnings	832,984	752,193
Accumulated other comprehensive loss	(779)	(4,716)
Total National HealthCare Corporation stockholders' equity	1,068,772	980,161
Noncontrolling interest	5,743	3,002
Total equity	1,074,515	983,163
Total liabilities and equity	$1,526,419	$1,524,429

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash Flows From Operating Activities:			
Net income	$ 122,606	$ 102,086	$ 65,288
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	44,920	41,985	42,034
Equity in earnings of unconsolidated investments	(218)	(589)	(2,015)
Distributions from unconsolidated investments	616	512	470
Unrealized gains on marketable equity securities	(22,344)	(30,958)	(14,944)
(Gains) losses on sale of marketable securities	(1,167)	(1,093)	667
Gain on sale of unconsolidated company	—	(1,024)	—
Gain on sale of property and equipment	(3,606)	—	(6,230)
Deferred income taxes	6,477	17,941	5,768
Stock–based compensation	4,399	4,160	2,782
Changes in operating assets and liabilities:			
Accounts receivable	(3,677)	(26,441)	(8,559)
Inventories	1,244	(599)	(298)
Prepaid expenses and other assets	4,574	6,283	(669)
Operating lease obligations	695	273	(1,244)
Trade accounts payable	(2,726)	6,299	2,236
Accrued payroll	11,198	4,951	11,600
Amounts due to third party payors	(1,612)	(3,018)	1,738
Accrued risk reserves	17,979	357	790
Other current liabilities	4,600	(3,349)	5,376
Other noncurrent liabilities	1,120	(10,473)	6,426
Net cash provided by operating activities	185,078	107,303	111,216
Cash Flows From Investing Activities:			
Purchases of property and equipment	(36,446)	(27,600)	(27,901)
Acquisition of White Oak Manor, net of cash acquired	—	(215,896)	—
Investments in unconsolidated companies	(5,629)	(14,298)	(4,661)
Purchases of marketable securities	(65,188)	(35,057)	(29,501)
Sale of marketable securities	72,893	51,970	47,396
Collections of (investments in) notes receivable	512	(9)	(201)
Acquisition of other businesses, net of cash acquired	—	2,097	(2,700)
Proceeds from sale of assets	—	2,100	—
Net cash used in investing activities	(33,858)	(236,693)	(17,568)
Cash Flows From Financing Activities:			
Borrowings under credit facility	—	150,000	—
Repayments under credit facility	(97,000)	(13,000)	—
Dividends paid to common stockholders	(38,704)	(36,964)	(35,560)
Issuance of common shares	14,214	14,268	313
Repurchase of common shares	(14,730)	(13,502)	(2,482)
Noncontrolling interest contributions	150	1,115	—
Entrance fee deposits (refunds)	115	(313)	169
Debt issuance costs	—	(400)	—
Principal payments under finance lease obligations	—	(860)	(4,985)
Net cash (used in) / provided by financing activities	(135,955)	100,344	(42,545)

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

	Year Ended December 31,		
	2025	2024	2023
Net Increase (Decrease) in Cash, Cash Equivalents, Restricted Cash, and Restricted Cash Equivalents	15,265	(29,046)	51,103
Cash, Cash Equivalents, Restricted Cash, and Restricted Cash Equivalents, Beginning of Period	96,922	125,968	74,865
Cash, Cash Equivalents, Restricted Cash, and Restricted Cash Equivalents, End of Period	$112,187	$ 96,922	$125,968
Balance Sheet Classifications:			
Cash and cash equivalents	$ 92,829	$ 76,121	$107,076
Restricted cash and cash equivalents	19,358	20,801	18,892
Total Cash, Cash Equivalents, Restricted Cash, and Restricted Cash Equivalents	$112,187	$ 96,922	$125,968
Supplemental Information:			
Cash payments for interest	$ 7,030	$ 3,416	$ 290
Cash payments for income taxes	$ 24,719	$ 17,525	$ 14,571

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NATIONAL HEALTHCARE CORPORATION
Consolidated Statements of Equity
(in thousands, except for share and per share amounts)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Non-controlling Interest	Total Equity
	Shares	Amount					
Balance at January 1, 2023	15,357,746	$153	$226,991	$656,664	$(9,532)	$ 3,238	$ 877,514
Net income	—	—	—	66,798	—	(1,510)	65,288
Other comprehensive loss	—	—	—	—	2,928	—	2,928
Stock–based compensation	—	—	2,782	—	—	—	2,782
Shares sold – options exercised	37,264	—	313	—	—	—	313
Repurchase of common shares	(44,349)	—	(2,482)	—	—	—	(2,482)
Dividends declared to common stockholders ($2.34 per share)	—	—	—	(35,863)	—	—	(35,863)
Balance at January 1, 2024	15,350,661	$153	$227,604	$687,599	$(6,604)	$ 1,728	$ 910,480
Net income	—	—	—	101,927	—	159	102,086
Contributions attributable to noncontrolling interest	—	—	—	—	—	1,115	1,115
Other comprehensive income	—	—	—	1,888	—	1,888	
Stock–based compensation	—	—	4,160	—	—	—	4,160
Shares sold – options exercised	232,493	1	14,268	—	—	—	14,269
Repurchase of common shares	(133,151)	—	(13,502)	—	—	—	(13,502)
Dividends declared to common stockholders ($2.42 per share)	—	—	—	(37,333)	—	—	(37,333)
Balance at January 1, 2025	15,450,003	$154	$232,530	$752,193	$(4,716)	$ 3,002	$ 983,163
Net income	—	—	—	120,015	—	2,591	122,606
Contributions attributable to noncontrolling interest	—	—	—	—	—	150	150
Other comprehensive income	—	—	—	—	3,937	—	3,937
Stock–based compensation	—	—	4,399	—	—	—	4,399
Shares sold – options exercised	213,762	1	14,213	—	—	—	14,214
Repurchase of common shares	(127,338)	—	(14,730)	—	—	—	(14,730)
Dividends declared to common stockholders ($2.53 per share)	—	—	—	(39,224)	—	—	(39,224)
Balance at December 31, 2025	15,536,427	$155	$236,412	$832,984	$ (779)	$ 5,743	$1,074,515

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

National HealthCare Corporation ("NHC" or "the Company") operates, manages or provides services to skilled nursing facilities, assisted living facilities, independent living facilities, home health care agencies, hospice agencies, and behavioral health hospitals located in 9 Southeastern and Midwestern states in the United States. The most significant part of our business relates to skilled and intermediate nursing care settings in which we also provide assisted living and retirement services, rehabilitative therapy services, memory and Alzheimer's care services, home health and hospice services, and behavioral health services. In addition, we provide insurance services, management and accounting services, and we lease properties to operators of skilled nursing and assisted living facilities. The health care environment has continually undergone changes with regard to federal and state reimbursement programs and other payor sources, compliance regulations, competition among other health care providers and patient care litigation issues. We continually monitor these industry developments as well as other factors that affect our business.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements, which are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), include our wholly owned and controlled subsidiaries and affiliates. All significant intercompany transactions and balances have been eliminated in consolidation. The Company presents noncontrolling interest within the equity section of its consolidated balance sheets. The Company presents the amount of consolidated net income that is attributable to NHC and the noncontrolling interest in its consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could cause our reported net income to vary significantly from period to period.

Net Patient Revenues and Accounts Receivable

Net patient revenues are derived from services rendered to patients for skilled and intermediate nursing, rehabilitation therapy, assisted living and independent living, home health care services, hospice services, and behavioral health services. Net patient revenue is reported at the amount that reflects the consideration to which the Company expects to be entitled in exchange for providing patient services. These amounts are due from patients, governmental programs, and other third-party payors, and include variable consideration for retroactive revenue adjustments due to settlement of audits, reviews, and investigations.

The Company recognizes revenue as its performance obligations are completed. Routine services are treated as a single performance obligation satisfied over time as services are rendered. These routine services represent a bundle of services that are not capable of being distinct. The performance obligations are satisfied over time as the patient simultaneously receives and consumes the benefits of the healthcare services provided. Additionally, there may be ancillary services which are not included in the daily rates for routine services, but instead are treated as separate performance obligations satisfied at a point in time when those services are rendered.

We determine the transaction price based on contractually agreed-upon amounts or rates, adjusted for estimates of variable consideration, such as implicit price concessions. We utilize the expected value method to determine the amount of variable consideration that should be included to arrive at the transaction price, using contractual agreements and historical reimbursement experience within each payor type. We constrain the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future. If actual amounts of consideration ultimately received differ from our estimates, we adjust these estimates, which would affect net revenue in the period such variances become known.

Other Revenues

Other revenues include revenues from the provision of insurance services to other healthcare providers, management and accounting services to other long–term care providers, and rental income. Our insurance revenues consist of premiums that are generally paid in advance and then amortized into income over the policy period. We charge for management services based on a percentage of net revenues. We charge for accounting services based on a monthly fee or a fixed fee per bed of the healthcare center under contract. We record other revenues as the performance obligations are satisfied based on the terms of our contractual arrangements.

We recognize rental income based on the terms of our operating leases. Under certain of our leases, we receive variable rent, which is based on the increase in revenues of a lessee over a base year. We recognize variable rent annually or monthly, as applicable, when the actual revenue of the lessee is earned.

Government Grants

We account for government grants in accordance with International Accounting Standard ("IAS") 20, *Accounting for Government Grants and Disclosure of Government Assistance*, and as such, we recognize grant income on a systematic basis in line with the recognition of specific expenses and lost revenues for which the grants are intended to compensate.

For the year ended December 31, 2024, all conditions related to the Employee Retention Credit ("ERC") were met and the credit was recognized as government grant income. The ERC was established by the CARES Act and intended to help businesses retain their workforce and avoid layoffs during the pandemic. The ERC provided a per employee credit to eligible businesses based on a percentage of qualified wages and health insurance benefits paid to employees. The qualified wages and health insurance benefits paid by the Company were related to the second, third and fourth quarters of 2020.

Segment Reporting

In accordance with the provisions of Accounting Standards Codification ("ASC") 280, *Segment Reporting*, the Company is required to report financial and descriptive information about its reportable operating segments. The Company has two reportable operating segments: (1) inpatient services, which includes the operation of skilled nursing facilities, assisted and independent living facilities, and behavioral health hospitals, and (2) homecare and hospice services. The Company also reports an "all other" category that includes revenues from rental income, management and accounting services fees, insurance services, and costs of the corporate office. See Note 5 for further disclosure of the Company's operating segments.

Other Operating Expenses

Other operating expenses include the costs of care and services that we provide to the residents of our facilities and the costs of maintaining our facilities. Our primary patient care costs include drugs, medical supplies, purchased professional services, food, and professional liability insurance and licensing fees. The primary facility costs include utilities and property insurance.

In 2025, we contributed land to a newly-formed limited liability company resulting in an equity interest in the new entity. The fair value of the land contributed to the new entity was $5,625,000. The related cost basis of the contributed land was $2,019,000, which resulted in a gain of $3,606,000. The gain has been included as a reduction of "other operating expenses" in the consolidated financial statement of operations.

General and Administrative Costs

With the Company being a healthcare provider, the majority of our expenses are "cost of revenue" items. Costs that could be classified as "general and administrative" by the Company would include its corporate office costs, excluding stock-based compensation and incentive compensation, which were $27,498,000, $26,236,000, and $21,412,000 for the years ended December 31, 2025, 2024, and 2023, respectively.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Restricted Cash and Cash Equivalents and Restricted Marketable Securities

Restricted cash and cash equivalents and restricted marketable securities represent assets that are primarily held by our wholly owned limited purpose insurance companies for workers' compensation and professional liability claims.

Investments in Marketable Securities and Restricted Marketable Securities

Our investments in marketable equity securities are carried at fair value with the changes in unrealized gains and losses recognized in our results of operations at each measurement date. Our investments in marketable debt securities are classified as available for sale securities and carried at fair value with the unrealized gains and losses recognized through accumulated other comprehensive income/loss at each measurement date. For available for sale debt securities in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of the amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's cost basis is written down to fair value through our results of operations. For debt securities that do not meet the aforementioned criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. If a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Realized gains and losses from securities are recognized in results of operations upon disposition of the securities using the specific identification method on a trade date basis.

Inventories

Inventories consist generally of food and supplies and are valued at the lower of cost or market, with cost determined on a first–in, first–out (FIFO) basis.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight–line method over the expected useful lives of the assets estimated as follows: buildings and improvements, 20–40 years and equipment and furniture, 3–15 years. Leasehold improvements are amortized over periods that do not exceed the non–cancelable respective lease terms using the straight–line method.

Expenditures for repairs and maintenance are charged to expense as incurred. Betterments, which significantly extend the useful life, are capitalized. We remove the costs and related allowances for accumulated depreciation or amortization from the accounts for properties sold or retired, and any resulting gains or losses are included in income.

In accordance with ASC Topic 360, *Property, Plant, and Equipment*, we evaluate the recoverability of the carrying values of our properties on a property-by-property basis. We review our properties for recoverability when events or circumstances, including significant physical changes in the property, significant adverse changes in general economic conditions, and significant deteriorations of the underlying cash flows of the property, indicate that the carrying amount of the property may not be recoverable. The need to recognize impairment is based on estimated future undiscounted cash flows from a property over the remaining useful life compared to the carrying value of that property. If recognition of impairment is necessary, it is measured as the amount by which the carrying amount of the property exceeds the estimated fair value of the property.

Investments in Unconsolidated Companies

We use the equity method to account for our investments in joint ventures in which we have the ability to exercise significant influence. Original investments in these entities are recorded at cost and subsequently adjusted by our share of equity in income or losses. As of December 31, 2025, the majority of our investments in unconsolidated companies relates to a multi-family development that is under construction in Franklin, Tennessee, in which we own a 55% non-controlling interest.

Business Combinations

We account for transactions that represent business combinations using the acquisition method of accounting in accordance with FASB ASC Topic 805, *Business Combinations* (Topic 805). Acquisitions are accounted for as purchases and are included in our consolidated financial statements from their respective acquisition dates. Assets acquired and liabilities assumed, if any, are measured at fair value on the acquisition date using the appropriate valuation method. Such fair values that are not finalized for reporting periods following the acquisition date are estimated and recorded as provisional amounts during the measurement period. The measurement period is defined as the date through which all information required to identify and measure the consideration transferred, the assets acquired, the liabilities assumed and any noncontrolling interests has been obtained, limited to one year from the acquisition date.

Goodwill generated from business combinations is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed. In determining the fair value of identifiable assets, we use various valuation techniques. These valuation methods require us to make estimates and assumptions surrounding projected revenues and costs, future growth, and discount rates

Long-Term Leases

The Company's lease portfolio primarily consists of operating real estate leases for certain skilled nursing facilities, assisted and independent living facilities, homecare and hospice offices, and pharmacy warehouses. The original terms of the leases typically range from two to fifteen years. Several of the real estate leases include renewal options which vary in length and may not include specific rent renewal amounts. We determine if an arrangement is a lease at inception of a contract. We determine the lease term by assuming exercise of renewal options that are reasonably certain.

The Company records right-of-use assets and liabilities for non-cancelable real estate operating leases with original or remaining lease terms in excess of one year. Leases with a lease term of 12 months or less at inception are not recorded and are expensed on a straight-line basis over the lease term. We recognize lease components and non-lease components together and not as separate parts of a lease for real estate leases.

Operating lease right-of-use assets and liabilities are recorded at the present value of the lease payments over the lease term. The present value of the lease payments are discounted using the incremental borrowing rate associated with each lease. The variable components of the lease payment that fluctuate with the operations of a health facility are not included in determining the right-of-use assets and lease liabilities. Rather, these variable components are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. We perform our annual goodwill impairment assessment on the first day of the fourth quarter. Tests are performed more frequently if events occur, or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. In accordance with ASC Topic 350, *Intangibles - Goodwill and Other* ("ASC 350"), the guidance provides the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, based on a review of qualitative factors, it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company performs a goodwill impairment test by comparing the carrying value of each reporting unit to its respective fair value. The Company determines the estimated fair value of each reporting unit using a discounted cash flow analysis. The fair value of the reporting unit is implied fair value of goodwill. In the event a reporting unit's carrying value exceeds its fair value, an impairment loss will be recognized. An impairment loss is measured by the difference between the carrying value of the reporting unit and its fair value. The Company elected to perform a qualitative assessment during both fiscal years 2025 and 2024 and determined for both periods that no indicators of impairment existed.

The Company's indefinite-lived intangible assets consist of trade names and certificates of need and licenses. The Company reviews indefinite-lived intangible assets for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount of the intangible asset is below its carrying amount.

Accrued Risk Reserves

We are self–insured for risks related to workers' compensation and general and professional liability insurance. We have two wholly–owned limited purpose insurance companies that insure these risks. Accrued risk reserves represent the accrual for risks associated with workers' compensation and professional liability claims. The accrued risk reserves include a liability for unpaid reported claims and estimates for incurred but unreported claims. Our policy with respect to a significant portion of our workers' compensation and professional and general liability claims is to use an actuary to assist management in estimating our exposure for claims obligation (for both asserted and unasserted claims). We reassess our accrued risk reserves on a quarterly basis, with changes in estimated losses being recorded in the consolidated statements of operations in the period first identified.

Other Current Liabilities

Other current liabilities primarily represent accruals for current federal and state income taxes, real estate taxes and other current liabilities.

Continuing Care Contracts and Refundable Entrance Fees

We have continuing care retirement centers (''CCRC'') within our operations. Residents may enter into continuing care contracts with us.

Non-refundable fees are included as a component of the transaction price and are amortized into revenue over the actuarially determined remaining life of the resident, which is the expected period of occupancy by the resident. We pay the refundable portion of our entry fees to residents when they relocate from our community and the apartment is re-occupied. Refundable entrance fees are not included as part of the transaction price and are classified as refundable entrance fees in the Company's consolidated balance sheets. The balances of refundable entrance fees as of December 31, 2025 and December 31, 2024 were $6,178,000 and $6,063,000, respectively.

We annually estimate the present value of the net cost of future services and the use of facilities to be provided to the current CCRC residents and compare that amount with the balance of non–refundable deferred revenue from entrance fees received. If the present value of the net cost of future services exceeds the related anticipated revenues, a liability is recorded (obligation to provide future services) with a corresponding charge to income. The obligation to provide future services is included in other noncurrent liabilities in the Company's consolidated balance sheets. At December 31, 2025 and 2024, we have recorded a future service obligation in the amounts of $1,482,000 and $1,474,000, respectively.

Other Noncurrent Liabilities

Other noncurrent liabilities include reserves primarily related to various uncertain income tax positions, deferred revenue, and obligations to provide services to our CCRC residents. Deferred revenue includes the deferred gain on the sale of assets to National Health Corporation (''National'') and the non-refundable portion of CCRC entrance fees being amortized over the remaining life expectancies of the residents.

Income Taxes

We utilize ASC Topic 740, *Income Taxes*, which requires an asset and liability approach for financial accounting and reporting for income taxes. Under this guidance, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 12 for further discussion of our accounting for income taxes.

Also, under ASC Topic 740, *Income Taxes*, tax positions are evaluated for recognition using a more–likely–than–not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Liabilities for income tax matters include amounts for income taxes, applicable penalties, and interest thereon and are the result of the potential alternative interpretations of tax laws and the judgmental nature of the timing of recognition of taxable income.

Noncontrolling Interest

The noncontrolling interest in a subsidiary is presented within total equity in the Company's consolidated balance sheets. The Company presents the noncontrolling interest and the amount of consolidated net income attributable to NHC in its consolidated statements of operations. The Company's earnings per share is calculated based on net income attributable to NHC's stockholders. The carrying amount of the noncontrolling interest is adjusted based on an allocation of the subsidiary earnings, contributions, and distributions.

Stock–Based Compensation

Stock–based awards granted include stock options, restricted stock units, and stock purchased under our employee stock purchase plan. Stock–based compensation cost is measured at the grant date, based on the fair value of the awards, and is recognized as expense over the requisite service period only for those equity awards expected to vest.

The fair value of the restricted stock units is determined based on the stock price on the date of grant. We estimated the fair value of stock options and stock purchased under our employee stock purchase plan using the Black–Scholes model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant, we use the expected term of the grant, the expected volatility of the price of our common stock, risk–free interest rates and expected dividend yield of our common stock. The fair value is amortized on a straight–line basis over the requisite service periods of the awards.

Comprehensive Income

ASC Topic 220, *Comprehensive Income,* requires that changes in the amounts of certain items, including unrealized gains and losses on marketable debt securities, be shown in the consolidated financial statements as comprehensive income. We report comprehensive income in the consolidated statements of comprehensive income and also in the consolidated statements of stockholders' equity.

Concentration of Credit Risks

Our credit risks primarily relate to cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, marketable securities, and restricted marketable securities. Cash and cash equivalents are primarily held in bank accounts and overnight investments. Restricted cash and cash equivalents are primarily invested in commercial paper and certificates of deposit with financial institutions and other interest-bearing accounts. Accounts receivable consist primarily of amounts due from patients (funded through Medicare, Medicaid, other contractual programs and through private payors) and from other health care companies for management, accounting and other services. We perform continual credit evaluations of our clients and maintain appropriate allowances for doubtful accounts on any accounts receivable proving uncollectible, and continually monitor and adjust these allowances as necessary. Marketable securities and restricted marketable securities are held primarily in accounts with brokerage institutions.

At any point in time we have funds in our operating accounts and restricted cash accounts that are with third party financial institutions. These balances in the U.S. may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. While we monitor the cash balances in our operating accounts, these cash and restricted cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets.

Our financial instruments are subject to the possibility of loss of the carrying values as a result of the failure of other parties to perform according to their contractual obligations. We evaluate the need to provide reserves for potential credit losses on our financial instruments based on management's periodic review of the portfolio on an instrument-by-instrument basis.

Recently Adopted Accounting Guidance

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09 "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*," which requires companies to disclose disaggregated jurisdictional and categorical information for the tax rate reconciliation, income taxes paid and other income tax related amounts. ASU 2023-09 is effective for annual periods beginning with the Company's fiscal year 2025, with early adoption permitted and may be applied prospectively or retrospectively to prior periods. The Company has adopted the standard prospectively and has included the appropriate disclosures in our notes to the financial statements.

Recent Accounting Guidance Not Yet Adopted

In October 2023, the FASB issued ASU 2023-06, "*Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative,*" which amends U.S. GAAP to include certain disclosure requirements that are currently required under SEC Regulation S-X or Regulation S-K. Each amendment will be effective on the date on which the SEC removes the related disclosure requirement from SEC Regulation S-X or Regulation S-K. The adoption is not expected to have a material impact on the Company's financial statements as these requirements were previously incorporated under the SEC Regulations.

In November 2024, the FASB issued ASU 2024-03 "*Disaggregation of Income Statement Expenses,*" which requires the Company to disaggregate key expense categories such as employee compensation and depreciation within its financial statements. ASU 2024-03 is effective for annual periods beginning with the Company's fiscal year 2027, and interim periods with the Company's fiscal year 2028, with early adoption permitted. We are currently evaluating the impact this ASU will have on the company's financial statements and related disclosures.

Reclassifications

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year financial statements.

Note 2 – Net Patient Revenues

The Company disaggregates revenue from contracts with customers by service type and by payor.

Revenue by Service Type

The Company's net patient services can generally be classified into the following two categories: (1) inpatient services, which includes the operation of skilled nursing facilities, assisted and independent living facilities, and behavioral health hospitals, and (2) homecare and hospice services *(in thousands)*.

	Year Ended December 31,		
	2025	**2024**	**2023**
Inpatient services	$1,315,545	$1,111,300	$ 956,077
Homecare and hospice services	154,086	140,459	131,537
Total net patient revenues	$1,469,631	$1,251,759	$1,087,614

For inpatient and hospice services, revenue is recognized on a daily basis as each day represents a separate contract and performance obligation. For homecare, revenue is recognized when services are provided based on the number of days of service rendered in the period of care or on a per-visit basis. Typically, patients and third-party payors are billed monthly after services are performed or the patient is discharged, and payments are due based on contract terms.

As our performance obligations relate to contracts with a duration of one year or less, the Company is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. The Company has minimal unsatisfied performance obligations at the end of the reporting period as our patients are typically under no obligation to remain admitted in our facilities or under our care. As the period between the time of service and time of payment is typically one year or less, the Company did not adjust for the effects of a significant financing component.

Revenue by Payor

Certain groups of patients receive funds to pay the cost of their care from a common source. The following table sets forth sources of net patient revenues for the periods indicated:

	Year Ended December 31,		
Source	**2025**	**2024**	**2023**
Medicare	31%	33%	34%
Managed Care	12%	10%	10%
Medicaid	30%	29%	30%
Private Pay and Other	27%	28%	26%
Total	100%	100%	100%

Medicare covers skilled nursing services for beneficiaries who require nursing care and/or rehabilitation services following a hospitalization of at least three consecutive days. For each eligible day a Medicare beneficiary is in a skilled nursing facility, Medicare pays the facility a daily payment, subject to adjustment for certain factors such as a wage index in the geographic area. The payment covers all services provided by the skilled nursing facility for the beneficiary that day, including room and board, nursing, therapy and drugs, as well as an estimate of capital–related costs to deliver those services.

For homecare services, Medicare pays based on the acuity level of the patient and based on periods of care. A period of care is defined as a length of care up to 30 days with multiple continuous periods allowed. The services covered by the payment include all disciplines of care, in addition to medical supplies, within the scope of the home health benefit.

For hospice services, Medicare pays a daily rate to cover the hospice's costs for providing services included in the patient care plan. Medicare makes daily payments based on 1 of 4 levels of hospice care. All hospice care and services offered to patients and their families must follow an individualized written plan of care that meets the patient's needs.

Our hospice service revenue is subject to certain limitations on payments from Medicare. We are subject to an inpatient cap limit and an overall Medicare payment cap for each provider number. We monitor these caps on a provider-by-provider basis and estimate amounts due back to Medicare if we estimate a cap has been exceeded. If applicable, we record these cap adjustments as a reduction to revenue.

Medicaid is operated by individual states with the financial participation of the federal government. The states in which we operate currently use prospective cost–based reimbursement systems. Under cost–based reimbursement systems, the skilled nursing facility is reimbursed for the reasonable direct and indirect allowable costs it incurred in a base year in providing routine resident care services as defined by the program.

Private pay, managed care, and other payment sources include commercial insurance, individual patient funds, managed care plans and the Veterans Administration. Private paying patients, private insurance carriers and the Veterans Administration generally pay based on the healthcare center's charges or specifically negotiated contracts. For private pay patients in skilled nursing, assisted living and independent living facilities, the Company bills for room and board charges, with the remittance being due on receipt of the statement and generally by the 10th day of the month the services are performed.

Certain managed care payors for homecare services pay on a per-visit basis. This revenue is recorded on an accrual basis based upon the date of services at amounts equal to its established or estimated per-visit rates.

State Relief Supplemental Funding

The Company received supplemental Medicaid payments from various states. The funding generally incorporates specific use requirements primarily for direct patient care including labor related expenses or various patient care related expenses. We have recorded $7,246,000, $12,749,000 and $20,214,000 in net patient revenues for these supplemental Medicaid payments for the years ended December 31, 2025, 2024, and 2023, respectively.

Third Party Payors

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Noncompliance with such laws and regulations can be subject to regulatory actions including fines, penalties, and exclusion from the Medicare and Medicaid programs. We believe that we are following all applicable laws and regulations.

Medicare and Medicaid program revenues, as well as certain Managed Care program revenues, are subject to audit and retroactive adjustment by government representatives or their agents. Settlements with third-party payors for retroactive adjustments due to audits, reviews or investigations are considered variable consideration and are included in the determination of the estimated transaction price for providing patient care. These settlements are estimated based on the terms of the payment agreement with the payor, correspondence from the payor and the Company's historical settlement activity, including an assessment to ensure that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the retroactive adjustment is subsequently resolved. Estimated settlements are adjusted in future periods as adjustments become known, or as years are settled or are no longer subject to such audits, reviews, and investigations. We believe that any differences between the net revenues recorded, and final determination will not materially affect the consolidated financial statements. We have made provisions of approximately $13,739,000 and $15,351,000 as of December 31, 2025 and 2024, respectively, for various Medicare, Medicaid, and Managed Care claims reviews and current and prior year cost reports.

Note 3 – Other Revenues

Other revenues are outlined in the table below. Revenues from rental income include health care real estate properties owned by us and leased to third party operators. Revenues from management and accounting services include fees provided to manage and provide accounting services to other healthcare operators. Revenues from insurance services include premiums for workers' compensation and professional liability insurance policies that our wholly owned insurance subsidiaries have written for certain healthcare operators to which we provide management or accounting services. "Other" revenues include miscellaneous health care related earnings *(in thousands)*.

	Year Ended December 31,		
	2025	**2024**	**2023**
Rental income	$24,966	$24,042	$23,926
Management and accounting service fees	18,185	17,237	18,544
Insurance services	3,405	3,344	3,857
Other	1,594	1,555	1,373
Gain on sale of property and equipment	—	—	6,230
Total other revenues	$48,150	$46,178	$53,930

Rental Income

The Company leases real estate assets consisting of skilled nursing facilities and assisted living facilities to third party operators. Additionally, we sublease four Florida skilled nursing facilities included in our lease from National Health Investors ("NHI") as noted in Note 6 – Long Term Leases. NHI is a publicly-traded real estate investment trust. Mr. Robert G. Adams, non-executive Chairman of the NHC Board, also serves on the Board of Directors of NHI. Rental income reflected in the consolidated statements of operations consisted of the following *(in thousands)*:

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating lease payments	$22,929	$22,994	$22,928
Variable lease payments	2,037	1,048	998
Total rental income	$24,966	$24,042	$23,926

Variable lease payments are based on revenue increases as compared to a base year.

The following table sets forth the undiscounted cash flows for future minimum lease payments receivable for leases in effect at December 31, 2025 *(in thousands)*:

2026	$23,429
2027	3,095
2028	3,028
2029	3,022
2030	3,022
Thereafter	—
Total future minimum lease payments	$35,596

Management Fees from National

We have managed skilled nursing facilities for National since 1988, and we currently manage five facilities. See Note 17 regarding our relationship with National.

During 2025, 2024 and 2023, we recognized approximately $5,799,000, $5,643,000, and $5,200,000, respectively, of management fees and interest on management fees from National. Unrecognized and unpaid management fees and interest on management fees from National total $18,730,000 and $18,975,000 at December 31, 2025 and 2024, respectively.

The unpaid fees from these five facilities, because collection of substantially all of the contract consideration was not probable when the performance obligation was satisfied, will be recognized as revenues only in the period in which the amounts are received. Under the terms of our management agreement with National, the payment of these fees to us may be subordinated to other expenditures of the five skilled nursing facilities. We continue to manage these facilities so that we may be able to collect our fees in the future and because the incremental savings from discontinuing services to a facility may be small compared to the potential benefit. We may receive payment for the unrecognized management fees in whole or in part in the future only if cash flows from the operating and investing activities of centers or proceeds from the sale of the centers are sufficient to pay the fees. There can be no assurance that such future improved cash flows will occur.

Management Fees and Financial and Accounting Services for Other Healthcare Centers

We provide management services and financial and accounting services to certain healthcare facilities (in addition to the five National centers) operated by third party owners. For the years ended December 31, 2025, 2024 and 2023, we recognized management fees and financial and accounting fees of $12,386,000, $11,594,000, and $13,344,000 from these centers, respectively.

Insurance Services

For workers' compensation insurance services, the premium revenues reflected in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023 were $2,247,000, $2,186,000, and $2,611,000, respectively. Associated losses and expenses are reflected in the consolidated statements of operations as "Salaries, wages and benefits."

For professional liability insurance services, the premium revenues reflected in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023 were $1,158,000, $1,158,000, and $1,246,000, respectively. Associated losses and expenses including those for self–insurance are included in the consolidated statements of operations as "Other operating costs and expenses".

Gain on Sale of Property and Equipment

In December 2023, we contributed land to a newly-formed limited liability company resulting in an equity interest in the new joint venture entity. The fair value of the land contributed to the new entity was $8,000,000. The related cost basis of the contributed land was $1,770,000, which resulted in a gain of $6,230,000.

Note 4 – Non–Operating Income

Non–operating income includes equity in earnings of unconsolidated investments, dividends and other realized gains and losses on marketable securities, and interest income *(in thousands)*.

	Year Ended December 31,		
	2025	**2024**	**2023**
Interest income	$ 9,844	$10,104	$ 8,383
Dividends and net realized gains or losses on the sale of securities	8,045	7,973	6,262
Equity in earnings of unconsolidated investments	218	589	2,015
Gain on sale of unconsolidated company	—	1,024	—
Total non-operating income	$18,107	$19,690	$16,660

Gain on sale of unconsolidated company

In January 2024, the Company sold its 50% joint venture ownership interest in a homecare agency located in Nashville, Tennessee. The total consideration paid to the Company was $2,100,000, which resulted in a gain of $1,024,000.

Note 5 – Business Segments

The Company has two reportable operating segments: (1) inpatient services, which includes the operation of skilled nursing facilities, assisted and independent living facilities, and behavioral health hospitals; and (2) homecare and hospice services. These reportable operating segments are consistent with information used by the Company's Chief Executive Officer, as chief operating decision maker ("CODM"), to assess performance and allocate resources. The Company also reports an "all other" category that includes revenues from rental income, management and accounting services fees, insurance services, and costs of the corporate office.

The Company's CODM evaluates performance including pretax earnings and allocates capital resources to each segment based on an operating model that is designed to improve the quality of patient care and profitability of the Company while enhancing long-term shareholder value. The CODM does not review assets by segment in his resource allocation and therefore, assets by segment are not disclosed below.

The following tables set forth the Company's consolidated statements of operations by business segment *(in thousands)*:

| | Year Ended December 31, 2025 | | | |
	Inpatient Services	Homecare and Hospice	All Other	Total
Revenues:				
Net patient revenues	$1,315,545	$154,086	$ —	$1,469,631
Other revenues	1,467	—	46,683	48,150
Net operating revenues	1,317,012	154,086	46,683	1,517,781
Costs and Expenses:				
Salaries, wages and benefits	775,477	93,535	52,068	921,080
Other operating	336,746	27,537	12,919	377,202
Facility rent	35,972	2,373	7,882	46,227
Depreciation and amortization	41,066	581	3,273	44,920
Total costs and expenses	1,189,261	124,026	76,142	1,389,429
Income (loss) from operations	127,751	30,060	(29,459)	128,352
Non-operating income	—	—	18,107	18,107
Interest expense	(6,371)	—	—	(6,371)
Unrealized gains on marketable equity securities	—	—	22,344	22,344
Income before income taxes	$ 121,380	$ 30,060	$ 10,992	$ 162,432

| | Year Ended December 31, 2024 | | | |
	Inpatient Services	Homecare and Hospice	All Other	Total
Revenues:				
Net patient revenues	$1,111,300	$140,459	$ —	$1,251,759
Other revenues	1,315	—	44,863	46,178
Government stimulus income	—	—	9,445	9,445
Net operating revenues and stimulus income	1,112,615	140,459	54,308	1,307,382
Costs and Expenses:				
Salaries, wages and benefits	668,029	85,712	57,189	810,930
Other operating	280,867	25,927	14,596	321,390
Facility rent	33,787	2,295	7,100	43,182
Depreciation and amortization	37,988	737	3,260	41,985
Total costs and expenses	1,020,671	114,671	82,145	1,217,487
Income (loss) from operations	91,944	25,788	(27,837)	89,895
Non-operating income	—	—	19,690	19,690
Interest expense	(4,135)	—	—	(4,135)
Unrealized gains on marketable equity securities	—	—	30,958	30,958
Income before income taxes	$ 87,809	$ 25,788	$ 22,811	$ 136,408

	Year Ended December 31, 2023			
	Inpatient Services	Homecare and Hospice	All Other	Total
Revenues:				
Net patient revenues	$956,077	$131,537	$ —	$1,087,614
Other revenues	1,141	—	52,789	53,930
Net operating revenues	957,218	131,537	52,789	1,141,544
Costs and Expenses:				
Salaries, wages and benefits	589,279	80,610	42,455	712,344
Other operating	254,559	23,529	10,095	288,183
Facility rent	32,542	2,172	6,811	41,525
Depreciation and amortization	38,172	786	3,076	42,034
Total costs and expenses	914,552	107,097	62,437	1,084,086
Income (loss) from operations	42,666	24,440	(9,648)	57,458
Non-operating income	—	—	16,660	16,660
Interest expense	(324)	—	—	(324)
Unrealized gains on marketable equity securities	—	—	14,944	14,944
Income before income taxes	$ 42,342	$ 24,440	$21,956	$ 88,738

Note 6 – Long–Term Leases

Operating Leases

At December 31, 2025, we lease from NHI the real property of 32 skilled nursing facilities and three independent living centers under one master lease agreement. As part of the lease agreement, we sublease four Florida skilled nursing facilities to a third-party operator. We have two remaining contractual options to renew the lease for 5-year periods commencing January 1, 2027 and January 1, 2032, with a base rent for each renewal term equal to the fair rental value of the lease property as negotiated between the parties, without including any value attributable to improvements to the lease property voluntarily made by us at our expense. In October 2025, we sent NHI a notice of our exercise of our option to renew the Master Lease for one five-year term commencing January 1, 2027. See Note 16 – Contingencies, Commitments and Other Matters for further discussion of the lease.

The annual base rent is $32,225,000 in 2025 and $31,975,000 in 2026 with the lease term expiring at December 31, 2026. The percentage rent is based on a quarterly calculation of revenue increases and is payable on a quarterly basis. Percentage rent expense under the NHI lease agreements for 2025, 2024, and 2023 was $8,171,000, $6,289,000 and $5,549,000, respectively.

We have a right of first refusal with NHI to purchase any of the properties should NHI receive an offer from an unrelated party during the term of the lease or up to 180 days after termination of the related lease.

Minimum Lease Payments

The following table summarizes the maturity of our operating lease liabilities as of December 31, 2025 (in *thousands*):

	Operating Leases
2026	$ 35,548
2027	2,781
2028	2,117
2029	1,769
2030	1,515
Thereafter	10,361
Total minimum lease payments	$ 54,091
Less: amounts representing interest	(7,019)
Present value of future minimum lease payments	47,072
Less: current portion	(33,611)
Noncurrent lease liabilities	$ 13,461

As of December 31, 2025 and 2024, the weighted average remaining lease term is 4.0 years and 3.7 years, respectively. As of December 31, 2025 and 2024, the weighted average discount rate used to determine lease liabilities is 6.7% and 7.0%, respectively.

Lease Costs

Lease costs recorded in the consolidated statement of operations are as follows *(in thousands):*

	December 31,		
	2025	**2024**	**2023**
Operating lease costs:			
Operating lease costs	$36,850	$35,669	$34,953
Variable lease costs	8,171	6,289	5,549
Short-term lease costs	1,206	1,224	1,023
Total operating lease costs	$46,227	$43,182	$41,525

Cash paid for amounts included in the measurement of lease liabilities were $36,155,000, $35,394,000 and $36,198,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 7 – Earning Per Share

The following table summarizes the earnings and the weighted average number of common shares used in the calculation of basic and diluted earnings per share *(in thousands, except share and per share amounts)*:

	Year Ended December 31,		
	2025	**2024**	**2023**
Basic:			
Weighted average common shares outstanding	15,472,185	15,393,782	15,310,142
Net income attributable to common stockholders of National Healthcare Corporation	$ 120,015	$ 101,927	$ 66,798
Earnings per common share, basic	$ 7.76	$ 6.62	$ 4.36
Diluted:			
Weighted average common shares outstanding	15,472,185	15,393,782	15,310,142
Dilutive effect of stock options	174,153	204,746	67,201
Assumed average common shares outstanding	15,646,338	15,598,528	15,377,343
Net income attributable to common stockholders of National Healthcare Corporation	$ 120,015	$ 101,927	$ 66,798
Earnings per common share, diluted	$ 7.67	$ 6.53	$ 4.34

For the years ended December 31, 2025, 2024 and 2023, there were no stock options excluded from the calculation of diluted weighted average shares of common stock outstanding.

Note 8 – Investments in Marketable Securities

Marketable securities consist of the following *(in thousands)*:

	December 31, 2025		December 31, 2024	
	Book Value	Fair Value	Book Value	Fair Value
Investments available for sale:				
Marketable equity securities.	$ 30,176	$162,972	$ 30,176	$140,064
Restricted investments available for sale:				
Marketable equity securities.	13,104	17,197	18,534	23,190
Corporate debt securities	58,458	58,898	58,927	57,471
Asset–backed securities	16,886	16,236	15,593	14,410
U.S. Treasury securities	43,384	42,836	46,811	44,186
State and municipal securities	5,282	5,323	3,787	3,737
	$167,290	$303,462	$173,828	$283,058

Included in the marketable equity securities available for sale are the following *(in thousands, except share amounts)*:

	December 31, 2025			December 31, 2024		
	Shares	Cost	Fair Value	Shares	Cost	Fair Value
NHI Common Stock	1,630,642	$24,734	$124,532	1,630,642	$24,734	$113,003

The amortized cost and estimated fair value of debt securities classified as available for sale, by contractual maturity, are as follows *(in thousands)*:

	December 31, 2025		December 31, 2024	
	Cost	Fair Value	Cost	Fair Value
Maturities:				
Within 1 year	$ 14,309	$ 14,236	$ 25,707	$ 25,317
1 to 5 years	69,316	68,390	66,117	63,379
6 to 10 years	40,385	40,667	32,648	30,606
Over 10 years	—	—	646	502
	$124,010	$123,293	$125,118	$119,804

Gross unrealized gains related to marketable equity securities are $137,436,000 and $115,259,000 as of December 31, 2025 and 2024, respectively. Gross unrealized losses related to marketable equity securities are $547,000 and $715,000 as of December 31, 2025 and 2024, respectively. For the years ended December 31, 2025, 2024, and 2023, the Company recognized net unrealized gains of $22,344,000, $30,958,000, and $14,944,000 respectively, in the consolidated statements of operations.

Gross unrealized gains related to available for sale marketable debt securities are $1,464,000 and $135,000 as of December 31, 2025 and 2024, respectively. Gross unrealized losses related to available for sale marketable debt securities are $2,181,000 and $5,449,000 as of December 31, 2025 and 2024, respectively.

The Company's unrealized losses in our available for sale marketable debt securities were determined to be non-credit related. The Company has not recognized any credit related impairments for the years ended December 31, 2025 and 2024.

For the marketable debt securities in gross unrealized loss positions, (a) it is more likely than not that the Company will not be required to sell the investment securities before recovery of the unrealized losses nor does the Company have the intent to sell before recovery of unrealized losses, and (b) the Company expects that the contractual principal and interest will be received on the investment securities.

Proceeds from the sale of available for sale marketable securities during the years ended December 31, 2025, 2024, and 2023 were $72,893,000, $51,970,000, and $47,396,000, respectively. Net investment gains of $1,167,000 and $1,093,000 and net investment losses of $667,000 were realized on these sales during the years ended December 31, 2025, 2024, and 2023, respectively.

Note 9 – Fair Value Measurements

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This accounting standard establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs that may be used to measure fair value:

Level 1 – The valuation is based on quoted prices in active markets for identical instruments.

Level 2 – The valuation is based on observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model–based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – The valuation is based on unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the instrument. Level 3 valuations are typically performed using pricing models, discounted cash flow methodologies, or similar techniques that incorporate management's own estimates of assumptions that market participants would use in pricing the instrument, or valuations that require significant management judgment or estimation.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company's non-financial assets, which includes goodwill, intangible assets, property and equipment and right-of-use assets, are not required to be measured at fair value on a recurring basis. However, on a periodic basis, or whenever events or changes in circumstances indicate that their carrying value may not be recoverable, the Company assesses its long-lived assets for impairment. When impairment has occurred, such long-lived assets are written down to fair value.

Valuation of Marketable Securities

The Company determines fair value for marketable securities with Level 1 inputs through quoted market prices. The Company determines fair value for marketable securities with Level 2 inputs through broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Our Level 2 marketable securities have been initially valued at the transaction price and subsequently valued, at the end of each month, typically utilizing third party pricing services or other market observable data. The pricing services utilize industry standard valuation models, including both income and market-based approaches and observable market inputs to determine value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, and other industry and economic events.

We validated the prices provided by our broker by reviewing their pricing methods, obtaining market values from other pricing sources, analyzing pricing data in certain instances and confirming that the relevant markets are active. After completing our validation procedures, we did not adjust or override any fair value measurements provided by our broker as of December 31, 2025 or 2024.

Other

The carrying amounts of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to their short–term nature. At December 31, 2025 and 2024, there were no material differences between the carrying amounts and fair values of NHC's financial instruments.

The following table summarizes fair value measurements by level at December 31, 2025 and December 31, 2024 for assets and liabilities measured at fair value on a recurring basis *(in thousands)*:

		Fair Value Measurements Using		
December 31, 2025	**Fair Value**	**Quoted Prices in Active Markets For Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Cash and cash equivalents	$ 92,829	$ 92,829	$ —	$—
Restricted cash and cash equivalents	19,358	19,358	—	—
Marketable equity securities	180,169	180,169	—	—
Corporate debt securities	58,898	45,948	12,950	—
Asset–backed securities	16,236	—	16,236	—
U.S. Treasury securities	42,836	42,836	—	—
State and municipal securities	5,323	877	4,446	—
Total financial assets	$415,649	$382,017	$33,632	$—

		Fair Value Measurements Using		
December 31, 2024	**Fair Value**	**Quoted Prices in Active Markets For Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Cash and cash equivalents	$ 76,121	$ 76,121	$ —	$—
Restricted cash and cash equivalents	20,801	20,801	—	—
Marketable equity securities	163,254	163,254	—	—
Corporate debt securities	57,471	43,656	13,815	—
Asset–backed securities	14,410	—	14,410	—
U.S. Treasury securities	44,186	44,186	—	—
State and municipal securities	3,737	806	2,931	—
Total financial assets	$379,980	$348,824	$31,156	$—

Note 10 – Property and Equipment

Property and equipment, at cost, consists of the following *(in thousands)*:

	December 31,	
	2025	**2024**
Land	$ 98,389	$ 99,815
Leasehold improvements	138,640	133,049
Buildings and improvements	849,927	835,851
Furniture and equipment	207,149	200,872
Construction in progress	14,786	12,149
Property and equipment, at cost	1,308,891	1,281,736
Less: Accumulated depreciation	(635,094)	(597,447)
Net property and equipment	$ 673,797	$ 684,289

Note 11 – Goodwill and Other Intangible Assets

As of December 31, 2025, we evaluated potential triggering events that might be indicators that our goodwill and indefinite lived intangibles were impaired. The Company performs its goodwill impairment analysis for each reporting unit that constitutes a component for which (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component, in accordance with the provisions of ASC Topic 350, *Intangibles - Goodwill and Other*. No goodwill or intangible asset impairments were recorded during the years ended December 31, 2025, 2024, and 2023.

The following table represents activity in goodwill by segment as of and for the year ended December 31, 2025 (*in thousands*):

| | Year Ended December 31, 2025 | | | |
	Inpatient Services	Homecare and Hospice	All Other	Total
January 1, 2024	$3,741	$164,554	$—	$168,295
Additions	2,183	—	—	2,183
December 31, 2024	5,924	164,554	—	170,478
Additions	—	—	—	—
December 31, 2025	$5,924	$164,554	$—	$170,478

Indefinite-lived intangible assets consist of the following *(in thousands)*:

	December 31, 2025	December 31, 2024
Trade names	$15,896	$15,896
Certificates of need	1,756	1,756
Licenses	2,212	2,212
Total	$19,864	$19,864

Note 12 – Income Taxes

Income before income taxes was as follows *(in thousands)*:

	Year Ended December 31,		
	2025	2024	2023
United States	$162,432	$136,408	$88,738
Income before income taxes	$162,432	$136,408	$88,738

The provision for income taxes is comprised of the following components *(in thousands)*:

	Year Ended December 31,		
	2025	2024	2023
Current tax provision			
Federal	$25,589	$12,900	$14,520
State	7,049	3,490	3,137
Foreign	—	—	—
Total current tax provision	32,638	16,390	17,657
Deferred tax provision			
Federal	5,638	13,841	4,142
State	1,550	4,091	1,651
Foreign	—	—	—
Total deferred tax provision	7,188	17,932	5,793
Income tax provision	$39,826	$34,322	$23,450

The deferred tax assets and liabilities, consisting of temporary differences tax effected at the respective income tax rates, are as follows *(in thousands)*:

	December 31,	
	2025	2024
Deferred tax assets:		
Accrued risk reserves.	$ 2,361	$ 2,012
Accrued expenses.	9,547	7,695
Stock based compensation.	1,350	1,181
Deferred revenue	2,941	3,154
Operating lease liabilities.	11,963	19,896
Other	1,105	847
Total gross deferred tax assets	29,267	34,785
Less: valuation allowance	(212)	(517)
Deferred tax assets less valuation allowance	$ 29,055	$ 34,268
Deferred tax liabilities:		
Unrealized gains on marketable securities.	$(35,415)	$(28,581)
Deferred gain on sale of assets, net	(2,048)	(2,055)
Book basis in excess of tax basis of intangible assets	(6,283)	(5,655)
Book basis in excess of tax basis of securities.	(2,787)	(4,042)
Book basis in excess of tax basis of fixed assets	(10,460)	(6,579)
Long–term investments	(2,605)	(2,652)
Operating lease assets	(12,144)	(20,254)
Total deferred tax liabilities	$(71,742)	$(69,818)
Net deferred tax liability	$(42,687)	$(35,550)

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows *(dollars in thousands)*:

	Year Ended December 31,	
	2025	
Tax provision at federal statutory rate	$34,111	21.0%
State and Local Income Taxes, net of federal benefit[1]	7,834	4.8
Changes in Valuation Allowances	(305)	(0.2)
Nontaxable and Nondeductible Items	(237)	(0.2)
Changes in Unrecognized tax benefits.	(389)	(0.2)
Other Adjustments	(1,188)	(0.7)
Effective tax rate	$39,826	24.5%

_____

(1) The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include Tennessee.

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes for years prior to the adoption of ASU 2023-09 is as follows *(in thousands)*:

	Year Ended December 31,	
	2024	2023
Tax provision at federal statutory rate	$28,646	$18,635
Increase in income taxes resulting from:		
State, net of federal benefit	6,349	4,600
Unrecognized tax benefits	690	1,227
Expiration of statute of limitations	(932)	(1,491)
Tax (expense) benefit of noncontrolling interest	(34)	317
Other, net	(397)	162
Total increases	5,676	4,815
Effective income tax expense	$34,322	$23,450

Our deferred tax assets have been evaluated for realization based on historical taxable income, tax planning strategies, the expected timing of reversals of existing temporary differences and future taxable income anticipated. Our deferred tax assets, with the exception of certain deferred tax assets associated with unrealized losses on marketable securities, are more likely than not to be realized in full due to the existence of sufficient taxable income of the appropriate character under the tax law. As such, the only valuation allowance relates to unrealized losses on marketable securities.

Uncertain tax positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. Under ASC Topic 740, tax positions are evaluated for recognition using a more–likely–than–not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

In accordance with current guidance, the Company has established a liability for unrecognized tax benefits, which are differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured. Generally, a liability is created for an unrecognized tax benefit because it represents a company's potential future obligation to a taxing authority for a tax position that was not recognized per above. We believe that our liabilities reflect the anticipated outcome of known uncertain tax positions in conformity with ASC Topic 740 *Income Taxes*. Our liabilities for unrecognized tax benefits are presented in the consolidated balance sheets within other noncurrent liabilities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows *(in thousands)*:

	Deferred Tax Asset	Liability For Unrecognized Tax Benefits	Liability For Interest and Penalties	Liability Total
Balance, January 1, 2023	$ 4,754	$ 8,505	$2,678	$11,183
Additions based on tax positions related to the current year	1,454	1,454	—	1,454
Additions (reductions) for tax positions of prior years	(198)	324	1,583	1,907
Reductions for statute of limitation expirations	(361)	(1,030)	(823)	(1,853)
Balance, December 31, 2023	5,649	9,253	3,438	12,691
Additions based on tax positions related to the current year	835	835	—	835
Additions (reductions) for tax positions of prior years	(1,380)	(1,097)	859	(238)
Reductions for statute of limitation expirations	(232)	(592)	(572)	(1,164)
Balance, December 31, 2024	4,872	8,399	3,725	12,124
Additions based on tax positions related to the current year	754	754	—	754
Additions (reductions) for tax positions of prior years	(531)	(409)	(934)	1,576
Reductions for statute of limitation expirations	(233)	(602)	(568)	(1,403)
Balance, December 31, 2025	$ 4,862	$ 8,142	$2,223	$13,051

Unrecognized tax benefits of $4,040,000, net of federal benefit at December 31, 2025, attributable to permanent differences, would favorably impact our effective tax rate if recognized. We do not expect significant increases or decreases in unrecognized tax benefits for the 2026 year, except for the effect of decreases related to the lapse of statute of limitations estimated at $964,000.

Interest and penalties expense related to U.S. federal and state income tax returns are included within income tax expense. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2022 (with few state exceptions).

The amount of cash income taxes paid by the Company were as follows *(in thousands)*:

	Year Ended December 31, 2025
Federal.	$20,688
State	
Tennessee	1,785
Other states	2,246
Total income taxes paid, net	$24,719

The amount of cash income taxes paid by the Company during the years ended December 31, 2024 and 2023 was $17,525,000 and $14,571,000, respectively.

Note 13 – Stock Repurchases

During 2025, the Company purchased 127,338 shares of its common stock for a total cost of $14,730,000. During 2024, the Company purchased 133,151 shares of its common stock for a total cost of $13,502,000. During 2023, the Company purchased 44,349 shares of its common stock for a total cost of $2,482,000. The shares were funded from cash on hand and were cancelled and returned to the status of authorized but unissued.

Note 14 – Stock–Based Compensation

NHC recognizes stock–based compensation for all stock options and restricted stock granted over the requisite service period using the fair value for these grants as estimated at the date of grant either using the Black–Scholes pricing model for stock options or the quoted market price for restricted stock.

The Compensation Committee of the Board of Directors (''the Committee'') has the authority to select the participants to be granted options; to designate whether the option granted is an incentive stock option (''ISO''), a non–qualified option, or a stock appreciation right; to establish the number of shares of common stock that may be issued upon exercise of the option; to establish the vesting provision for any award; and to establish the term any award may be outstanding. The exercise price of any ISO's granted will not be less than 100% of the fair market value of the shares of common stock on the date granted and the term of an ISO may not be any more than ten years. The exercise price of any non–qualified options granted will not be less than 100% of the fair market value of the shares of common stock on the date granted unless so determined by the Committee.

In May 2020, our stockholders approved the 2020 Omnibus Equity Incentive Plan (the ''2020 Equity Incentive Plan'') pursuant to which 2,500,000 shares of our common stock were available to grant for restricted stock, stock appreciation rights, stock options, and an employee stock purchase plan. The employee stock purchase plan allows employees to purchase our shares of stock through payroll deductions. At December 31, 2025, 1,272,632 shares were available for future grants under the 2020 Equity Incentive Plan.

Compensation expense is recognized only for the awards that ultimately vest. The Company accounts for forfeitures when they occur. Stock–based compensation totaled $4,399,000, $4,160,000, and $2,782,000, for the years ended December 31, 2025, 2024, and 2023, respectively. Stock–based compensation is included in salaries, wages and benefits in the consolidated statements of operations. The total intrinsic value of shares exercised (and tax deductions taken) was $9,464,000, $9,143,000, and $2,769,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

At December 31, 2025, the Company had $5,019,000 of unrecognized compensation cost related to unvested stock-based compensation awards. This unrecognized compensation cost will be amortized over an approximate two-year period.

Stock Options

The Company is required to estimate the fair value of stock–based awards on the date of grant. The fair value of each option award is estimated using the Black–Scholes option valuation model with the weighted average assumptions indicated in the following table. Each grant is valued as a single award with an expected term based upon expected employment and termination behavior. Compensation cost is recognized over the requisite service period in a manner consistent with the option vesting provisions. The straight–line attribution method requires that compensation expense is recognized at least equal to the portion of the grant–date fair value that is vested at that date. The expected volatility is derived using weekly historical data for periods immediately preceding the date of grant. The risk–free interest rate is the approximate yield on the United States Treasury Strips having a life equal to the expected option life on the date of grant. The expected life is an estimate of the number of years an option will be held before it is exercised. The following table summarizes the assumptions used to value the options granted in the periods shown.

	Year Ended December 31,		
	2025	2024	2023
Risk–free interest rate	4.1%	4.4%	4.5%
Expected volatility	27.0%	24.1%	29.3%
Expected life, in years	2.9	2.9	2.9
Expected dividend yield	2.8%	2.6%	4.4%

The following table summarizes option activity:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at January 1, 2023	445,144	$66.62	—
Options granted	299,278	54.44	—
Options exercised	(103,481)	64.72	—
Options cancelled	(52,407)	60.58	—
Options outstanding at December 31, 2023	588,534	61.30	—
Options granted	297,783	94.42	—
Options exercised	(219,973)	64.73	—
Options cancelled	(35,102)	79.20	—
Options outstanding at December 31, 2024	631,242	74.73	—
Options granted	306,148	91.42	—
Options exercised	(202,281)	70.17	—
Options cancelled	(87,134)	85.94	—
Options outstanding at December 31, 2025	647,975	$82.53	$35,350,779
Options exercisable at December 31, 2025	208,964	$72.85	$13,424,673

Options Outstanding December 31, 2025	Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
199,607	$53.94 – $71.64	$59.88	1.8
448,368	$90.62 – $106.48	92.62	3.8
647,975		$82.53	3.2

Note 15 – Long-Term Debt

Long–term debt consists of the following (*dollars in thousands*):

	Interest rate at December 31, 2025	Maturity	December 31, 2025	December 31, 2024
Credit facility, interest payable monthly...............	Variable, 5.3%	2029	$40,000	$137,000
Less current portion			(7,500)	(7,500)
Long-term debt, less current portion.................			$32,500	$129,500

On August 1, 2024, the Company entered into a $200,000,000 senior credit facility with a five-year term consisting of a $150,000,000 term facility and a $50,000,000 revolving line of credit (the "Credit Facility"). The Credit Facility is for general corporate purposes, including working capital and acquisitions. The loans bear interest at either (i) Term Secured Overnight Financing Rate ("SOFR") for interest periods of one, three or six months, plus the applicable margin or, at NHC's option, (ii) the Base Rate plus the applicable margin. The applicable margin is an interest rate per annum between 1.30% and 1.65% for Term SOFR loans and between .30% and .65% for Base Rate loans, depending upon the Company meeting certain conditions. The revolving line of credit contains a commitment fee equal to 0.25% of the unused borrowing capacity. There are no amounts outstanding on the revolving line of credit at December 31, 2025.

NHC's obligations under the Credit Facility are unsecured. The Credit Facility contains customary representations and warranties, financial covenants, and other customary affirmative and negative covenants. The Credit Facility also contains customary events of default. As of December 31, 2025, the Company is compliant with all financial covenants. Based on level 2 inputs, the carrying value of the Company's long-term debt is considered to approximate the fair value of such debt based upon the interest rates that the Company believes it can currently obtain for similar debt.

The aggregate maturities of long–term debt for the five years subsequent to December 31, 2025 are as follows *(in thousands)*:

	Long–Term Debt
2026..	$ 7,500
2027..	7,500
2028..	7,500
2029..	17,500
2030..	—
Total..	$40,000

Note 16 – Contingencies, Commitments and Other Matters

National Health Investors, Inc. Lease

As discussed in Note 6 - Long-Term Leases, our wholly-owned subsidiary, NHC/OP, L.P. ("the tenant"), is the tenant under a Master Agreement to Lease with NHI dated October 17, 1991, as amended (the "Master Lease"), for 32 skilled nursing facilities and three independent living centers (collectively, the "Leased Property"). On July 29, 2025, the Tenant received a letter from NHI notifying the Tenant of allegations it was not in compliance with four non-monetary provisions of the Master Lease and requesting compliance by August 29, 2025.

The Tenant's legal counsel sent NHI's legal counsel a letter dated August 15, 2025 stating the Tenant's belief that the Tenant was in compliance with the Master Lease and requesting clarifying information so that it could expeditiously and adequately address any alleged potential non-compliance with the Master Lease.

NHI's counsel's first substantive response to the August 15, 2025 letter was a letter dated September 8, 2025 formally alleging the Tenant is in default under the Master Lease as a result of the Tenant's non-compliance with the same four non-monetary provisions of the Master Lease, stating that the cure period under the Master Lease (discussed below) was commencing, and stating that failure to cure the alleged defaults within thirty (30) days would result in an "Event of Default" under the Master Lease, entitling the Landlord to pursue any and all remedies under the Master Lease. The September 8, 2025 letter also included limited clarification on the allegations made in the July 29, 2025 letter.

Under the Master Lease, an "Event of Default" occurs with respect to the areas of alleged non-monetary non-compliance, if such non-compliance continues for a period of thirty (30) days after written notice is given to the Tenant by NHI; or, if by reason of the nature of such non-compliance, it cannot be remedied within thirty (30) days, the Tenant fails to proceed with reasonable diligence (satisfactory to NHI) after receipt of the notice to cure the alleged non-compliance.

The Tenant continues to dispute that the alleged areas of non-monetary non-compliance represent a default under the Master Lease and believes that any areas that do represent non-compliance are subject only to the obligation to proceed with reasonable diligence to cure the alleged non-compliance, and that the Tenant has so proceeded. The Tenant continues to review the allegations and has been and intends to continue to remain in communication with NHI and NHI's counsel concerning NHI's allegations.

Prior to the Landlord's initial July 29, 2025 letter, the Tenant began negotiations with the Landlord concerning the Master Lease and intends to continue these negotiations while addressing the non-monetary matters alleged in the September 8, 2025 letter. Any termination of the Master Lease that deprives the Tenant of the benefit of the continuing right to occupy the Leased Property through the renewal terms of the Master Lease could have a material adverse impact on our results of operations, cash flows and financial position. Based on our present knowledge of the facts, we do not believe a material loss is probable.

Accrued Risk Reserves

We are self–insured for risks related to workers' compensation and general and professional liability insurance. We have two wholly–owned limited purpose insurance companies that insure risks related to workers' compensation and general and professional liability insurance claims both for our owned and leased entities and certain of the entities to which we provide management or accounting services. The liability we have recognized for reported claims and estimates for incurred but unreported claims totals $121,595,000 and $103,616,000 at December 31, 2025 and 2024, respectively. The liability is included in accrued risk reserves in the consolidated balance sheets and is subject to adjustment for actual claims incurred. It is possible that these claims plus unasserted claims could exceed our insurance coverages and our reserves, which could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

As a result of the terms of our insurance policies and our use of wholly owned limited purpose insurance companies, we have retained significant insurance risk with respect to workers' compensation and general and professional liability. We consider the professional services of independent actuaries to assist us in estimating our exposures for claims obligations (for both asserted and unasserted claims) related to deductibles and exposures in excess of coverage limits, and we maintain reserves for these obligations. Such estimates are based on many variables including historical and statistical information and other factors.

Workers' Compensation

For workers' compensation, we utilize a wholly owned Tennessee domiciled property/casualty insurance company to write coverage for NHC affiliates and for third–party customers. Policies are written for a duration of twelve months and cover only risks related to workers' compensation losses. All customers are companies which operate in the long–term care industry. Business is written on a direct basis.

General and Professional Liability Insurance and Lawsuits

The senior care industry has experienced significant increases in both the number of personal injury/wrongful death claims and in the severity of awards based upon alleged negligence by skilled nursing facilities and their employees in providing care to residents. The Company has been, and continues to be, subject to claims and legal actions that arise in the ordinary course of business, including potential claims related to patient care and treatment. The defense of these lawsuits may result in significant legal costs, regardless of the outcome, and can result in large settlement amounts or damage awards.

Insurance coverage for all years includes primary policies and excess policies. The primary coverage is in the amount of a per incident claim and a per location claim with an annual primary policy aggregate limit that is adjusted on an annual basis. Additional insurance is purchased through third party providers that serve to supplement the coverage provided through our wholly owned captive insurance company.

There is certain additional litigation incidental to our business, none of which, based upon information available to date, would be material to our financial position, results of operations, or cash flows. In addition, the long–term care industry is continuously subject to scrutiny by governmental regulators, which could result in litigation or claims related to regulatory compliance matters.

Civil Investigative Demand / Qui Tam Complaint

On or about May 21, 2024, Caris Healthcare, L.P. ("Caris") received a Civil Investigative Demand ("CID") from the U.S. Attorney's Office for the Eastern District of Tennessee. The CID requested the production of certain medical records for patients at Caris' Nashville office and other documents related to the billing for hospice services for the period of January 1, 2019, through the date of the CID. The Company cooperated with respect to the requests.

On June 23, 2025, a Notice of Election to Decline Intervention (the "Notice of Declination") was filed by the United States of America, the State of Tennessee, the Commonwealth of Virginia, and the State of Georgia, in a case styled U.S. ex rel. Marshall v. Caris HealthCare, L.P., Case No. 3:23-CV-00330, in the U.S. District Court for the Eastern District of Tennessee (the "Qui Tam Case"). Subsequent to the Notice of Declination filing, an underlying qui tam complaint, originally filed on September 12, 2023, was unsealed. Following the Notice of Declination, the relators filed a Notice of Voluntary Dismissal on September 25, 2025, which concluded the matter.

Indemnities

From time to time, the Company enters into certain types of contracts that contingently require it to indemnify parties against third-party claims. These contracts primarily include (i) certain real estate leases, under which the Company may be required to indemnify property owners or prior facility operators for post-transfer liabilities and other claims arising from the Company's use of the applicable premises, (ii) operations transfer agreements, in which the Company agrees to indemnify past operators of facilities against certain liabilities arising from the transfer of the operation and/or the operation thereof after the transfer to the Company or its subsidiary, (iii) certain lending agreements, under which the Company may be required to indemnify the lender against various claims and liabilities, (iv) certain agreements by and between the Company and/or its subsidiaries or affiliates, and (v) certain agreements with the Company officers, directors and others, under which the Company may be required to indemnify such persons for liabilities arising out of the nature of their relationship to the Company and/or its subsidiaries and affiliates. The terms of such obligations vary by contract and, in most instances, do not expressly state or include a specific or maximum dollar amount. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted.

Governmental Regulations

Laws and regulations governing the Medicare, Medicaid and other federal healthcare programs are complex and subject to interpretation. Management believes that it is following all applicable laws and regulations in all material respects. However, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusions from the Medicare, Medicaid and other federal healthcare programs.

Debt Guarantees

At December 31, 2025, no agreement to guarantee the debt of other parties exists.

Note 17 – Relationship with National Health Corporation

National Health Corporation ("National"), which is wholly owned by the National Health Corporation Leveraged Employee Stock Ownership Plan ("ESOP"), was formed in 1986 and is our administrative services affiliate and contractor. As discussed below, all of the personnel conducting our business, including our executive management team, are employees of National and may have ownership interests in National only through their participation as employees in the ESOP.

Management Contracts

We currently manage five skilled nursing facilities for National under a management contract. The management contract has been extended until January 1, 2028. See Note 3 for additional information regarding management services fees recognized from National.

Financing Activities

In conjunction with our management contract, we have entered into a line of credit arrangement whereby we may have amounts due from National from time to time. The maximum loan commitment under the line of credit is $2,000,000. At December 31, 2025 and 2024, National did not have an outstanding balance on the line of credit.

The maximum line of credit commitment amount of $2,000,000 is also the amount of a deferred gain that has been outstanding since NHC sold certain assets to National in 1988. The amount of the deferred gain is expected to remain deferred until the management contract with National expires, currently scheduled in January 2028. The deferred gain is included in deferred revenue in the consolidated balance sheets.

Payroll and Related Services

The personnel conducting our business, including our executive management team, are employees of National and may have ownership interests in National only through their participation in the ESOP. National provides payroll services to NHC, provides employee fringe benefits, and maintains certain liability insurance. We pay to National all the costs of personnel employed for our benefit, as well as an administrative fee equal to 1% of payroll costs. The administrative fee paid to National for the years ended December 31, 2025, 2024, and 2023 was $6,218,000, $5,878,000, and $5,431,000, respectively. At December 31, 2025 and 2024, the Company has recorded $911,000 and $2,933,000, respectively, in accounts payable in the consolidated balance sheets as a result of the timing differences between interim payments for payroll and employee benefits services costs.

National's Ownership of Our Stock

At December 31, 2025 and 2024, National owns 1,030,887 shares of our outstanding common stock. This accounts for 6.6% and 6.7%, respectively, of the total outstanding shares of common stock.

Consolidation Considerations

Because of the contractual and management relationships between NHC and National as described in this note above, we have considered whether National should be consolidated by NHC under the guidance provided in ASC Topic 810, Consolidation. We do not consolidate National because (1) NHC does not have any obligation or rights (current or future) to absorb losses or to receive benefits from National. The ESOP participants bear the current and future financial gain or burden of National, (2) National's equity at risk is sufficient to finance its activities without past or future subordinated support from NHC or other parties, and (3) the equity holders of National (that is collectively the ESOP, its trustees, and the ESOP participants) possess the characteristics of a controlling financial interest, including voting rights that are proportional to their economic interests. Supporting the assertions above is the following: (1) substantive independent trustees are appointed for the benefit of the ESOP participants when decisions must be made that may create the appearance of a conflict of interest between NHC and the ESOP, and (2) National was designed, formed and is operated for the purpose of creating variability and passing that variability along to the ESOP participants—that is, to provide retirement benefits and value to the employees of NHC and NHC's affiliates. The contractual and management relationships between NHC and National are with the skilled nursing facilities that are substantially less than 50% of the fair value of the total assets of National. NHC does not have a variable interest in National as a whole.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of December 31, 2025, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10–K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10–K.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a–15(f) under the Securities Exchange Act of 1934, as amended). We assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control–Integrated Framework (2013 Framework). We have concluded that, as of December 31, 2025, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, Deloitte and Touche LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of National HealthCare Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of National HealthCare Corporation (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 of the Company and our report dated February 26, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
February 26, 2026

Changes in Internal Control

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information in our definitive 2026 proxy statement set forth under the captions *Directors of the Company* and *Executive Officers of the Company* is hereby incorporated by reference.

ITEM 11.   EXECUTIVE COMPENSATION

The information in our definitive 2026 proxy statement set forth under the caption *Compensation Discussion & Analysis* is hereby incorporated by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

This information is incorporated by reference from our definitive 2026 proxy statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information in our definitive 2026 proxy statement set forth under the caption *Certain Relationships and Related Transactions* is hereby incorporated by reference.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information in our definitive 2026 proxy statement set forth under the caption *Report of the Audit Committee* is hereby incorporated by reference (which will be filed within 120 days of the end of the fiscal year to which this report relates).

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

The following documents are filed as a part of this report:

(a) (1) Financial Statements:

The following financial statements are included in Item 8 of this Annual Report on Form 10-K and are filed as part of this report:

Report of Independent Registered Public Accounting Firm (PCAOB ID:42)
Consolidated Statements of Operations – Years ended December 31, 2025, 2024, and 2023
Consolidated Statements of Comprehensive Income – Years ended December 31, 2025, 2024, and 2023
Consolidated Balance Sheets – At December 31, 2025 and 2024
Consolidated Statements of Cash Flows – Years ended December 31, 2025, 2024, and 2023
Consolidated Statements of Equity – Years ended December 31, 2025, 2024, and 2023
Notes to Consolidated Financial Statements

(2)   Financial Statement Schedule:


NATIONAL HEALTHCARE CORPORATION
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023
(in thousands)


Column A	Column B	Column C		Column D	Column E
		Additions			
Description	**Balance– Beginning of Period**	**Charged to Costs and Expenses**	**Charged to other Accounts**	**Deductions**	**Balance– End of Period**
For the year ended December 31, 2023					
Allowance for doubtful accounts	$ 6,246	$ 7,424	$—	$ 5,616[1]	$ 8,054
Accrued risk reserves	$102,469	$ 81,364	$—	$ 80,574	$103,259
For the year ended December 31, 2024					
Allowance for doubtful accounts	$ 8,054	$ 8,831	$—	$ 7,183[1]	$ 9,702
Accrued risk reserves	$103,259	$ 91,921	$—	$ 91,564	$103,616
For the year ended December 31, 2025					
Allowance for doubtful accounts	$ 9,702	$ 13,354	$—	$ 8,128[1]	$ 14,928
Accrued risk reserves	$103,616	$130,627	$—	$112,648	$121,595

_____

(1)   Amounts written off, net of recoveries

All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) Exhibits:

EXHIBIT INDEX

Exhibit No.	Description	Page No. or Location
3.1	Certificate of Incorporation of National HealthCare Corporation	Incorporated by reference to Exhibit 3.1 to the Registrant's registration statement on Form S–4 (File No. 333–37185) dated October 3, 1997)
3.2	Certificate of Amendment to the Certificate of Incorporation of National HealthCare Corporation	Incorporated by reference to Exhibit 3.5 attached to Form 10-Q filed on August 3, 2017
3.3	Certificate of Designations of Series A Convertible Preferred Stock of National HealthCare Corporation	Incorporated by reference to Exhibit 2.1 to the current report on Form 8–K filed on December 20, 2006
3.4	Certificate of Designation Series B Junior Participating Preferred Stock	Incorporated by reference to Exhibit 3.1 to the Registrant's registration statement on Form 8–A, dated August 3, 2007
3.5	Restated Bylaws as amended February 14, 2013	Incorporated by reference to Exhibit 3.5 to the quarterly report on Form 10–Q filed on May 8, 2013.
4.1	Form of Common Stock	Incorporated by reference to Exhibit 4.1 attached to Form 10-Q filed on August 3, 2017
4.2	Description of each class of securities registered under Section 12 of the Exchange Act	Incorporated by reference to Exhibit 4.2 attached to Form 10-K filed on February 21, 2020
10.1	Master Agreement of Lease dated as of October 17, 1991 by and among National Health Investors, Inc. and National HealthCorp, L.P.	Incorporated by reference to Exhibit 10.1 to the Registrant's registration statement on Form S–4 filed October 3, 1997
10.2	Form of Service Agreement by and between National Health Corporation and National HealthCare Corporation	Incorporated by reference to Exhibit 10.5.1 to the Registrant's registration statement on Form S–4 filed October 3, 1997
10.3	Amendment No. 1 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCorp L.P.	Incorporated by reference to Exhibit 10.19 from 2005 Form 10–K filed March 16, 2006
10.4	Amendment No. 2 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare L.P.	Incorporated by reference to Exhibit 10.20 from 2005 Form 10–K filed March 16, 2006
10.5	Amendment No. 3 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare L.P.	Incorporated by reference to Exhibit 10.21 from 2005 Form 10–K filed March 16, 2006
10.6	Amendment No. 4 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare L.P.	Incorporated by reference to Exhibit 10.22 from 2005 Form 10–K filed March 16, 2006

Exhibit No.	Description	Page No. or Location
10.7	Amendment No. 5 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.23 from 2005 Form 10–K filed March 16, 2006
*10.8	National HealthCare Corporation's 2010 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit A to 2010 Proxy Statement filed April 1, 2010.
*10.9	First Amendment dated February 14, 2011 to the National HealthCare Corporation 2010 Omnibus Equity Incentive Plan	Incorporated by reference to Exhibit 10.16 from 2015 Form 10-K filed February 19, 2016.
*10.10	Amendment dated March 10, 2015 to National HealthCare Corporation's 2010 Omnibus Equity Incentive Plan	Incorporated by reference to Appendix A to 2015 Proxy Statement filed April 1, 2015.
*10.11	2017 NHC Executive Officer Performance Based Compensation Plan	Incorporated by reference to Appendix B to 2017 Proxy Statement filed April 4, 2017.
* 10.12	National HealthCare Corporation's 2020 Omnibus Equity Incentive Plan	Incorporated by reference to Appendix A to 2020 Proxy Statement filed April 6, 2020
10.13	Amendment to Purchase and Sale Agreement with Modifications to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.1 of National HealthCare Corporation's Form 10–Q filed on November 5, 2013
10.14	Agreement to Lease between NHI–REIT of Northeast, LLC, Landlord and NHC/OP, L.P. and National HealthCare Corporation, Co–Tenants	Incorporated by reference to Exhibit 10.4 of National HealthCare Corporation's Form 10–Q filed on November 5, 2013
10.15	Amended and Restated Amendment No. 6 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.2 of National HealthCare Corporation's Form 10–Q filed on November 5, 2013
10.16	Amendment No. 7 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.3 of National HealthCare Corporation's Form 10–Q filed on November 5, 2013
10.17	Contribution Agreement dated December 29, 2011 between National HealthCare Corporation and Caris HealthCare, L.P. pursuant to which NHC acquired a 7.5% interest in Caris from McRae in exchange for $7,500,000	Incorporated by reference to Exhibit 10.26 to National HealthCare Corporation's annual report on Form 10–K filed on February 21, 2014
10.18	Assignment of membership interest in Solaris Hospice, LLC dated December 29, 2011 and effective on January 1, 2012, whereby NHC assigned its membership interest to Caris in exchange for an additional 2.7% limited partnership interest in Caris.	Incorporated by reference to Exhibit 10.27 to National HealthCare Corporation's annual report on Form 10–K filed on February 21, 2014

Exhibit No.	Description	Page No. or Location
10.19	Purchase and Sale Agreement and Extension of Master Lease dated December 26, 2012 between National Health Investors, Inc. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.29 to National HealthCare Corporation's annual report on Form 10–K filed on February 21, 2014
10.20	Amendment No. 8 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.20 to National HealthCare Corporations annual report on Form 10-K Filed on February 19, 2021
10.21	Purchase and Sale Agreement dated June 11, 2021 between NHC/OP, L.P., a wholly owned subsidiary of NHC, and Norman C. McRae and McRae Investment Company, LLC	Incorporated by reference to Exhibit 10.21 to National HealthCare Corporation annual report on Form 10-K Filed on February 18, 2022
10.22	Amendment No. 9 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.1 of National HealthCare Corporation's Form 10-Q filed on November 3, 2022
10.23	Amendment No. 10 to Master Agreement to Lease between National Health Investors, Inc. and National HealthCare Corporation	Incorporated by reference to Exhibit 10.2 of National HealthCare Corporation's Form 10-Q filed on November 3, 2022
10.24	National HealthCare Corporation Compensation Recoupment Policy	Incorporated by reference to Exhibit 10.25 of National HealthCare Corporation's Form 10-K filed February 16, 2024
10.25	Purchase and Sale Agreement dated May 31, 2024 between NHC/OP, L.P., a wholly owned subsidiary of NHC, and Douglas M. Cecil, Oliver K. Cecil, Jr., Dorothy Dean Cecil, Jeni Cecil Feeser, Beth Creech Cecil, John Barber And Teresa J. Cecil, As Trustee Of The Teresa J. Cecil Revocable Trust U/A Dated July 20, 2006, As Amended And Restated On February 15, 2023	Incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed on August 8, 2024
14	Code of Ethics of National HealthCare Corporation	Available at NHC's website www.nhccare.com or in print upon request to: National HealthCare Corp. Attn: Investor Relations P. O. Box 1398 Murfreesboro, TN 37133–1398 Telephone (615) 890–2020
16	Letter from Ernst & Young LLP to the Securities and Exchange Commission	Incorporated by reference to Exhibit 16.1 to the current report on Form 8–K filed on April 8, 2025
19.1	National HealthCare Corporation General Policy on Insider Trading	Incorporated by reference to Exhibit 10.24 of National HealthCare Corporation's Form 10-K filed February 16, 2024

Exhibit No.	Description	Page No. or Location
19.2	Amended and restated National HealthCare Corporation General Policy on Insider Trading	Incorporated by reference to Exhibit 10.27 of the National HealthCare Corporation's Form 10-K filed February 28, 2025
21	Subsidiaries of Registrant	Filed Herewith
23.1	Consent of Independent Registered Public Accounting Firm –Deloitte and Touche LLP	Filed Herewith
23.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP	Filed Herewith
31.1	Rule 13a–14(a)/15d–14(a) Certification of Chief Executive Officer	Filed Herewith
31.2	Rule 13a–14(a)/15d–14(a) Certification of Chief Financial Officer	Filed Herewith
32	Certification pursuant to 18 U.S.C. Section 1350 by Chief Executive Officer and Chief Financial Officer	Filed Herewith
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)	
101.SCH	Inline XBRL Taxonomy Extension Schema Document	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	
104	Cover Page Interactive File (embedded within the Inline XBRL document and included in Exhibit 101)	

---

* Indicates management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL HEALTHCARE CORPORATION

Date: February 26, 2026

BY: /s/ Stephen F. Flatt
Stephen F. Flatt
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 26, 2026

/s/ Stephen F. Flatt
Stephen F. Flatt
Chief Executive Officer and Director
(Principal Executive Officer)

Date: February 26, 2026

/s/ Brian F. Kidd
Brian F. Kidd
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: February 26, 2026

/s/ Robert G. Adams
Robert G. Adams
Chairman of the Board

Date: February 26, 2026

/s/ J. Paul Abernathy
J. Paul Abernathy
Director

Date: February 26, 2026

/s/ Emil E. Hassan
Emil E. Hassan
Director

Date: February 26, 2026

/s/ Sandra Y. Trail
Sandra Y. Trail
Director

Date: February 26, 2026

/s/ Richard F. LaRoche, Jr.
Richard F. LaRoche, Jr.
Director

Date: February 26, 2026

/s/ Lisa Piercey
Lisa Piercey
Director

EXHIBIT 31.1

CERTIFICATION

I, Stephen F. Flatt, certify that:

1. I have reviewed this annual report on Form 10-K of National HealthCare Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ Stephen F. Flatt
_____

Stephen F. Flatt
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Brian F. Kidd, certify that:

1. I have reviewed this annual report on Form 10-K of National HealthCare Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ Brian F. Kidd
Brian F. Kidd
Senior Vice President and Chief Financial Officer

Exhibit 32

Certification of Annual Report on Form 10-K
of National HealthCare Corporation
For the Year Ended December 31, 2025

The undersigned hereby certify, pursuant to 18 U.S.C. Section 906 of the Sarbanes-Oxley Act of 2002, that, to the undersigned's best knowledge and belief, the Annual Report on Form 10-K for National HealthCare Corporation (''Issuer'') for the period ending December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the ''Report''):

(a)   fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Issuer.

This Certification accompanies the Annual Report on Form 10-K of the Issuer for the year ended December 31, 2025.

This Certification is executed as of February 26, 2026.

/s/ Stephen F. Flatt
Stephen F. Flatt
Chief Executive Officer

/s/ Brian F. Kidd
Brian F. Kidd
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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CORPORATE INFORMATION

Corporate Headquarters
National HealthCare Corporation
100 E. Vine Street
Murfreesboro, TN 37130
Phone: 615-890-2020
Fax: 615-890-0123
www.nhccare.com

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P. O. Box 505000
Louisville, KY 40233-5000
800-568-3476
www.computershare.com/investor

Listed
NYSE American
NHC

Annual Stockholders' Meeting
City Center, 14th Floor
100 E. Vine Street
Murfreesboro, Tennessee
May 7, 2026
3:30 p.m. CDT

Annual Report on Form 10-K
Copies of our Annual Report on Form 10-K and all other U. S. Securities and Exchange Commission Filings are available free of charge on our website or by writing us at the address listed above.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
1033 Demonbreun Street, Suite 400
Nashville, TN 37203

SENIOR LEADERSHIP

















NHC NATIONAL HEALTHCARE CORPORATION

NHC PLACE

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CARIS healthcare Hospice: Your Life, Our Mission

NETWORK PHARMACY

NHC Advantage

CENTER FOR BEHAVIORAL HEALTH

White Oak

8

NHC
NATIONAL HEALTHCARE CORPORATION

National HealthCare Corporation

100 East Vine Street
Murfreesboro, TN 37130
615-890-2020
nhccare.com